UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NovaMed, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

66986W 207

(CUSIP Number)

Richard H. Siegel, Esq.
Surgery Center Holdings, Inc.
c/o H.I.G. Capital, LLC
1450 Brickell Avenue, 31st Floor
Miami, FL  33131

With copies to:
Brooks B. Gruemmer
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL  60606

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ❑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Surgery Center Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK; AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 837,652 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,652 shares (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Surgery Center Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK; AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 837,652 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,652 shares (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) H.I.G. Surgery Centers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK; AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 837,652 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,652 shares (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) H.I.G. Bayside Debt & LBO Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK; AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 837,652 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,652 shares (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) H.I.G. Bayside Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK; AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 837,652 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,652 shares (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) H.I.G.-GPII, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK; AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 837,652 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,652 shares (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sami W. Mnaymneh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK; AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 837,652 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,652 shares (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Anthony A. Tamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK; AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 837,652 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,652 shares (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Introduction

This statement on Schedule 13D (this “Statement”) relates to the Agreement and Plan of Merger, dated as of January 20, 2011 (the “Merger Agreement”), by and among NovaMed, Inc., a Delaware corporation (the “Company”), Surgery Center Holdings, Inc., a Delaware corporation (“Parent”), and Wildcat Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (“Merger Sub”), and the transactions contemplated thereby. The Merger Agreement contemplates that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company’s common stock, $0.01 par value per share (the “Common Stock”), other than shares held by Parent or its subsidiaries, treasury shares and dissenting shares, will be automatically cancelled and converted into the right to receive $13.25 per share in cash, without interest thereon and subject to applicable withholding taxes.

Robert J. Kelly, C.A. Lance Piccolo, Thomas S. Hall, R. Judd Jessup, Scott H. Kirk, M.D., Steven V. Napolitano, Scott T. Macomber and Graham Cherrington (collectively, the “Stockholders”) are stockholders of the Company that beneficially own 837,652 shares in the aggregate, or approximately 10.5%, of the Company’s issued and outstanding Common Stock. In connection with the execution of the Merger Agreement, the Stockholders entered into voting agreements with Parent (the “Voting Agreements”), pursuant to which, among other things, the Stockholders agreed to vote their shares of Common Stock in favor of the Merger and against any other acquisition proposal until termination of the Merger Agreement.

In addition, in connection with the execution of the Merger Agreement, Mr. Macomber, Thomas J. Chirillo, John P. Hart and John W. Lawrence (collectively, the “Rollover Stockholders”) entered into exchange agreements (the “Exchange Agreements”) with Surgery Center Holdings, LLC, a Delaware limited liability company and majority stockholder of Parent (“Holdings”), providing, among other things, that immediately before the effective time of the Merger and conditioned upon the closing, each of the Rollover Stockholders will exchange certain of his respective shares of Common Stock as set forth in the exhibit to each of the Exchange Agreements (collectively, the “Rollover Shares”), and in the case of Messrs. Macomber and Hart, contribute additional cash consideration, for such number of class A-1 units of Holdings as set forth in the exhibit to each of the Exchange Agreements.

The description of the Merger Agreement, the Voting Agreements and the Exchange Agreements is qualified in its entirety by the terms and conditions of the Merger Agreement, the form of Voting Agreement and the form of Exchange Agreement, which are filed as Exhibits 99.2 through 99.4 hereto, respectively, and are incorporated herein by reference.

Item 1. Security and Issuer

The class of equity security to which this Statement relates is the Common Stock of the Company. The address of the principal executive offices of the Company is 333 West Wacker Drive, Suite 1010, Chicago, Illinois 60601.

Item 2. Identity and Background

This Statement is being filed jointly on behalf of (i) Parent, (ii) Holdings; (iii) H.I.G. Surgery Centers, LLC, a Delaware limited liability company (“Surgery Centers”); (iv)  H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership (“Fund II”); (v) H.I.G. Bayside Advisors II, LLC, a Delaware limited liability company (“Advisors II”); (vi) H.I.G.-GPII, Inc., a Delaware corporation (“GP II”); (vii) Sami W. Mnaymneh (“Mr. Mnaymneh”) ; and (viii) Anthony A. Tamer (Mr. Tamer”). Parent, Holdings, Surgery Centers, Fund II, Advisors II, GP II, Mr. Mnaymneh and Mr. Tamer (collectively, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), and not as separate persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons are filing this Statement because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Statement.  The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

Surgery Center Holdings, Inc.

Parent is a Delaware corporation and is a subsidiary of Holdings.  Holdings holds all of the issued and outstanding voting capital stock of Parent. The principal office of Parent is located at 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

The directors and executive officers of Parent are as follows:

Name	Positions with Parent	Principal Occupation or Employment
Chris Laitala	Director; President	Managing Director of H.I.G. Capital Management, Inc.

Fraser Preston	Director; Vice President, Treasurer and Secretary	Principal of H.I.G. Capital Management, Inc.

Michael T. Doyle	Director, Chief Executive Officer	Chief Executive Officer, Surgery Partners

The business address for each director and executive officer of Parent is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Surgery Center Holdings, LLC

Holdings is a Delaware limited liability company. Surgery Centers is the controlling member of Holdings. The principal office of Holdings is located at 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

The managers and executive officers of Holdings are as follows:

Name	Positions with GPP I	Principal Occupation or Employment
Chris Laitala	Manager; President	Managing Director of H.I.G. Capital Management, Inc.

Fraser Preston	Manager; Vice President, Treasurer and Secretary	Principal of H.I.G. Capital Management, Inc.

Michael T. Doyle	Manager	Chief Executive Officer, Surgery Partners

The business address for each manager and executive officer of Holdings is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

H.I.G. Surgery Centers, LLC

Surgery Centers is a Delaware limited liability company. Fund II is the manager and controlling member of Surgery Centers. The principal office of Surgery Centers is located at 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

H.I.G. Bayside Debt & LBO Fund II, L.P.

                Fund II is a limited partnership organized under the laws of the State of Delaware. Its principal business is as a private equity investment company. The principal business address of Fund II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

H.I.G. Bayside Advisors II, LLC

Advisors II is a limited liability company organized under the laws of the State of Delaware and is the general partner of Fund II. Its principal business is as a private equity management company. The principal business address of Advisors II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

H.I.G. GP-II, Inc.

                GP II is a corporation organized under the laws of Delaware and is the manager of Advisors II. Its principal business is to serve as an investment management company for several affiliates. The principal business address of GP II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131.

The directors and executive officers of GP II are as follows:

Name	Positions with GP II	Principal Occupation or Employment
Anthony A. Tamer	Co-President, Director	Managing Partner of H.I.G. Capital, LLC

Sami W. Mnaymneh	Co-President, Director	Managing Partner of H.I.G. Capital, LLC

Richard H. Siegel	Vice President and General Counsel	Vice President and General Counsel of H.I.G. Capital, LLC

The business address for each director and executive officer is 1450 Brickell Avenue, 31st Floor, Miami, Florida  33131.

Sami W. Mnaymneh and Anthony A. Tamer

Messrs. Mnaymneh and Tamer are the directors and sole shareholders of GP II.

Mr. Mnaymneh is a co-founding partner of H.I.G. Capital, LLC. (“H.I.G.”) and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G., Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies.

Mr. Tamer is a co-founding partner of H.I.G. and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G., Mr. Tamer was partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients.

None of the persons for whom information is provided in this Item 2: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 2 is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Contribution

No funds were required in connection with the execution and delivery of the Voting Agreements.  The total value of the Merger transaction, including the amount of funds required by Parent to pay the aggregate consideration pursuant to the Merger Agreement and the transactions contemplated thereby, and pay fees and expenses relating to the Merger, as well as the assumption or repayment of indebtedness, will be approximately $214 million.  Parent currently intends to obtain all of such funds through a combination of (i) debt financing to be provided by one or more groups of lenders, (ii) equity financing to be provided by Fund II and its affiliates and (iii) share and cash contributions from the Rollover Stockholders pursuant to the Exchange Agreements.

On January 20, 2011, Fund II provided Parent with an Equity Commitment Letter (the “Equity Commitment Letter”), pursuant to which Fund II agreed to provide certain funding in connection with the Merger. Subject to the terms and conditions of the Equity Commitment Letter, Fund II agreed to purchase equity interests of Parent for an aggregate amount of up to $20 million. The obligation of Fund II to fund its commitment will expire on the terms and conditions set forth in the Equity Commitment Letter.

                THL Credit Advisors LLC (“THL”) provided a financing commitment letter dated January 20, 2011 (the “THL Commitment Letter”) to Parent pursuant to which THL and certain of its affiliates, subject to the terms and conditions therein, committed to purchase senior subordinated notes in an aggregate amount not to exceed $53.8 million (the “Notes”), the net proceeds of which will be used for the purpose of funding a portion of the consideration payable in connection with the Merger and to pay certain fees and expenses of the Merger.

                Jeffries Finance LLC (“Jeffries”) provided a commitment letter dated January 20, 2011 (the “Jeffries Commitment Letter”) to Fund II pursuant to which Fifth Third, subject to the terms and conditions therein, agreed (i) to act as arranger and administrative agent for a term loan in the principal amount of $230 million (the “Term Loan”) and a revolving credit facility in the principal amount of $20 million (the “Revolver” and, together with the Term Loan, the “Facilities”), and (ii) to commit to provide the entire principal amount of the Facilities, all on the terms and conditions set forth in Jeffries Commitment Letter. The Facilities will be used for the purpose of funding a portion of the consideration payable in connection with the Merger, to pay certain fees and expenses of the Merger, to refinance certain existing debt of the Company and for general corporate purposes for the operation of Parent and its subsidiaries, including the Company.

     The foregoing description of the Equity Commitment Letter, THL Commitment Letter and Jeffries Commitment Letter is qualified in its entirety by reference to the Equity Commitment Letter, Falcon Commitment Letter and Jeffries Commitment Letter, which are filed as Exhibits 99.5 through Exhibit 99.7 hereto, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction

(a) – (j)  On January 20, 2011, Parent, Merger Sub and the Company entered into the Merger Agreement, a copy of which is attached hereto as Exhibit 99.2, pursuant to which Merger Sub, a wholly owned subsidiary of Parent, will be merged with and into the Company, with the Company continuing as the surviving corporation. Following the consummation of the Merger, the Company will be a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, at the effective time of the Merger:

(a)           each existing share of Common Stock, other than shares held by Parent or its subsidiaries, treasury shares and dissenting shares, will be converted into the right to receive $13.25 per share in cash, without interest thereon and subject to applicable withholding taxes (the “Merger Consideration”);

(b)           each Company stock option, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger shall be cancelled, with the holder of such option becoming entitled to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share multiplied by the number of shares of the Company’s common stock subject to such stock option; and

(c)           each unvested restricted share of the Company’s common stock that is outstanding immediately prior to the effective time of the Merger shall be canceled, with the holder of such unvested restricted share of the Company’s common stock becoming entitled to receive an amount in cash equal to the Merger Consideration multiplied by the maximum number of shares of the Company’s common stock subject to such restricted share.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Company.

Pursuant to the Merger Agreement, the board of directors and officers of Merger Sub at the effective time of the Merger will become the board of directors and officers of the Company. In addition, at the effective time of the Merger, the certificate of incorporation and bylaws of the Company will be amended and restated to conform to the certificate of incorporation and bylaws of Merger Sub. If the Merger is consummated, the Common Stock will no longer be traded on the NASDAQ and will be deregistered under the Act.

In connection with the execution of the Merger Agreement, the Stockholders, who currently hold in the aggregate approximately 10.5% of the Company’s issued and outstanding Common Stock, entered into the Voting Agreements with Parent, in the form attached hereto as Exhibit 99.3, dated as of January 20, 2011, pursuant to which, among other things, the Stockholders agreed to vote all the shares of Common Stock beneficially owned by such stockholders in favor of the Merger and against any other acquisition proposal at any meeting of the Company’s stockholders until termination of the Merger Agreement.  Pursuant to the Voting Agreements, each Stockholder irrevocably appointed Parent as its true and lawful proxy and attorney-in-fact, with full power of substitution, to (i) vote their Common Stock for the matters expressly provided for in the Voting Agreement and (ii) execute and deliver all written consents, conveyances and other instruments or documents appropriate or necessary to effect the matters expressly provided for in the Voting Agreement.  Each Stockholder further agreed not to sell any shares of Common Stock that are subject to the Voting Agreements until the earlier of the effective time of the Merger or the termination of the Merger Agreement on its terms and agreed that any additional shares of Common Stock acquired would automatically become subject to the Voting Agreement.

In addition, in connection with the execution of the Merger Agreement, the Rollover Stockholders entered into the Exchange Agreements with Holdings, in the form attached hereto as Exhibits 99.4, dated as of January 20, 2011, pursuant to which each such Rollover Stockholder agreed to surrender to Parent, immediately prior to the effective time of the Merger, a portion of the shares of Common Stock owned beneficially or of record by such Rollover Stockholder, and in the case of Messrs. Macomber and Hart, contribute additional cash consideration, in exchange for such number of shares of class A-1 units of Holdings as set forth in the exhibit to each of the Exchange Agreements.  As a result, immediately following the Merger, the Rollover Stockholders will hold class A-1 units of Holdings representing approximately 1.4% (on a fully diluted basis) of Holdings, after giving effect to the issuance and vesting of all incentive equity awards immediately after the consummation of the Merger.

The foregoing description of the Merger Agreement, the Voting Agreements and the Exchange Agreements is qualified in its entirety by reference to the Merger Agreement, the form of Voting Agreement and the form of Exchange Agreement, which are filed as Exhibits 99.2 through 99.4 hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b) As a result of the Voting Agreements, the Reporting Persons may be deemed to be the beneficial owners of 837,652 shares of Common Stock, which represents in the aggregate approximately 10.5% of the outstanding shares of Common Stock, as follows:  Parent, as party to the Voting Agreements; Holdings, as the sole voting stockholder of Parent; Surgery Centers, as the controlling member of Holdings; Fund II, as the manager and controlling member of Surgery Centers; Advisors II, as the general partner of Fund II, GP II, as the manager of Advisors II; and Messrs. Tamer and Mnaymneh as co-presidents, directors and sole shareholders of GP II.

All of the percentages calculated in this Statement are based upon an aggregate of 7,955,379 shares of Common Stock outstanding as of January 20, 2011, as disclosed in the Merger Agreement. The number of shares of Common Stock of the Company that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 837,652, (iii) sole dispositive power is none, and (iv) shared dispositive power is none. The filing of this Statement by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

(c) To the knowledge of each of the Reporting Persons, except for the Merger Agreement, the Exchange Agreements and the Voting Agreements, and the transactions contemplated by those agreements, none of the Reporting Persons have effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

As stated above, references to and descriptions of the Merger Agreement, the Voting Agreements and the Exchange Agreements are qualified in their entirety by reference to the Merger Agreement, the form of Voting Agreement and the form of Exchange Agreement, which are filed as Exhibits 99.2 through 99.4 hereto, respectively, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3, 4 and 5 above is incorporated herein by reference.

 In connection with the Merger Agreement, the Company and Fund II entered into a limited guarantee (the “Guarantee”), dated as of January 20, 2011, whereby Fund II unconditionally guaranteed to the Company the punctual observance, performance and discharge of payment when due of certain amounts owing by either Parent or Merger Sub to the Company pursuant the Merger Agreement, up to an aggregate amount of approximately $10,902,000 (the “Obligations”). Pursuant to the Guarantee, the Company may, in its sole discretion, bring and prosecute a separate action or actions against Fund II for the full amount of the Obligations, regardless of whether action is brought against Parent or Merger Sub. No recourse may be had under the Guarantee against any of the former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of Fund II, or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing.

The foregoing description of the Guarantee is qualified in its entirety by reference to the Guarantee filed as Exhibit 99.8 hereto, which is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1.                      Joint Filing Agreement, dated as of January 28, 2010, by and among each of the Reporting Persons.

Exhibit 99.2.                      Agreement and Plan of Merger, dated as of January 20, 2011, among Surgery Center Holdings, Inc., Wildcat Merger Sub, Inc. and NovaMed, Inc.

Exhibit 99.3.                      Form of Voting Agreement, dated as of January 20, 2011, by and among Surgery Center Holdings, Inc. and each of the Stockholders.

Exhibit 99.4.                      Form of Exchange Agreement, dated as of January 20, 2011, by and among Surgery Center Holdings, LLC and each of the Rollover Stockholders.

Exhibit 99.5.                      Equity Commitment Letter, dated as of January 20, 2011, by and between H.I.G. Bayside Debt & LBO Fund II, L.P. and Surgery Center Holdings, Inc.

Exhibit 99.6.                      Mezzanine Financing Commitment Letter, dated as of January 20, 2011, by and between THL Credit Advisors LLC and Surgery Center Holdings, Inc.

Exhibit 99.7.                      Commitment Letter, dated as of January 20, 2011, by and between Jeffries Finance LLC and Surgery Center Holdings, Inc.

Exhibit 99.8.                      Limited Guarantee, dated as of January 20, 2011, by H.I.G. Bayside Debt & LBO Fund II, L.P. in favor of NovaMed, Inc.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 31, 2011

SURGERY CENTER HOLDINGS, INC.

/s/ Chris Laitala
By: Chris Laitala
Title: President

SURGERY CENTER HOLDINGS, LLC

/s/ Chris Laitala
By: Chris Laitala
Title: President

H.I.G. SURGERY CENTERS, LLC

By: H.I.G. Bayside Debt & LBO Fund II, L.P.
Its: Manager

By: H.I.G. Bayside Advisors II, LLC
Its: General Partner

By: H.I.G.-GPII, Inc.
Its: Manager

/s/ Richard H. Siegel
By: Richard H. Siegel
Title:  Vice President and General Counsel

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By: H.I.G. Bayside Advisors II, LLC
Its: General Partner

By: H.I.G.-GPII, Inc.
Its: Manager

/s/ Richard H. Siegel
By: Richard H. Siegel
Title:  Vice President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 31, 2011

H.I.G. BAYSIDE ADVISORS II, LLC

By: H.I.G.-GPII, Inc.
Its: Manager

/s/ Richard H. Siegel
By: Richard H. Siegel
Title:  Vice President and General Counsel

H.I.G.-GPII, INC.

/s/ Richard H. Siegel
By: Richard H. Siegel
Title:  Vice President and General Counsel

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer

Exhibit 99.1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees to file jointly the statement on Schedule 13D to which this Agreement is attached, and any amendments to the statement on Schedule 13D (the “Statement”), with respect to the Common Stock of NovaMed, Inc. which may be deemed necessary, pursuant to Regulation 13D under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the Statement, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the Statement, and any future amendments to the Statement, filed on behalf of each of the parties hereto.

Date: January 31, 2011

SURGERY CENTER HOLDINGS, INC.

/s/ Chris Laitala
By: Chris Laitala
Title: President

SURGERY CENTER HOLDINGS, LLC

/s/ Chris Laitala
By: Chris Laitala
Title: President

H.I.G. SURGERY CENTERS, LLC

By: H.I.G. Bayside Debt & LBO Fund II, L.P.
Its: Manager

By: H.I.G. Bayside Advisors II, LLC
Its: General Partner

By: H.I.G.-GPII, Inc.
Its: Manager

/s/ Richard H. Siegel
By: Richard H. Siegel
Title:  Vice President and General Counsel

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By: H.I.G. Bayside Advisors II, LLC
Its: General Partner

By: H.I.G.-GPII, Inc.
Its: Manager

/s/ Richard H. Siegel
By: Richard H. Siegel
Title:  Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC

By: H.I.G.-GPII, Inc.
Its: Manager

/s/ Richard H. Siegel
By: Richard H. Siegel
Title:  Vice President and General Counsel

H.I.G.-GPII, INC.

/s/ Richard H. Siegel
By: Richard H. Siegel
Title:  Vice President and General Counsel

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer

Exhibit 99.2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of January 20, 2011,

among

SURGERY CENTER HOLDINGS, INC.,

WILDCAT MERGER SUB, INC.

and

NOVAMED, INC.

i
[Missing Graphic Reference]

TABLE OF CONTENTS
(continued)

ii

GLOSSARY

Term	Section
Acquisition Agreement	Section 4.2(b)
Adverse Recommendation Change	Section 4.2(b)
Adverse Recommendation Change Notice	Section 4.2(b)
Affiliate	Section 8.3(a)
Agreement	Preamble
Beneficial Ownership	Section 8.3(b)
Business Day	Section 8.3(c)
Certificate	Section 2.1(c)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(f)
Commitment Letters	Section 3.2(d)
Commonly Controlled Entity	Section 3.1(m)(i)
Company	Preamble
Company Benefit Agreement	Section 3.1(m)(i)
Company Benefit Plan	Section 3.1(m)(i)
Company Bylaws	Section 3.1(a)
Company Certificate	Section 1.5(a)
Company Common Stock	Section 2.1(b)
Company Damages	Section 5.6(g)
Company Disclosure Schedule	Section 3.1
Company Liability Cap	Section 5.6(h)
Company Personnel	Section 3.1(m)(i)
Company Recommendation	Section 3.1(d)(i)
Company Restricted Shares	Section 3.1(c)(ii)
Company SEC Documents	Section 3.1(e)(i)
Company Stock Options	Section 3.1(c)(ii)
Company Stock Plans	Section 3.1(c)(ii)
Company Termination Fee	Section 5.6(b)
Competition Law	Section 3.1(d)(iii)
Confidentiality Agreement	Section 8.3(d)
Continuing Employees	Section 5.9(a)
Contract	Section 3.1(d)(ii)
Convertible Notes	Section 8.3(e)
Data Room	Section 8.3(f)
DB Hedge Transaction	Section 5.10
DB London	Section 5.10
DB New York	Section 5.10
DB Warrant	Section 5.10
Debt Commitment Letters	Section 3.2(d)
Debt Financing	Section 3.2(d)
DGCL	Recitals
Dissenting Shares	Section 2.3
Dissenting Stockholder	Section 2.3
DOJ	Section 5.3(a)
Effective Time	Section 1.3

i

Environmental Claim	Section 3.1(k)(ii)
Environmental Law	Section 3.1(k)(ii)
Environmental Permit	Section 3.1(k)(ii)
Equity Commitment Letter	Section 3.2(d)
Equity Financing	Section 3.2(d)
ERISA	Section 3.1(m)(i)
Event	Section 8.3(k)
Exchange Act	Section 3.1(d)(iii)
Exchange Agreements	Recitals
Facility	Section 8.3(g)
Filed Company SEC Documents	Section 3.1(i)(A)
Financing	Section 3.2(d)
FTC	Section 5.3(a)
GAAP	Section 3.1(e)(i)
Governmental Entity	Section 3.1(d)(iii)
Guarantor	Recitals
Hazardous Material	Section 3.1(k)(ii)
Healthcare Law	Section 8.3(h)
HIPAA	Section 8.3(i)
Holdings	Recitals
HSR Act	Section 3.1(d)(iii)
Intellectual Property	Section 3.1(p)(iii)
Judgment	Section 3.1(d)(ii)
Knowledge	Section 8.3(j)
Law	Section 3.1(d)(ii)
Leased Real Property	Section 3.1(s)
Legal Restraints	Section 6.1(c)
Lenders	Section 3.2(d)
Lender Party	Section 8.14
Liens	Section 3.1(b)
Limited Guarantee	Recitals
Material Adverse Effect	Section 8.3(k)
Material Contract	Section 3.1(i)(B)
Medical Waste	Section 8.3(l)
Medical Waste Law	Section 8.3(m)
Merger	Recitals
Merger Consideration	Section 2.1(c)
Merger Sub	Preamble
MWTA	Section 8.3(l)
NASDAQ	Section 3.1(d)(iii)
Non-Breach Financing Failure	Section 5.6(d)
Notice Period	Section 4.2(b)
Option Cancellation Agreement	Section 5.4(a)(i)
Option Consideration	Section 5.4(a)(i)
Option Documentation	Section 5.4(b)
Owned Real Property	Section 3.1(s)
Parent	Preamble
Parent Benefit Plan	Section 5.9(b)
Parent Damages	Section 5.6(h)
Parent Default Fee	Section 5.6(d)

ii

Parent Designated Termination	Section 5.6(d)
Parent Expenses	Section 8.3(n)
Parent Group	Section 5.6(g)
Parent Liability Cap	Section 5.6(g)
Parent Termination Fee	Section 5.6(d)
Paying Agent	Section 2.2(a)
Permits	Section 3.1(j)(i)
Permitted Liens	Section 3.1(o)
Person	Section 8.3(o)
Physician Partners	Section 3.1(w)(i)
Preferred Stock	Section 3.1(c)(i)
Proceeding	Section 3.1(h)
Provider Contracts	Section 3.1(i)(C)
Proxy Statement	Section 3.1(d)(iii)
Purchase Plan	Section 3.1(c)(ii)
Release	Section 3.1(k)(ii)
Remuneration	Section 3.1(v)(ii)
Representatives	Section 4.2(a)
Required Stockholder Approval	Section 3.1(d)(i)
Restricted Share Consideration	Section 5.4(a)(ii)
Rollover Holders	Recitals
Rollover Shares	Recitals
SEC	Section 3.1(d)(iii)
Secretary of State	Section 1.3
Stockholders Meeting	Section 5.1(b)
SOX	Section 3.1(e)(i)
Subsidiary	Section 8.3(p)
Superior Proposal	Section 4.2(a)
Superior Proposal Notice	Section 4.2(b)
Surviving Corporation	Section 1.1
Tail Period	Section 5.5(c)
Takeover Proposal	Section 4.2(a)
Tax Returns	Section 3.1(n)(xiv)
Taxes	Section 3.1(n)(xiv)
Termination Date	Section 7.1(b)(i)
Voting Agreements	Recitals
Voting Debt	Section 8.3(q)

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger dated as of January 20, 2011 (this “Agreement”), by and among Surgery Center Holdings, a Delaware corporation (“Parent”), Wildcat Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and NovaMed, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent;

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that Merger Sub and the Company consummate the Merger provided for herein;

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have unanimously approved this Agreement and approved the Merger;

WHEREAS, the board of directors of the Company has unanimously resolved to recommend that the Company’s stockholders adopt this Agreement and approve the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent and certain beneficial owners of Company Common Stock are entering into Voting Agreements substantially in the form attached as Exhibit A (the “Voting Agreements”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, H.I.G. Bayside Debt & LBO Fund II, L.P. (the “Guarantor”) is entering into a limited guarantee (the “Limited Guarantee”) with the Company substantially in the form attached as Exhibit B pursuant to which the Guarantor is guaranteeing certain obligations of Parent under this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Surgery Center Holdings, LLC, the majority stockholder of Parent (“Holdings”), and certain beneficial owners (the “Rollover Holders”) of Company Common Stock are entering into Exchange Agreements (the “Exchange Agreements”), pursuant to which the Rollover Holders are agreeing, among other things, to contribute a portion of their Company Common Stock set forth therein (such shares, collectively, the “Rollover Shares”) to Holdings immediately prior to the Effective Time of the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I
THE MERGER

Section 1.1     The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Section 1.2     Closing.

The closing of the Merger (the “Closing”) will take place electronically or, at Parent’s election, at the offices of DLA Piper LLP (US), 203 North LaSalle Street, Chicago, Illinois 60601, at 10:00 a.m., Central time, on a date to be specified by the parties, which shall be not later than the second Business Day after satisfaction or waiver of the conditions set forth in Article VI, other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions, unless another time, date or place is agreed to in writing by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3     Effective Time of the Merger.

Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, a certificate of merger in the form attached as Exhibit C (the “Certificate of Merger”) shall be duly prepared and executed by the Company in accordance with the relevant provisions of the DGCL and shall be filed by the Company with the Secretary of State of the State of Delaware (the “Secretary of State”). The Merger shall become effective upon the later of: (a) the date and time of the filing of the Certificate of Merger with the Secretary of State, or (b) such later date and time as may be specified in the Certificate of Merger with the prior written consent of Parent. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

Section 1.4     Effects of the Merger.

The Merger shall have the effects specified in the DGCL.

Section 1.5     Certificate of Incorporation and Bylaws.

(a)           The certificate of incorporation of the Company, as heretofore amended (the “Company Certificate”), shall be amended and restated in its entirety at the Effective Time to be identical to the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(b)           The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation at the Effective Time, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

Section 1.6     Directors.

The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.7     Officers.

The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1     Effect on Capital Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Merger Sub, or the holder of any shares of capital stock or other securities of the Company or Merger Sub:

(a)           Capital Stock of Merger Sub.  Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)           Cancellation of Treasury Stock, Parent-Owned Stock and Rollover Shares.  All shares of common stock, par value $0.01 per share (“Company Common Stock”), of the Company that are owned by the Company or any Subsidiary of the Company or owned by Parent or Merger Sub immediately prior to the Effective Time and all Rollover Shares shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)           Conversion of Company Common Stock.  Subject to Section 2.1(e), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and any shares to be canceled in accordance with Section 2.1(b)) shall be converted into the right to receive, in cash and without interest, an amount equal to $13.25 per share (the “Merger Consideration”) upon surrender of such share of Company Common Stock pursuant to Section 2.2 and in compliance therewith.  At the Effective Time, such shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, or evidence of shares held in book-entry form, that immediately prior to the Effective Time represented any such shares (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the terms of this Agreement.

(d)           Rollover Shares.  Immediately prior to the Effective Time, the Rollover Holders shall contribute the Rollover Shares to Holdings pursuant to the Exchange Agreements. Subsequent to the receipt of the Rollover Shares from the Rollover Holders, such Rollover Shares shall be contributed to Parent and will automatically be canceled, by virtue of the Merger, in accordance with Section 2.1(b) above.

(e)           Adjustment Events.  If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into, or exchanged for, a different number or class of shares by reason of any stock dividend, split, combination, subdivision or reclassification of shares, reorganization, recapitalization or other similar transaction, then the Merger Consideration payable per share of Company Common Stock shall be adjusted to fairly reflect the effects of such transaction.

Section 2.2     Exchange of Certificates.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be designated by Parent and reasonably acceptable to the Company to act as agent for the payment of the Merger Consideration upon surrender of Certificates (other than Certificates representing Rollover Shares, Dissenting Shares and any shares to be canceled in accordance with Section 2.1(b)) (the “Paying Agent”).  At the Effective Time, Parent shall, or shall cause Merger Sub to, deposit with the Paying Agent funds in amounts and at the times necessary for the payment of the aggregate Merger Consideration pursuant to Section 2.1(c) upon surrender of such Certificates, it being understood that any and all interest or other amounts earned with respect to such funds shall be for the account of and turned over to Parent in accordance with Section 2.2(g).

(b)           Exchange Procedure.  As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Any references herein to “Certificates” shall be deemed to (x) exclude Certificates representing Rollover Shares, Dissenting Shares and any shares to be canceled in accordance with Section 2.1(b) and (y) include references to book-entry account statements relating to the ownership of shares of Company Common Stock, provided that the holders of any book-entry shares shall not be required to surrender any Certificates in connection with the procedures set forth in this Article II. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed (or, if such shares of Company Common Stock are held in uncertificated, book-entry form, receipt of an “agent’s message” by the Paying Agent), and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of Merger Consideration that such holder has the right to receive pursuant to Section 2.1(c), and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the stock transfer books of the Company, payment of the Merger Consideration in exchange therefor may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if, upon presentation to the Paying Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable.  No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(c)           No Further Ownership Rights in Company Common Stock.  All cash paid upon the surrender of a Certificate (or affidavit of loss in lieu thereof) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate.  At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares that were outstanding immediately prior to the Effective Time.  If, after the close of business on the day on which the Effective Time occurs, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, they shall be canceled and exchanged as provided in this Article II.

(d)           No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash that would otherwise have been payable in respect of any Certificate that is delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law.  If any Certificates shall not have been surrendered prior to the date which is 12 months after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e)           Lost Certificates.  If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact in form and substance reasonably satisfactory to Parent by the Person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration in respect of such lost, stolen, defaced or destroyed Certificate.

(f)            Withholding Rights.  Parent, the Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration, the Option Consideration and the Restricted Share Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Stock Options and Company Restricted Shares such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other Law.  To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, Company Stock Options and Company Restricted Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

(g)           Termination of Fund.  At any time following the date which is 12 months after the Effective Time, Parent or the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest or other amounts earned with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter, subject to the time limitations in Section 2.2(d), such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon.

Section 2.3     Appraisal Rights.

Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by a stockholder who is entitled to demand, and who properly demands, appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (a “Dissenting Stockholder”) shall not be converted into the right to receive the Merger Consideration.  For purposes of this Agreement, “Dissenting Shares” means any shares of Company Common Stock as to which a Dissenting Stockholder thereof has properly exercised appraisal rights pursuant to Section 262 of the DGCL.  No Dissenting Stockholder shall be entitled to any Merger Consideration in respect of any Dissenting Shares unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to seek appraisal of its Dissenting Shares under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and not any Merger Consideration.  If any Person who otherwise would be deemed a Dissenting Stockholder shall have failed properly to perfect or shall have effectively withdrawn or lost the right to seek appraisal with respect to any Dissenting Shares, such Dissenting Shares shall thereupon be treated as though such Dissenting Shares had been converted into the Merger Consideration pursuant to this Agreement if conditions to payment are met.  The Company shall give Parent (a) prompt (and in any event with three (3) Business Days) notice of any demands for appraisal, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law and received by the Company relating to stockholders’ rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree to do or commit to do any of the foregoing.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1     Representations and Warranties of the Company.

Except as set forth (1) in the Company’s Form 10-K filed with the SEC for the fiscal year ended December 31, 2009 or in the Company’s Form 10-Q filed with the SEC for any of the quarterly periods ending March 31, 2010, June 30, 2010 or September 30, 2010  (excluding the exhibits, annexes and schedules thereto and any forward-looking disclosures contained in “Forward Looking Statements” and “Risk Factors” sections thereof included pursuant to the Private Securities Litigation Reform Act of 1995) and only to the extent reasonably apparent from the disclosure therein or (2) in the applicable section or subsection of the disclosure schedule to this Agreement delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to other sections of this Agreement and the Company Disclosure Schedule to the extent such disclosure is made in a way so as to make its relevance to such other section reasonably apparent from the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows:

(a)           Organization, Standing and Corporate Power.  The Company is a corporation duly incorporated and validly existing and in good standing under the laws of the State of Delaware, each of its Subsidiaries is a corporation or limited liability company duly incorporated or formed, validly existing and in good standing (in the jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its incorporation or formation, as the case may be, and each of the Company and its Subsidiaries has all requisite power and authority and possesses all governmental licenses, franchises, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted, except where the failure to be in good standing, have such power or authority or possess such governmental licenses, permits, authorizations or approvals, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing (in jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  The Company has made available in the Data Room to Parent, prior to the execution of this Agreement, complete and accurate copies of the Company Certificate and the bylaws of the Company (the “Company Bylaws”), and the comparable organizational documents of each of its Subsidiaries, in each case as amended to the date hereof.  Neither the Company nor any of its Subsidiaries is in material breach or material violation of any of its organizational documents, including, for the avoidance of doubt, any operating agreement, limited liability company agreement or other organizational or governing agreement of any such Subsidiary.

(b)           Subsidiaries.  Section 3.1(b) of the Company Disclosure Schedule lists (i) each Subsidiary of the Company, (ii) the jurisdiction of incorporation or formation of each such Subsidiary, (iii) the entire authorized stock or other equity interests of each such Subsidiary, and (iv) the record and beneficial owner of all issued and outstanding shares of such stock or other equity interests, all of which are owned by the Persons set forth on Section 3.1(b) of the Company Disclosure Schedule free and clear of all pledges, liens, charges, encumbrances, claims, mortgages or security interests of any kind or nature whatsoever (other than liens, charges and encumbrances for current Taxes not yet due and payable) (collectively, “Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests.  All issued and outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and not subject to preemptive or similar rights.  No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, Contracts, preemptive rights, rights of first refusal, demands, conversion rights or other agreements, arrangements or obligations of any character calling for it to purchase, redeem or otherwise acquire, or to issue, sell, transfer or otherwise dispose of any shares of capital stock, any other equity security or Voting Debt of such Subsidiary, or securities or rights convertible into or exchangeable or exercisable therefor.  Except for the capital stock of, or voting securities or equity interests in, its Subsidiaries or as set forth in Section 3.1(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock of, or other voting securities or equity interests in, any corporation, limited liability company, partnership, joint venture, association or other entity.

(c)           Capital Structure.

(i)            The authorized capital stock of the Company consists of 27,253,000 shares of Company Common Stock and 6,080,000 shares of Preferred Stock, without par value (the “Preferred Stock”).

(ii)           At the close of business on January 20, 2011, (A) 7,955,379 shares of Company Common Stock were issued and outstanding, of which 199,415 shares were subject to vesting (the “Company Restricted Shares”), (B) 2,412,399 shares of

Company Common Stock were held by the Company in its treasury, (C) no shares of Preferred Stock were issued or outstanding, (D) 3,924,030 shares of Company Common Stock were reserved for issuance upon conversion of the Company’s 1.0% Convertible Senior Notes Due June 15, 2012 (the “Convertible Notes”), (E) 3,924,030 shares of Company Common Stock were reserved for issuance upon exercise of the DB Warrant (as defined below) and (F) 1,438,132 shares of Company Common Stock were reserved for issuance pursuant to the Company’s Second Amended and Restated 1999 Stock Incentive Plan, Amended and Restated 2000 Employee Stock Incentive Plan, Amended and Restated 2001 Employee Stock Incentive Plan, Amended and Restated 2005 Restricted Stock Plan and Second Amended and Restated 2005 Stock Incentive Plan (such plans, together with the Company’s employee stock purchase plan (the “Purchase Plan”), the “Company Stock Plans”), of which 1,149,021 shares of Company Common Stock were subject to outstanding options (other than purchase rights under the Purchase Plan) to acquire shares of Company Common Stock from the Company (the “Company Stock Options”).  As of the date of this Agreement, the conversion ratio of the Convertible Notes is 52.3204 shares of Company Common Stock per $1,000 aggregate principal amount of the Convertible Notes.

(iii)          Since the close of business on January 20, 2011, (A) the Company has not authorized the issuance or reserved for issuance, and there have been no issuances by the Company, of shares of capital stock or other voting securities or equity interests of the Company, other than issuances of shares of Company Common Stock pursuant to the exercise of Company Stock Options and purchase rights under the Purchase Plan, in each case outstanding as of the close of business on January 20, 2011, and (B) the Company has not authorized the issuance or reserved for issuance, and there have been no issuances by the Company, of securities convertible into, or exchangeable or exercisable for, or options, warrants or other rights to acquire, or shares of deferred stock, restricted stock units, stock-based performance units, stock appreciation rights or “phantom” stock awards with respect to, any such stock, interests or securities, or derivative securities or other rights that are linked to, or provide economic benefits based on, the value or price of Company Common Stock or the value of the Company, any of its Subsidiaries or any part thereof, other than purchase rights under the Purchase Plan.

(iv)          All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Convertible Notes, Company Stock Options, the DB Warrant or purchase rights under the Purchase Plan will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive or similar rights and issued in compliance with all applicable securities Laws.  Except as set forth above in this Section 3.1(c), as of the date hereof, (A) there are not issued, reserved for issuance or outstanding (1) any shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, (2) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, (3) any Voting Debt of the Company or any of its Subsidiaries, (4) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities (including Voting Debt), equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities (including Voting Debt) of the Company or any of its Subsidiaries or (5) any shares of deferred stock, restricted stock units, stock-based performance units, stock appreciation rights or “phantom” stock awards with respect to any such stock, interests or securities, or derivative securities or other rights that are linked to, or provide economic benefits based on, the value or price of the Company Common Stock or the value of the Company, any of its Subsidiaries or any part thereof and (B) except as set forth on Section 3.1(c)(iv) of the Company Disclosure Schedule, there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver, transfer, sell or otherwise dispose, or cause to be issued, delivered, transferred, sold or otherwise disposed, any such stock, interests or securities (except pursuant to the forfeiture of Company Stock Options or Company Restricted Shares or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of a Company Stock Option or the Tax withholding obligations of holders of Company Stock Options or Company Restricted Shares, in each case in accordance with their terms as in effect on the date of this Agreement).

(v)           All Company Restricted Shares, all Company Stock Options, the DB Warrant and all Convertible Notes are evidenced by restricted share awards, stock option or warrant agreements or convertible notes (as the case may be), and true and correct copies of the DB Warrant and all Convertible Notes have been made available in the Data Room to Parent.  All outstanding Company Restricted Shares and Company Stock Options are in all material respects in the same form as the form of restricted stock award and stock option agreement, respectively, that has been made available in the Data Room to Parent.  Section 3.1(c)(v) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Persons who hold outstanding Company Restricted Shares, Company Stock Options, the DB Warrant and Convertible Notes indicating, with respect to each Company Restricted Share, Company Stock Option, DB Warrant and Convertible Note, the number of shares of Company Common Stock subject to such Company Restricted Share, Company Stock Option, DB Warrant and Convertible Note, and the exercise price or conversion ratio (if any), date of grant or issuance, vesting schedule (if any) and expiration date thereof.  There are no Company Stock Options intended to qualify as an “incentive stock option” under Section 422 of the Code.

(vi)          Except as set forth on Section 3.1(c)(vi) of the Company Disclosure Schedule and other than the Voting Agreements, there are no stockholder agreements, voting trusts or other Contracts to which the Company or any of its Subsidiaries with respect to the voting, transfer or registration of the capital stock or other equity interests of the Company or any of its Subsidiaries or granting any Person the right to elect, designate or nominate a director to the board of directors of the Company or any of its Subsidiaries.

(d)           Authority; Noncontravention.

(i)            The Company has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other transactions contemplated by this Agreement, subject only to the affirmative vote to adopt this Agreement by the holders of a majority of the shares of the Company Common Stock outstanding and entitled to vote thereon (the “Required Stockholder Approval”), and to comply with the provisions of and perform its obligations under this Agreement.   The execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and the compliance by the Company with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize this Agreement, to consummate the Merger and the other transactions contemplated by this Agreement, or to comply with the provisions of and perform its obligations under this Agreement; provided, that the consummation of the Merger is subject to obtaining the Required Stockholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).  The Board of Directors of the Company, at a meeting duly called and held and at which all of the directors were present, unanimously and duly adopted resolutions (i) approving and declaring the advisability of this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, (iii) declaring that the terms of the Merger are fair to the Company and the Company’s stockholders and (iv) directing this Agreement to be submitted to the Company’s stockholders and recommending that the Company’s stockholders adopt this Agreement and approve the Merger (collectively, the “Company Recommendation”), which resolutions, except to the extent permitted by Section 4.2, have not been rescinded, modified or withdrawn in any way.

(ii)           Except as set forth on Section 3.1(d)(ii) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit or right under, or alter the rights or obligations of any third party under, or result in the creation of any Lien in or upon any of the material properties or other material assets of the Company or any of its Subsidiaries under, or require any notice or payment under, (x) the Company Certificate or the Company Bylaws or the comparable organizational documents of any of its Subsidiaries, (y) any Material Contract to which the Company or any of its Subsidiaries is a party or any of their respective material properties or other material assets is subject or (z) any material (A) Federal, state or local, domestic or foreign, statute, law, code, ordinance, requirement, permit, license, judicial doctrine, rule or regulation of any Governmental Entity (each, a “Law”) or (B) Federal, state or local, domestic or foreign, judgment, injunction, order, writ or decree of any Governmental Entity or arbitrator (each, a “Judgment”), in each case applicable to the Company or any of its Subsidiaries or their respective businesses, properties or other assets, subject (i) in the case of the Merger, to obtaining the Required Stockholder Approval and (ii) to the governmental filings and the other matters referred to in Section 3.1(d)(iii) below.

(iii)          No material consent, approval, permit, waiver, order or authorization of, action or non-action by or in respect of, exemption or review by, or registration, declaration or filing with, any Federal, state or local, domestic or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission, tribunal, arbitral body or authority or any subdivision thereof (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger or the other transactions contemplated by this Agreement or the compliance by the Company with the provisions of this Agreement, except for (1) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”); (2) compliance with any other applicable Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition, or foreign investment (together with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, and the Federal Trade Commission Act, as amended, each a “Competition Law” and, collectively, the “Competition Laws”), (3) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the approval by the stockholders of the Company of this Agreement (as amended or supplemented from time to time, the “Proxy Statement”) and such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (4) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (5) any filings required under the rules and regulations of The NASDAQ Stock Market LLC (“NASDAQ”) and (6) the consents, approvals, orders, authorizations, actions, registrations, declarations and filings set forth on Section 3.1(d)(iii) of the Company Disclosure Schedule, the absence of which, in the case of clause (6), would be material to the Company and its Subsidiaries, taken as a whole.

(e)           Company SEC Documents.

(i)            The Company and its Subsidiaries have timely filed or furnished, as applicable, all reports, schedules, forms, certifications, schedules, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed or furnished, as applicable, by the Company or any of its Subsidiaries since and including December 31, 2007, under the Securities Act of 1933, as amended, the Exchange Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) (such documents, together with any documents and information incorporated therein by reference and together with any documents filed during such period by the Company or any of its Subsidiaries with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”) and have paid all material fees and assessments due and payable in connection therewith.  The Company SEC Documents, when they became effective or were filed with the SEC, as the case may be, complied as to form in all material respects with the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC thereunder, and none of such documents as of its date or as amended contained or will contain an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make such statements, in light of the circumstances in which they were made, not misleading.  Except as set forth on Section 3.1(e) of the Company Disclosure Schedule, the Company has not received any written or, to the Company’s Knowledge, oral notice from the SEC that any of the Company SEC Documents is the subject of any ongoing review by the SEC or outstanding SEC investigation, and as of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the

Company SEC Documents.  The Company has made available in the Data Room to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since December 31, 2007.  Each of the financial statements (including the related notes and schedules thereto) of the Company and its consolidated Subsidiaries included in the Company SEC Documents complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, has been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(ii)           Each of the principal executive officer of the Company and principal financial officer of the Company (or each former such officer) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications were true and accurate as of the date such certifications were made.  To the extent required by applicable Law, each of the Company SEC Documents included the internal control report and attestation of the Company’s outside auditors required by Section 404 of SOX.  The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required under Rules 13a-15(a) and 15d-15(a) under the Exchange Act, is in compliance in all material respects with such system and such system is designed to provide reasonable assurance (A) regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (B) that transactions of the Company are being made only in accordance with the authorization of management and directors of the Company, (C) that access to properties and assets of the Company and its Subsidiaries is permitted only in accordance with management’s authorization and (D) that the Company’s and its Subsidiaries’ control accounts (including their cash accounts) are reconciled with the Company’s and its Subsidiaries’ subsidiary ledgers at regular intervals and appropriate actions are taken with respect to any differences.  As of the date hereof, the Company has not identified any existing material weaknesses or significant deficiencies in the design or operation of the internal control over financial reporting.  The Company and its Subsidiaries maintain and keep in all material respects books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company.  The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of the Company comply with Rules 13a-15(a) and 15d-15(a) under the Exchange Act and are designed to ensure that all material information relating to the Company and its Subsidiaries is communicated to the Company’s management, including the chief executive officer and chief financial officer of the Company.  Since December 31, 2007, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and the Company has provided in the Data Room to Parent copies of any non-privileged written materials in its possession relating to each of the foregoing.  The Company has made available in the Data Room to Parent all material disclosures with respect to the foregoing sentence made by management to the Company’s auditors and audit committee since December 31, 2007.  Since the enactment of SOX, neither the Company nor any of its Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(iii)          Except (A) as reflected or reserved against in the Company’s financial statements or notes thereto for the fiscal year ended December 31, 2009 included in the Company SEC Documents, (B) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of such financial statements that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect and (C) for liabilities expressly contemplated by this Agreement, neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due, that would be required by GAAP to be reflected or reserved on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries.

(f)            Information Supplied.  The Proxy Statement (including the letter to stockholders, notice of meeting and form of proxy) will not, at the time the Proxy Statement is filed with the SEC and is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any statement that, in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.  The Proxy Statement (including the letter to stockholders, notice of meeting and form of proxy) will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

(g)           Absence of Certain Changes or Events.  Except as set forth on Section 3.1(g) of the Company Disclosure Schedule, between December 31, 2009 and the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice, (ii) there has not been any action or event that, if taken or occurring on the date of this Agreement without Parent’s consent, would violate any of the provisions of Section 4.1 and (iii) there has not been any change, development, event or condition arising in such period that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(h)           Litigation.  As of the date of this Agreement, there is no claim, suit, arbitration, action or proceeding (collectively, a “Proceeding”) by or before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company challenging or seeking to prohibit, impede or delay the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby.  Except as set forth on Section 3.1(h)(i) of the Company Disclosure Schedule and except for claims made by patients in the ordinary course of business consistent with past practice that relate to an individual case or procedure (which claims have been submitted under the Company’s insurance policies with third party insurers and under which the Company has no reason to believe that such claims will not be fully covered), there is no (and since January 1, 2009 there has been no) other Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets or properties involving an amount in excess of $200,000 or that is otherwise material to the Company or any of its Subsidiaries.  There is no material Judgment outstanding against the Company or any of its Subsidiaries or any of their respective assets.  Except as set forth on Section 3.1(h)(ii) of the Company Disclosure Schedule, since January 1, 2009, the Company has not received any written notification of, and to the Knowledge of the Company there is no, material investigation by any Governmental Entity involving the Company or any of its Subsidiaries or any of their respective assets.

(i)            Contracts.

(A)          Except for Contracts that are filed as an exhibit to a Company SEC Document filed on or prior to the execution of this Agreement (the “Filed Company SEC Documents”), Section 3.1(i)(A) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.1(i)(A) under which the Company or any of its Subsidiaries has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement:

(i)            each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)           each Contract between the Company or any of its Subsidiaries, on the one hand, and any Physician Partner, on the other, involving annual revenues, liabilities, payments, expenditures or receipts in excess of $25,000;

(iii)          each Contract to which the Company or any of its Subsidiaries is a party that contains any exclusivity obligations or restrictions binding upon the Company or any of its Subsidiaries, grants any right of first refusal or first offer to any Person or restricts the ability of the Company or any of its Subsidiaries to (A) compete with any Person in any area, (B) engage in any activity or business in connection with the Company’s business, (C) solicit employees or (D) own, operate, sell, transfer, pledge or otherwise dispose of any assets or businesses with an aggregate value of more than $200,000;

(iv)          each joint venture, strategic alliance or partnership agreement or similar arrangement;

(v)           each Contract that is reasonably likely to result in aggregate revenues, liabilities, payments, expenditures or receipts to or from the Company or any Subsidiary of the Company in 2010 or any subsequent calendar year of more than $200,000 over the term of the Contract, which cannot be terminated on less than 90 days notice without material payment or penalty;

(vi)          each acquisition or divestiture Contract that contains currently surviving representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that, individually or in the aggregate, obligate the Company to make payments, or could reasonably be expected to result in payments, in excess of $200,000;

(vii)         each Contract or plan that will increase, or accelerate the vesting of, the benefits to any party by the occurrence of any of the transactions contemplated by this Agreement, or will calculate the value of any of the benefits to any party on the basis of any of the transactions contemplated by this Agreement;

(viii)        each lease or sublease of real property under which the Company or one of its Subsidiaries is a landlord, sublessor, tenant or subtenant involving annual rental payments in excess of $200,000;

(ix)           each Contract relating to indebtedness for borrowed money or any financial guaranty in excess of $200,000 individually or in the aggregate or that creates a Lien (other than a Permitted Lien);

(x)            each Contract between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate of the Company or any of its Subsidiaries, on the other hand, including any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such officer, director or Affiliate; and

(xi)           any other Contract which would prohibit, impede or materially delay the consummation of the Merger or any other transaction contemplated by this Agreement.

(B)           Except as set forth on Section 3.1(i)(B)(i) of the Company Disclosure Schedule, the Company has made available in the Data Room to Parent a complete and correct copy of each of the Contracts referred to in Section 3.1(i)(A).  Each Contract of the Company or any of its Subsidiaries that is required to be set forth on Section 3.1(i) of the Company Disclosure Schedule or required to be filed as an exhibit to the Filed Company SEC Documents and each Provider Contract and Company Benefit Agreement (a “Material Contract”) is in full force and effect (except for those Contracts that have expired or have been terminated in accordance with their terms) and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the Knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the Knowledge of the Company, each other party thereto, in each case, in accordance with its terms, except for such failures to be in full force and effect or to be legal, valid, binding or enforceable that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  Each of the Company and its Subsidiaries has performed, or is performing all obligations required to be performed by it, in all material respects under the Material Contracts and is not in material breach or material default thereunder (and is not alleged to be in material breach or material default thereunder), and has not waived or failed to enforce any material rights or material benefits thereunder, and, to the Knowledge of the Company, no other party to any of the Material Contracts is in material breach or material default thereunder (except as set forth on Section 3.1(i)(B)(ii) of the Company Disclosure Schedule), and there has occurred no event or condition that, after notice or lapse of time or both, gives to others any right of termination, amendment, acceleration or cancellation of any Material Contract or any license thereunder or would cause or permit any other change of any material rights or material obligations or the loss of any material benefits under any Material Contract or any license thereunder.

(C)           The Company has made available in the Data Room a summary of the Company’s Contracts with a network of healthcare providers or a third party payor, including, without limitation, employers, insurance companies and Medicare, to provide healthcare services to patients (“Provider Contracts”).  Except as set forth on Section 3.1(i)(C) of the Company Disclosure Schedule, during the twelve-month period ending September 30, 2010 at least 80% of all of the cases performed at each Facility were performed pursuant to the Provider Contracts.  No party to a Provider Contract that accounted for more than 5% of the reimbursements received by the Company and its Subsidiaries in either 2009 or the first 11 months of 2010 has given notice that it intends to terminate or materially change the terms of any such Contract or intends to withhold its consent to the Merger, nor does the Company or any Subsidiary have Knowledge of any basis for such termination.

(j)            Permits; Compliance with Laws.

(i)            The Company and its Subsidiaries have (whether directly or pursuant to Contracts in which third parties have effectively granted to the Company or its Subsidiaries the rights of such third parties) in effect all material certificates, permits, licenses, franchises, approvals, concessions, qualifications, registrations, grants, exceptions, orders, certifications and similar authorizations from any Governmental Entity (collectively, “Permits”) that are necessary for the Company and its Subsidiaries to own, lease or operate their properties and assets, and to carry on their businesses as currently conducted and all such Permits are in full force and effect.

(ii)           Each of the Company and its Subsidiaries is, and since December 31, 2007 has been, in compliance in all material respects with the terms of its Permits and all applicable Laws and Judgments.  Except as set forth on Section 3.1(j)(ii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written or, to the Company’s Knowledge, oral communication since December 31, 2007 from any Governmental Entity that alleges that the Company or any of its Subsidiaries is not in compliance in any material respects with, or is subject to any material liability under, any Permit, Law or Judgment or relating to the suspension, revocation or modification of any Permit.  Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice that any material investigation or review by any Governmental Entity is pending with respect to the

Company or any of its Subsidiaries or any of the properties, assets or operations of the Company or any of its Subsidiaries or that any such investigation or review is contemplated.

(iii)          Except in compliance in all material respects with applicable Law, neither the Company, any of its Subsidiaries, nor, to the Company’s Knowledge, any director, officer or employee of the Company or any of its Subsidiaries, nor any agent acting on behalf of or for the benefit of any of the foregoing, has directly or indirectly: (A) offered, paid, solicited, or received any remuneration (including any kickback, bribe, or rebate), in cash or in kind, to, or made any financial arrangements or a gratuitous payment of any kind, with any past, present or potential customers, past, present, or potential suppliers, patients, government officials, medical staff members, contractors or third party payors of the Company or any other Person in exchange for business or payments from such Persons in violation of applicable Law or (B) established or maintained any unrecorded fund or asset for any improper purpose or made any misleading, false, or artificial entries on any of its books or records for any reason.

(iv)          Without limiting the generality of Section 3.1(j)(ii), (A) the Company and each of its Subsidiaries has complied and currently complies in all material respects with each, and is not in violation of any, applicable Healthcare Law, (B) neither the Company nor any of its Subsidiaries is excluded or suspended from participation in Medicare, Medicaid or TRICARE or is a party to a corporate integrity agreement with a Governmental Entity, (C) neither the Company nor any of its Subsidiaries has received any written warning or notice of decertification, revocation, suspension, fines, penalties or termination, or of threatened or potential decertification, revocation, suspension, fine, penalty or termination, with respect to the Medicare or Medicaid programs and (D) neither the Centers for Medicare & Medicaid Services, or any other federal entity nor any state agency nor accrediting body has conducted or has given the Company or any of its Subsidiaries any notice that it intends to conduct (in each case, other than in the ordinary course of business) a survey, audit, evaluation, or other type of review of such Facility’s (1) participation in the Medicare and Medicaid programs, (2) compliance with state licensure Laws, (3) compliance with state heath care facility building codes, (4) compliance with accreditation standards or (5) compliance with any other Law.

(k)           Environmental Matters.

(i)            The assets, properties, businesses and operations of each of the Company and its Subsidiaries are, and for the past seven years have been, in compliance in all material respects with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral communication alleging that the Company or any of its Subsidiaries is in material violation of, or has any material liability under, any Environmental Law or Environmental Permit.  Each of the Company and its Subsidiaries has obtained and is, and for the past seven years has been, operating in compliance in all material respects with all Environmental Permits, and all such Environmental Permits are currently in effect, and neither the Company nor any of its Subsidiaries has been notified in writing or, to the Knowledge of the Company, orally of any adverse change in the terms and conditions of such Environmental Permits.  There has not been and is not occurring at any Owned Real Property and, to the Knowledge of the Company, at any Leased Real Property any Release or threatened Release of Hazardous Material except Releases in material compliance with Environmental Laws.  There is no material Environmental

Claim pending or threatened against the Company or any of its Subsidiaries or any of their respective predecessors.  Without limiting the generality of the foregoing, the Company and each of its Subsidiaries are, and since December 31, 2007 have been, in compliance in all material respects with all Medical Waste Laws with respect to the generation, transportation, treatment, storage, and disposal or other handling of Medical Waste.

(ii)           The term “Environmental Claim” means any administrative, regulatory or judicial action, suit, Proceeding, order, claim, directive, Lien, or written notice, demand or request or, to the Knowledge of the Company, investigation by or from any Governmental Entity or any other Person seeking information or alleging liability relating to or arising out of any Environmental Law or Environmental Permit, including a Release of, or human exposure to, any Hazardous Material.  The term “Environmental Permit” means any Permit, license, exemption, registration, emissions allocation or credit, order, franchise, authorization, consent or approval required under any applicable Environmental Law for the Company or its Subsidiaries to conduct its respective businesses.  The term “Environmental Law” means any Law, common law, Judgment or legally binding Contract relating to pollution, contamination or cleanup, or protection or restoration of the environment or natural resources, worker health and safety or human health as it relates to the environment.  The term “Hazardous Material” means any (a) medical, biological or biohazardous material, including any infectious material, biological product, bodily fluid, stock, culture, diagnostic specimen or regulated animal waste or Medical Waste, (b) petroleum product, derivative or by-product, asbestos-containing material, radon, urea formaldehyde foam insulation, polychlorinated biphenyls, radioactive materials, toxic mold or fungi, or (c) other chemical, substance, material or waste that in relevant form, quantity or concentration is regulated under any Environmental Law.  The term “Release” means any release, spill, emission, leaking, pumping, emitting, depositing, discharging, injecting, escaping, leaching, dispersing, dumping, pouring, disposing or migrating into, onto or through the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or within any building, structure, facility or fixture.

(l)            Labor Relations.  There are no collective bargaining or other labor union agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound.  None of the employees of the Company or any of its Subsidiaries are represented by any union with respect to their employment by the Company or any such Subsidiary.  Since December 31, 2007, neither the Company nor any of its Subsidiaries has experienced any labor disputes, union organization attempts, strikes, work stoppages, slowdowns or lockouts.  There is no unfair labor practice charge or complaint or other Proceeding pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any similar Governmental Entity.  The Company is, and has been, in compliance in all material respects with all applicable Laws respecting employment, including discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classifications, hours, occupational safety and health, employee whistle-blowing, immigration, employee privacy and employment practices, except for those failures to be in compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.  As of the date hereof, no executive above the level of Vice President employed by the Company or any of its Subsidiaries has notified the Persons on Section 8.3(j) of the Company Disclosure Schedule in writing of any plans to terminate his or her employment.

(m)          Employee Benefits.

(i)            Section 3.1(m)(i)(1) of the Company Disclosure Schedule sets forth a complete and accurate list of each material (A) “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (B) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), (C) post-retirement or employment health or medical plan, program, policy or arrangement, (D) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (E) severance, change in control, retention or termination plan, program, policy or arrangement or (F) other compensation or benefit plan, program, policy or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other Person or entity that, together with the Company, is treated as a single employer under Section 414 of the Code (each, a “Commonly Controlled Entity”) for the benefit of any current or former director, officer or employee of the Company or any of its Subsidiaries (each, a “Company Personnel”) or with respect to which the Company, any of its Subsidiaries and any Commonly Controlled Entity has any liability (each, and for purposes of this definition, without regard to materiality, a “Company Benefit Plan”).  Section 3.1(m)(i)(2) of the Company Disclosure Schedule sets forth a complete and accurate list of each material employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other contract between the Company or any of its Subsidiaries, on the one hand, and any Company Personnel, on the other hand (each, a “Company Benefit Agreement”). With respect to each Company Benefit Plan and Company Benefit Agreement in existence in written form, the Company has made available in the Data Room to Parent complete and accurate copies of (A) such Company Benefit Plan or Company Benefit Agreement, including any amendment thereto (other than offer letters, at-will employment agreements and equity award agreements that are in the same form as the forms that have been made available in the Data Room to the Parent), (B) each trust, insurance, annuity or other funding Contract related thereto, (C) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, to the extent applicable, (D) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto, to the extent applicable, (E) the most recent determination letter (or opinion letter) issued by the Internal Revenue Service, to the extent applicable and (F) the most recent summary plan description and any summary material modifications thereto.  There are no material, unwritten Company Benefit Plans or Company Benefit Agreements.

(ii)           Each Company Benefit Plan and Company Benefit Agreement (and any related trust or other funding vehicle) has in all material respects been administered in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Laws.  Each of the Company and its Subsidiaries is in compliance in all material respects with ERISA, the Code and all other Laws applicable to Company Benefit Plans and Company Benefit Agreements with respect to employee benefits matters. None of the Company or any of its Subsidiaries has received written notice of, and, to the Knowledge of the Company, there are no investigations by any Governmental Entity with respect to, or termination proceedings or other claims, suits or Proceedings (except routine claims for benefits payable in the ordinary course) against or involving, any Company Benefit Plan or Company Benefit Agreement.  None of the Company or any Commonly Controlled Entity has engaged in any transactions that are reasonably expected to result in the imposition of material penalties pursuant to

Section 502(i) of ERISA, material damages pursuant to Section 409 of ERISA or a material Tax pursuant to Section 4975(a) of the Code.  No fiduciary (as defined in Section 3(21) of the Code) that is the Company or any employee, officer or director of the Company, or to the Knowledge of the Company, any other fiduciary has any liability for breach of fiduciary duty with respect to the administration or investment of the assets of any Company Benefit Plan.  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter) from the Internal Revenue Service that such Company Benefit Plan is qualified and the plan and trust related thereto are exempt from Federal income Taxes under Section 401(a) and 501(a), respectively, of the Code, and no condition exists and no event has occurred that would reasonably be expected by the Company to result in the revocation of such letter (or if such Company Benefit Plan has not been determined to be so qualified, such Company Benefit Plan may still be amended within the remedial amendment period to make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of such Company Benefit Plan).

(iii)          All contributions required to be made to each Company Benefit Plan on or prior to the Effective Time have been timely made and all contributions not yet due under each Company Benefit Plan have been timely made or properly accrued in accordance with past practice.  All premium payments required to be made with respect to each Company Benefit Plan on or prior to the Effective Date have been made.

(iv)          None of the Company, any of its Subsidiaries or any Commonly Controlled Entity has, within the past six years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan that is subject to the Laws of a foreign jurisdiction or any multiemployer plan (as defined in Section 3(37) of the Code).  No Company Benefit Plan or Company Benefit Agreement provides health, medical or other welfare benefits after retirement or other termination of employment (other than continuation coverage required under Section 4980B(f) of the Code, Sections 601 through 609 of ERISA or analogous state Laws or reimbursement of COBRA costs by the Company pursuant to severance agreements in Company Benefit Agreements) and no circumstances exist that would reasonably be expected by the Company to result in the Company or any of its Subsidiaries becoming obligated to provide any such benefit, other than applicable Law.  The Company and each Commonly Controlled Entity have complied in all material respects with the requirements of Section 4980B of the Code and any analogous state law.

(v)           Except as set forth in Section 3.1(m)(v) of the Company Disclosure Schedule or as otherwise contemplated by this Agreement, none of the execution and delivery of this Agreement, the obtaining of the Required Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (A) entitle any Company Personnel to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any material payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement, or (C) result in any material breach or violation of, or default under, or limit the Company’s right to amend, modify, terminate or receive a reversion of assets from, any Company Benefit Plan or Company Benefit Agreement.  Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.  Except as set forth in Section 3.1(m)(v) of the Company Disclosure Schedule, no Company Benefit Plan or Company Benefit Agreement provides for a “gross up” or similar payments in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

(vi)          Each Company Benefit Plan and Company Benefit Agreement that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code is in compliance with Section 409A of the Code.  The exercise price of each Company Stock Option is no less than the fair market value of a share of Company Common Stock determined on the date of grant of such Company Stock Option (and as of each later modification date thereof, if any, within the meaning of Section 409A of the Code).

(n)           Taxes.

(i)            All income Tax Returns and all other material Tax Returns required to be filed by the Company and its Subsidiaries have been timely filed (taking into account applicable extensions), and all such Tax Returns were complete and accurate in all material respects.  All material Taxes due and payable by the Company or its Subsidiaries have been paid on a timely basis (whether or not such Taxes were shown as due and payable on any Tax Returns) or have been adequately reserved against in accordance with GAAP on the Company’s most recent consolidated financial statements.

(ii)           The Company has made available to Parent or its representatives true and complete copies of (A) all income Tax Returns and all other material Tax Returns of the Company (all of which have been made available to Parent prior to the date of this Agreement) and each of its Subsidiaries (all of which have been otherwise made available in the Data Room to Parent), including any such Tax Returns filed or included in any consolidated Tax Returns of the Company for the past three years and for any other Tax year with respect to which there is a pending audit, and (B) all material written communications relating to any material deficiency or claim proposed and/or asserted with respect to any Tax Return.

(iii)          Neither the Company nor any of its Subsidiaries is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns other than a group of which the Company is the common parent.  Neither the Company nor any of its Subsidiaries has any actual or potential liability for any Taxes of any Person other than the Company or any of its Subsidiaries (A) under U.S. Treasury Regulations Section 1.1502-6 (or any other comparable or similar Law), (B) as a transferee or successor, (C) pursuant to any contractual obligation or (D) otherwise.

(iv)          The Company and its Subsidiaries have complied in all material respects with all rules and regulations relating to Tax information reporting and the payment and withholding of Taxes.

(v)           No audit or other Proceeding with respect to any material amount of Taxes due from the Company or any of its Subsidiaries, or any Tax Return of the Company or any of its Subsidiaries, is pending, being conducted or, to the Knowledge of the Company, threatened by any Governmental Entity.  Neither the Company nor any of its Subsidiaries has received written notice of any claim by any authority in a jurisdiction where neither the Company nor its Subsidiaries files any Tax Returns that either it is or may be subject to the imposition of any Tax by that jurisdiction.  Each assessed deficiency resulting from any audit or other proceeding with respect to Taxes by any Governmental Entity has been timely paid and fully satisfied, and there is no deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material amount of Taxes due and owing by the Company or any of its Subsidiaries.

(vi)          No extension of the statute of limitations on the assessment or collection of any Taxes has been granted by the Company or any of its Subsidiaries and is currently in effect, and neither the Company nor any Subsidiary has waived any statute of limitations in respect of any Taxes.

(vii)         Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) adjustment pursuant to Section 481 of the Code by reason of a change of an accounting method for taxable periods ending on or before the Closing Date, (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in U.S. Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law), (D) installment sale or open transaction disposition made on or prior to the Closing Date or (E) prepaid amount received on or prior to the Closing Date or (F) election under Section 108(i) of the Code.

(viii)        Neither the Company nor any of its Subsidiaries has engaged in any “reportable transaction” as defined in Section 1.6011-4 of the U.S. Treasury Regulations or any transaction requiring similar disclosure under state, local or federal Law.

(ix)           No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for Liens for Taxes not yet due and payable, that are payable without penalty or that are being contested in good faith and for which adequate reserves have been recorded.

(x)            Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during a three-year period ending on the date hereof that was purported or intended to qualify for tax-free treatment pursuant to Section 355(a) of the Code.

(xi)           Neither the Company nor any Subsidiary is a party to or is bound by any Tax sharing or allocation agreement.

(xii)          Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(xiii)         As of December 31, 2010, the Company has Tax basis in goodwill of approximately $129,300,000, and, except as set forth on Section 3.1(n)(xiii) of the Company Disclosure Schedule, there exist no limitations under Section 197 of the Code or otherwise that would affect the ability of the Company and its Subsidiaries to amortize such goodwill for income Tax purposes after the Closing.

(xiv)        For purposes of this Agreement, (A) “Tax” and “Taxes” mean all taxes, charges, fees, levies or other similar assessments or liabilities in the nature of taxes, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, transfer, withholding, employment, payroll and franchise taxes imposed by the United States or any state, government, or any agency thereof, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof and (B) “Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a Governmental Entity (including any schedule or attachment thereto) in connection with Taxes.

(o)           Title to Properties.  Each of the Company and its Subsidiaries has good and valid title to or valid leasehold or sublease interests or other comparable contract rights in or relating to all of its properties and other assets used or held for use in the conduct of its business as presently conducted, except as have been disposed of in the ordinary course of business consistent with past practice and except for zoning or planning restrictions, defects or irregularities in title, easements, restrictive covenants and similar encumbrances, restrictions or limitations on the use of real property that, individually or in the aggregate, have not materially interfered with, and would not reasonably be expected to materially interfere with, its ability to conduct its business as presently conducted.  All such properties and such other assets, other than properties and other assets in which the Company or any of its Subsidiaries has a leasehold or sublease interest or other comparable contract right, are free and clear of all Liens, except for (i) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the value of such properties or the use of such property by the Company or any of its Subsidiaries in the operation of its respective business, (ii) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been recorded in accordance with GAAP, (iii) Liens for assessments and other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, repairmen’s, workers’ and similar Liens incurred in the ordinary course of business, consistent with past practice, in each case for sums not yet due and payable or being contested in good faith by appropriate proceedings, (iv) Liens incurred in the ordinary course of business, consistent with past practice, to secure any obligations under any workers’ compensation, unemployment insurance and other types of social security Laws or to secure the performance of public or statutory obligations and (v) Liens incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in any material respect with the use of properties or assets encumbered thereby (collectively, “Permitted Liens”).

(p)           Intellectual Property.

(i)            The Company and its Subsidiaries own or have a valid and enforceable right to use all Intellectual Property that is material to their business or operations as presently conducted.  The Intellectual Property that is owned by the Company or its Subsidiaries is not subject to any material Lien or material restriction or limitation regarding ownership, use or disclosure, that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(ii)           Except with respect to infringement, misappropriation or other unauthorized use that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect: (A) neither the Company nor any of its Subsidiaries is infringing, misappropriating or otherwise making unauthorized use of any third party’s Intellectual Property, and, except as set forth on Section 3.1(p)(ii) of the Company Disclosure Schedule, no claims regarding the foregoing are pending or threatened; and (B) no third party is infringing, misappropriating or otherwise making unauthorized use of the Company’s or any of its Subsidiaries’ Intellectual Property.

(iii)          The term “Intellectual Property” as used in this Agreement means all of the following in any jurisdiction throughout the world: (A) patents, patent applications, patent disclosures and inventions; (B) trademarks, service marks, trade dress, trade names, corporate names and Internet domain names, together with all goodwill associated therewith; (C) copyrights; (D) registrations for and applications to register any of the foregoing; (E) computer software (other than commercially available “off-the-shelf” software that is licensed by the Company or its Subsidiaries); and (F) trade secrets, confidential information and know-how.

(q)           Brokers and Other Advisors.  Other than William Blair & Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement and the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has provided in the Data Room to Parent a true and correct copy of its engagement letter with William Blair & Company.

(r)            Opinion of Financial Advisor.  The board of directors of the Company has received the opinion of William Blair & Company to the effect that, as of the date thereof, and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders, a written copy of which opinion has been delivered to Parent in the Data Room.

(s)           Real Property.  Section 3.1(s)(i) of the Company Disclosure Schedule sets forth a complete and correct list in all material respects of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”).  Section 3.1(s)(ii) of the Company Disclosure Schedule sets forth a complete and correct list in all material respects of the real property leased or subleased by the Company or any of its Subsidiaries (the “Leased Real Property”), which list sets forth each lease or sublease pursuant to which such real property is leased and the address, landlord and tenant for each such lease or sublease.  Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases.  Neither the Company nor any of its Subsidiaries is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Owned Real Property or Leased Real Property.

(t)            Insurance.  The Company and each of its Subsidiaries currently maintains, and during each of the last five (5) calendar years (or during such lesser period of time as the Company has owned such Subsidiary) has maintained, insurance of the types and in the amounts and against such losses and risks that (i) is consistent with industry practice in the industry within which they operate and (ii) the Company reasonably believes is adequate to protect its and their respective properties and businesses (taking into account the cost and availability of such insurance) with reputable insurance companies.  All premiums with respect thereto due and payable on or prior to the Effective Time have been paid and will be paid prior to the Effective Time.  The Company and its Subsidiaries are in compliance in all material respects with the terms of such policies, and the Company has not received written notice of any threatened termination of, or premium increase with respect to, any such policy, except in accordance with the terms thereof.  Except as set forth on Section 3.1(t) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains any material self-insurance or co-insurance programs.

(u)           Takeover Statutes.  Except for Section 203 of the DGCL, no Takeover Laws or any anti-takeover provision in the Company Certificate or Company Bylaws is applicable to the Agreement or the transactions contemplated by this Agreement (including the Merger and the Voting Agreement).  The board of directors of the Company has taken all actions necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement (including the Merger and the Voting Agreement) the restrictions set forth in Section 203 of the DGCL.

(v)           Interested Party Transactions.

(i)            No event has occurred since December 31, 2009 that would be required to be reported by the Company pursuant to Item 404(a) of Regulation S-K promulgated by the SEC under the Securities Act.

(ii)           Except as set forth in Section 3.1(v)(ii) of the Company Disclosure Schedule, since December 31, 2007, neither the Company nor any of its Subsidiaries has offered, paid, solicited or received anything of value, paid directly or indirectly, overtly or covertly, in cash or in kind (“Remuneration”) to or from any physician, family member of a physician, or an entity in which a physician or family member of a physician has an ownership or investment interest, including, but not limited to: (A) payments for personal or management services pursuant to a medical director agreement, consulting agreement, management contract, personal services agreement, or otherwise; (B) payments for the use of premises leased to or from a physician, a family member of a physician or an entity in which a physician or family member of a physician has an ownership or investment interest; or (C) payments for the acquisition or lease of equipment, goods or supplies from a physician, a family member of a physician or an entity in which a physician or family member of a physician has an ownership or investment interest.

(iii)          Other than pursuant to transactions involving fair market value payments for equipment or supplies (including customary discounts or rebates, since December 31, 2007), neither the Company nor any of its Subsidiaries has offered, paid, solicited or received any Remuneration to or from any healthcare provider, pharmacy, drug or equipment supplier, distributor or manufacturer, including, but not limited to: (A) payments or exchanges of anything of value under a warranty provided by a manufacturer or supplier of an item to the Company or any such Subsidiary; or (B) discounts, rebates, or other reductions in price on a good or service received by the Company or any such Subsidiary.

(iv)          Since December 31, 2007, neither the Company nor any of its Subsidiaries has entered into any joint venture, partnership, co-ownership or other arrangement involving any ownership or investment interest by any physician, or family member of a physician, or a Person in which any physician or family member of a physician has an ownership or investment interest, directly or indirectly, through equity, debt, or other means, including, but not limited to, an interest in an entity providing goods or services to the Company or any such Subsidiary.

(v)           Except as set forth in Section 3.1(v)(v) of the Company Disclosure Schedule, since December 31, 2007, neither the Company nor any of its Subsidiaries has entered into any joint venture, partnership, co-ownership or other arrangement involving any ownership or investment interest by any Person including, but not limited to, a hospital, pharmacy, drug or equipment supplier, distributor or manufacturer, that is or was in a position to make or influence referrals, furnish items or services to, or otherwise generate business for the Company or any such Subsidiary.

(vi)          Except as set forth in Section 3.1(v)(vi) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has offered, paid, solicited or received any Remuneration to or from any Person in order to induce business, including, but not limited to, payments intended not only to induce referrals of patients, but also to induce the purchasing, leasing, ordering or arrangement for any good, facility, service or item.

(w)          Medical Staff Matters.

(i)            Except as set forth on Section 3.1(w)(i)(a) of the Company Disclosure Schedule, since December 31, 2009, none of the physicians who own any equity interests in a Facility or who are otherwise listed on Section 3.1(w)(i)(b) of the Company Disclosure Schedule (collectively, the “Physician Partners”) have threatened to discontinue or to terminate his or her relationship with such Facility or the provision of services at such Facility.  Since December 31, 2009, none of the Physician Partners have given written notice of, and to the Knowledge of the Company, none of the Physician Partners have orally expressed plans (A) to retire from the practice of medicine in the next five (5) years, (B) to be involved in the development or operations of another ambulatory surgery center facility, or (C) to relocate their residence and/or primary medical practice outside of the area surrounding such Facility.  During the three (3) years preceding the Closing Date, each of the Physician Partners: (1) has been duly licensed and registered, and is in good standing by their state to engage in the practice of medicine, and said license and registration have not been suspended, revoked or restricted in any manner, and (2) except as set forth on Section 3.1(w)(i)(a) of the Company Disclosure Schedule, has had valid professional liability insurance in place in amounts not less than commercially reasonable levels and has not indicated any intent to terminate or reduce his or her professional liability coverage.

(ii)           The Company has made available in the Data Room to Parent true and complete copies of the bylaws and rules and regulations of the medical staff of each Facility.  There are no pending, or to the Knowledge of the Company, threatened disputes with applicants, medical staff members or allied health professionals, which (A) assert or are based upon a violation of any Subsidiary’s medical staff bylaws, including any “fair hearing” procedures conducted thereunder or (B) are in the process of being adjudicated or resolved pursuant to any Facility’s medical staff bylaws.  Except as set forth in Section 3.1(w)(ii) of the Company Disclosure Schedule, all appeal periods in respect of any medical staff member or applicant against whom an adverse action has been taken have expired.  The Company has made available in the Data Room to Parent a written description of all adverse credentialing or regulatory related actions taken against medical staff members or applicants since December 31, 2007, a list of which is set forth in Section 3.1(w)(iii) of the Company Disclosure Schedule.

Section 3.2     Representations and Warranties of Parent and Merger Sub.

Parent and Merger Sub represent and warrant to the Company as follows:

(a)           Organization.  Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now being conducted.

(b)           Authority; Noncontravention.

(i)            Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger, the Financing and the other transactions contemplated by this Agreement and to comply with the provisions of this Agreement.  The execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger, the Financing and the other transactions contemplated by this Agreement and the compliance by Parent and Merger Sub with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to consummate the Merger, the Financing and the other transactions contemplated by this Agreement or to comply with the provisions of this Agreement.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes legal, valid and binding obligations of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

(ii)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger, the Financing and the other transactions contemplated by this Agreement and compliance by Parent and Merger Sub with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or Merger Sub under (x) the Certificate of Incorporation or Bylaws of Parent or the Certificate of Incorporation or Bylaws of Merger Sub, (y) any material Contract to which Parent or Merger Sub is a party or any of their respective material properties or other material assets is subject or (z) subject to the governmental filings and other matters referred to in Section 3.2(b)(iii) below, any Law or Judgment, in each case applicable to Parent or Merger Sub or their respective properties or other assets.

(iii)          No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger, the Financing or the other transactions contemplated by this Agreement or the compliance by Parent and Merger Sub with the provisions of this Agreement, except for (1) compliance with the HSR Act, (2) compliance with other applicable Competition Laws, (3) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business and (4) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings, the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement.

(c)           Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement and has engaged in no business other than in connection with the Merger and the other transactions contemplated by this Agreement.

(d)           Sufficiency of Funds.  Parent has delivered to the Company true, correct and complete copies of (i) debt commitment letters (the “Debt Commitment Letters”) from THL Credit Advisors LLC, Partners Group AG and Jeffries Finance LLC (collectively, the “Lenders”), dated as of the date hereof, pursuant to which the Lenders have committed, subject to the terms and conditions contained therein, to provide debt financing in the aggregate amount set forth therein for the purpose of consummating the Merger and the other transactions contemplated by this Agreement (the “Debt Financing”) and (ii) an equity commitment letter (the “Equity Commitment Letter” and together with the Debt Commitment Letters, the “Commitment Letters”) from the Guarantor, dated as of the date hereof, pursuant to which the Guarantor has committed, subject to the terms and conditions contained therein, to provide equity financing in the aggregate amount set forth therein for the purpose of consummating the Merger and the other transactions contemplated by this Agreement (the “Equity Financing” and together with the Debt Financing, the “Financing”).  As of the date hereof, (i) the Commitment Letters have not been amended or modified and the commitments set forth in the Commitment Letters have not been withdrawn or rescinded in any respect, (ii) there is no breach by Parent existing thereunder, (iii) assuming the conditions referred to in Section 6.2(a) are satisfied, Parent is not aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Commitment Letters inaccurate in any material respect or that would cause the commitment provided by the Lenders or the Guarantor in such Commitment Letters to be terminated or ineffective or any of the conditions contained therein not to be met, and (iv) assuming the Company complies with the terms of this Agreement and the conditions to closing referred to in Article VI are satisfied, Parent in good faith believes that Parent will be able to consummate the Financing described in the Commitment Letters on the terms provided therein.  The Commitment Letters, in the form so delivered to the Company on the date hereof, are, as of the date hereof, in full force and effect and each constitutes a legal, valid and binding obligation of the parties thereto.  Parent and Merger Sub have paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date hereof in connection with the Commitment Letters.  Assuming the Financing contemplated by the Commitment Letters is consummated in accordance with the terms of such Commitment Letters, the Parent will have sufficient funds, in cash, to consummate the Merger and the other transactions contemplated by this Agreement and to pay, at the Effective Time, (i) the Merger Consideration pursuant to Article

II and (ii) the holders of Company Stock Options and Company Restricted Shares in accordance with the provisions of Section 5.4.  Parent and Merger Sub are not entering the Merger and the other transactions contemplated by the Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company.  Immediately after giving effect to the Merger and the other transactions contemplated by this Agreement, Parent and Surviving Corporation will be solvent and have adequate capital to carry on their respective businesses.

(e)           Information Supplied.  None of the information supplied by Parent or Merger Sub specifically to be and included or incorporated by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any statement that, in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company, any of its Subsidiaries or any of their respective officers, directors, employees, agents, advisors or other representatives specifically for inclusion or incorporation by reference therein.

(f)            Limited Guarantee. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the duly executed Limited Guarantee.  The Limited Guarantee is in full force and effect and is a valid, binding and enforceable obligation of the Guarantor.  As of the date hereof, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

(g)           Company Stock.  Except as provided in the Voting Agreements, neither Parent nor Merger Sub has Beneficial Ownership of any Company Common Stock or other securities of the Company or any of its Subsidiaries as of the date of this Agreement.

(h)           No Other Representations or Warranties.  Except for the representations and warranties contained in this Section 3.2, neither Parent nor Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1     Conduct of Business.

(a)           Conduct of Business by the Company.  During the period from the date of this Agreement to the Effective Time, except (x) with the prior written consent of Parent (which consent shall not be unreasonably withheld), (y) those actions required to be taken pursuant to this Agreement or (z) as set forth in Section 4.1(a) of the Company Disclosure Schedule, the Company shall, and shall cause each of its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and comply with all applicable Laws and use its reasonable best efforts to keep available the services of their present officers and other employees, maintain intact its business organization and capital structure and to preserve their assets and their relationships with, customers, payors, providers, Physician Partners, suppliers, distributors and others having business dealings with them and maintain their franchises, rights and Permits.  Further, during the period from the date of this Agreement to the Effective Time, except (1) with the prior written consent of Parent, (2) as may be required by applicable Law (including the rules of NASDAQ) or (3) as set forth in Section 4.1(a) of the Company Disclosure

Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)            (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, property, stock or other securities) in respect of, any of its capital stock or other equity or voting interests, except for cash dividends or distributions by a direct or indirect Subsidiary of the Company (x) paid to the Company or another Subsidiary of the Company or (y) contemplated to be paid pursuant to the relevant subsidiary’s organizational documents to any holder of equity interests in such Subsidiary, in each case in the ordinary course of business and in amounts and frequency consistent with past practice, (B) adjust, split, combine or reclassify, or otherwise amend the terms of, any of its capital stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests, or (C) purchase, redeem or otherwise acquire any shares of capital stock or other equity or voting interests or any other securities of the Company or any of its Subsidiaries or any subscriptions, options, warrants, calls or rights to acquire any such shares, interests or other securities (except pursuant to the forfeiture of Company Stock Options or Company Restricted Shares or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of a Company Stock Option or the Tax withholding obligations of holders of Company Stock Options or Company Restricted Shares, in each case, outstanding as of the date of this Agreement);

(ii)           issue, grant, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any subscriptions, options, warrants, calls or rights to acquire, any such stock, interests or securities or any stock appreciation rights, restricted stock units, stock-based performance units, “phantom” stock awards or other rights that are linked to, or provide economic benefits based on, the value or price of Company Common Stock or the value of the Company or any part thereof; provided, however, that the Company may issue shares of Company Common Stock pursuant to the conversion of the Convertible Notes, the exercise of the DB Warrant and the exercise of Company Stock Options and rights under the Purchase Plan, in each case outstanding on the date of this Agreement;

(iii)          amend or waive any provision of the Company Certificate or the Company Bylaws or other comparable charter or organizational documents of any of the Company’s Subsidiaries;

(iv)          acquire or agree to acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any Person or business or division thereof;

(v)           sell, lease, license, swap, transfer, exchange, sell and lease back, mortgage or otherwise subject to any Lien or otherwise dispose of or abandon any of its properties or assets (including any shares of capital stock, equity or voting interests or other rights, instruments or securities), except in the ordinary course of business consistent with past practice and for Permitted Liens, in each case with a fair market value of less than $50,000 individually or in the aggregate;

(vi)          (A) incur, assume, prepay or otherwise become liable for any indebtedness for borrowed money, including by way of a guarantee or an issuance or sale of debt securities, other than short-term borrowings in an amount not to exceed $500,000 in the aggregate incurred in the ordinary course of business consistent with past practice to finance the Company’s and its Subsidiaries’ working capital needs, or issue and sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or (B) make or forgive any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any direct or indirect wholly-owned Subsidiary of the Company, and except for advances to employees in respect of travel or other related ordinary expenses in the ordinary course of business consistent with past practice;

(vii)         incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith, other than in the ordinary course of business consistent with past practice having an aggregate value of less than $1,000,000;

(viii)        (A) pay, discharge, settle, compromise or satisfy any claims or other Proceedings of stockholders or any stockholder litigation relating to this Agreement or any transaction contemplated by this Agreement or otherwise, (B) pay, discharge, settle, compromise or satisfy any (1) claims or other Proceedings (excluding any claims of stockholders and any stockholder litigation relating to this Agreement or any transaction contemplated by this Agreement or otherwise), other than solely for money damages not in excess of $250,000 individually or in the aggregate, (2) liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise, but excluding the liabilities and obligations set forth in clause (A), (B)(1) or (B)(3) of this Section 4.1(a)), other than the payment, discharge, settlement or satisfaction of such liabilities or obligations in the ordinary course of business consistent with past practice not in excess of $250,000 individually or in the aggregate or as required by the terms as in effect on the date of this Agreement of any such liabilities or obligations reserved against in the Company’s most recent financial statements (including the notes thereto) included in the Filed Company SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, and (3) other transaction costs related to this Agreement and the transactions contemplated hereunder (including the fees and expenses of William Blair & Company), (C) waive, relinquish, release, grant, transfer or assign any right having a value in excess of $250,000 individually or in the aggregate or (D) disclose any confidential or proprietary information of the Company or any of its Subsidiaries other than pursuant to a confidentiality agreement restricting the right of the recipient thereof to use and disclose such confidential or proprietary information;

(ix)           enter into any Material Contract, modify or amend in any material respect any Material Contract, waive, release, assign or fail to exercise or pursue any rights or claims under any Material Contract or accelerate, terminate or cancel any Material Contract other than in the ordinary course of business consistent with past practice;

(x)            except as required to ensure that any Company Benefit Plan or Company Benefit Agreement in effect on the date of this Agreement (or the administration thereof) is not out of compliance with applicable Law or as required to comply with any Company Benefit Plan or Company Benefit Agreement in effect on the date of this Agreement (and, in each case, in compliance with Section 5.9), (A) adopt, enter into, implement or establish any new Company Benefit Plan or Company Benefit Agreement, or terminate, amend or modify any existing Company Benefit Plan or Company Benefit Agreement, (B)  increase in any manner the compensation or other benefits of, pay any new bonus to, or grant any new loan to any Company Personnel or any independent contractor or service provider of the Company or any of its Subsidiaries, other than in connection with new hires and promotions or salary increases in the ordinary course of business consistent with past practice and that do not exceed 3% of any individual’s existing base salary, (C) pay or provide to any Company Personnel any compensation or other benefit, other than the payment of base cash compensation or other benefits in effect on the date of this Agreement (1) in the ordinary course of business consistent with past practice or (2) in connection with new hires or promotions in the ordinary course of business consistent with past practice, (D) grant any new or amend any existing awards under any Company Benefit Plan (including the grant or amendment of any equity or equity-based or related compensation, including any Company Stock Option or Company Restricted Share) or remove or modify existing restrictions in any Company Benefit Plan or Company Benefit Agreement or awards made thereunder, (E) grant or pay any severance, separation, change in control, retention, incentive compensation, termination or similar compensation or benefits to, or increase in any manner the severance, separation, change in control, retention, incentive compensation, termination or similar compensation or benefits of, any Company Personnel or any independent contractor or service provider of the Company or any of its Subsidiaries, other than providing standard severances of up to six months of base pay and standard incentive bonus plan participation in each case in connection with new hires, in the ordinary course of business so long as neither are payable upon, increase as a result of, or are otherwise related to, a change of control or similar transaction;

(xi)           form any Subsidiary of the Company;

(xii)          enter into any Contract containing any restriction on the ability of the Company or any of its Subsidiaries to assign all or any portion of its rights, interests or obligations thereunder, unless such restriction expressly excludes any assignment to Parent and any of its Subsidiaries in connection with or following the consummation of the Merger or the other transactions contemplated by this Agreement;

(xiii)         adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of the Company or any of its Subsidiaries;

(xiv)        write down any of its material assets;

(xv)         enter into, approve or recommend (or propose publicly to approve or recommend), or permit any of the Company’s Subsidiaries to enter into, any Contract requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere or be inconsistent with, the Merger or any of the other transactions contemplated by this Agreement or requiring, or reasonably expected to cause, the Company to fail to comply with this Agreement;

(xvi)        fail to keep in force any material insurance policy or replacement or revised provisions providing insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries as are currently in effect;

(xvii)       adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity;

(xviii)      enter into any new line of business outside its existing business segments;

(xix)         convene any annual or special meeting (or any adjournment thereof) of the stockholders of the Company other than the Stockholders Meeting;

(xx)          terminate any officer or key employee of the Company or any of its Subsidiaries, other than for good reason or for reasonable cause;

(xxi)         enter into any material capital or operating leases or acquire any material properties or assets other than (A) capital expenditures subject to the limitations set forth in (vii) above, and (B) purchases of inventory, or supplies in the ordinary course of business consistent with past practice;

(xxii)        initiate or threaten to initiate any Proceeding;

(xxiii)       take or omit to take any action that is intended or would reasonably be expected to, individually or in the aggregate, (A) result in any of the conditions of the Merger set forth in Article VI not being satisfied or (B) prevent, delay or impair the ability of the Company to consummate the Merger; or

(xxiv)       authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b)           Certain Tax and Accounting Matters.  During the period from the date of this Agreement to the Effective Time:

(i)            Except as required by applicable Tax Law or with Parent’s prior written consent, neither the Company nor any of its Subsidiaries will (A) make or change any material Tax election, (B) file any material amended Tax Return, (C) agree to any material adjustment of any Tax attribute, (D) change (or make a request to any Governmental Entity to change) any of its methods of reporting income or deductions for Federal income Tax purposes, (E) file any claim for a material refund of Taxes, (F) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment that could adversely affect the Tax liability of the Company or any of its Subsidiaries, (G) make any change in any financial or Tax accounting principle, method or practice, other than as required by GAAP, the SEC, the Public Company Accounting Oversight Board, applicable Law or as recommended by the Company’s independent auditor or (H) settle or compromise any suit, claim, action, investigation, Proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any material amount of Tax or enter into any material closing agreement that could adversely affect the Tax liability of the Company or any of its Subsidiaries.

(ii)           The Company and each of its Subsidiaries will retain all books, documents and records reasonably necessary for the preparation of Tax Returns.

Section 4.2     No Solicitation.

(a)           The Company shall not, nor shall it permit any of its controlled Affiliates to, nor shall it authorize or permit any of its or its controlled Affiliates’ directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate, propose or encourage, or take any other action to knowingly facilitate, any Takeover Proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal, (ii) enter into, continue or otherwise participate in any communications or negotiations regarding, or furnish to any Person (other than Parent, Merger Sub or any of their Representatives) any information with respect to, or otherwise knowingly cooperate in any way with any Person (other than Parent, Merger Sub or any of their Representatives) with respect to, any Takeover Proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal, (iii) grant a waiver under Section 203 of the DGCL or any other Takeover Law or enter into any Contract with respect to or that may reasonably be expected to lead to any Takeover Proposal, or otherwise endorse, any Takeover Proposal, or (iv) resolve to do any of the foregoing.  The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and terminate all existing activities, communications and negotiations with any Person conducted heretofore with respect to any Takeover Proposal (including, but not limited to, access to any electronic or other data room), shall request the prompt return or destruction of all confidential information previously furnished in connection therewith.  Notwithstanding anything in this Agreement to the contrary, if, at any time prior to the time that the Required Stockholder Vote has been obtained, the Company, in response to an unsolicited bona fide written Takeover Proposal received after the date hereof that the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) (x) constitutes or is reasonably likely to lead to a Superior Proposal and (y) that failure to so respond to such Takeover Proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, and which Takeover Proposal was not solicited after the date hereof and did not otherwise result from a breach of this Section 4.2, may, and may permit and authorize its Affiliates and its and its Affiliates’ Representatives to, in each case subject to compliance with Section 4.2(c) and the other provisions of this Agreement, (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its Representatives) and (B) participate in discussions or negotiations with the Person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal, in each case pursuant to a confidentiality agreement with standstill provisions identical in all substantive respects to, and which otherwise contains terms that are no less favorable to the Company than, those contained in the Confidentiality Agreement; provided, that the Company shall concurrently provide or make available to Parent any information concerning the Company or its Subsidiaries provided to such third party which was not previously provided to Parent.  Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in this Section 4.2(a) by any controlled Affiliate of the Company or any of the Company’s or its controlled Affiliates’ Representatives shall be deemed to be a breach by the Company of this Section 4.2(a).

For purposes of this Agreement, the term “Takeover Proposal” means any proposal, inquiry or offer (whether or not in writing and including any tender offer or exchange offer) from any Person (other than Parent or Merger Sub or any of their Affiliates) with respect to, in a single transaction or series of transactions, any (i) merger, consolidation, share exchange, other business combination, dissolution, liquidation, recapitalization, reorganization, or similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the consolidated net income, revenues or assets (whether determined by reference to book value or fair market value) of the Company and its Subsidiaries, taken as a whole, (ii) sale, lease, contribution, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise), of any business or asset of the Company or any of its Subsidiaries representing 15% or more of the consolidated net income, revenues or assets (whether determined by reference to book value or fair market value) of the Company and its Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) or any interest in such securities representing 15% or more of any class of capital stock of the Company or of the voting power of the Company’s capital stock, (iv) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, Beneficial Ownership, or the right to acquire Beneficial Ownership, or formation of any group which beneficially owns or has the right to acquire Beneficial Ownership of, 15% or more of any class of capital stock of the Company or of the voting power of the Company’s capital stock or (v) combination of the foregoing.

For purposes of this Agreement, the term “Superior Proposal” means any binding bona fide written offer (on its most recently amended or modified terms), which was not solicited after the date hereof and did not result from a breach of Section 4.2(a), made by any Person (other than Parent or Merger Sub or any of their Affiliates) that, if consummated, would result in such Person (or in the case of a direct merger between such Person and the Company, the stockholders of such Person) acquiring, directly or indirectly, more than 50% of the outstanding shares of Company Common Stock or of the voting power of the Company’s capital stock or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, and which offer the Board of Directors of the Company reasonably determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) (i) provides a higher value from a financial point of view to all of the stockholders of the Company (in their capacities as stockholders) than the consideration payable in the Merger (taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal or otherwise) and the time likely to be required to consummate such Superior Proposal) and (ii) is reasonably likely to be completed in a timely fashion, taking into account the conditionality and likelihood of consummation and all financial, legal, regulatory and other aspects of such proposal and the Person making the proposal.

(b)           Neither the Board of Directors of the Company nor any committee thereof shall (i) withhold, withdraw (or not continue to make), change, qualify or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withhold, withdraw (or not continue to make), change, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation or any approval or recommendation by any such committee regarding this Agreement and the Merger, or approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable any Takeover Proposal, or resolve or agree to take any such action, (ii) fail to publicly recommend against any Takeover Proposal or fail to publicly reaffirm the Company Recommendation or any approval or recommendation by any such committee regarding this Agreement or the Merger within two Business Days after Parent so requests, (iii) fail to include the Company Recommendation in the Proxy Statement, (iv) approve or recommend, or propose publicly to approve, recommend or permit the Company or any of its Affiliates to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal (other than a confidentiality agreement in accordance with Section 4.2(a)), or (v) take (or fail to take) any other action or make any other public statement that is inconsistent with the Company Recommendation (any such action (or failure to act) or resolution or agreement to take such action in clauses (i) - (v) above being referred to herein as an “Adverse Recommendation Change”).  Notwithstanding the foregoing and anything in this Agreement to the contrary, at any time prior to the time that the Required Stockholder Vote has been obtained, the Board of Directors of the Company may, in response to a Superior Proposal, and after determining in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (x) effect an Adverse Recommendation Change or (y) cause the Company to terminate this Agreement, provided, concurrently with any such termination, the Company pays to Parent the fee required by Section 5.6(b)(ii)(B) and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect unless in advance of or concurrently with such termination, the Company pays to Parent the fee required by Section 5.6(b)(ii)(B); provided, however, that (1) the Board of Directors of the Company may not effect such an Adverse Recommendation Change and (2) no termination of this Agreement pursuant to this Section 4.2(b) may be made, in each case unless the Notice Period has ended and the Company has complied with all its obligations pursuant to this Section 4.2.  No Adverse Recommendation Change or termination of this Agreement pursuant to this Section 4.2(b) may be made unless (A) the Board of Directors shall have first provided prior written notice to Parent that it is prepared to (I) effect an Adverse Recommendation Change (an “Adverse Recommendation Change Notice”) or (II) terminate this Agreement pursuant to this Section 4.2(b) in response to a Superior Proposal (a “Superior Proposal Notice”), which notice shall contain a description of the material terms and conditions of such Superior Proposal (including the identity of the bidder and a copy of the definitive Acquisition Agreement for such Superior Proposal in the form to be entered into), together with any information required to be delivered to Parent concurrently therewith pursuant to Section 4.2(a) and (B) Parent does not make, within three Business Days after the receipt of such notice (the “Notice Period”), a proposal that would, in the reasonable good faith judgment of the Board of Directors of the Company (after consultation with its outside legal counsel and financial advisor), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal.  The Company agrees to negotiate in good faith with Parent during any Notice Period to allow Parent to match or better any Superior Proposal (as amended).  Any changes to the financial terms or any change to other material terms of such Superior Proposal occurring prior to the Company’s effecting an Adverse Recommendation Change or terminating this Agreement pursuant to this Section 4.2(b) shall require the Company to provide to Parent a new Adverse Recommendation Change Notice or Superior Proposal Notice and a new Notice Period and to comply with the requirements of this Section 4.2(b) with respect to each such new written notice.  In determining whether to effect an Adverse Recommendation Change or whether to terminate this Agreement pursuant to this Section 4.2(b), the Board of Directors of the Company shall discuss with Parent and take into account any such changes to Parent’s proposal and any other information provided by Parent in response to an Adverse Recommendation Change Notice or Superior Proposal Notice that would, in the reasonable good faith judgment of the Board of Directors of the Company (after consultation with its outside legal counsel and financial advisor), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal.  The Company shall not submit any Takeover Proposal or any Superior Proposal to a vote of the stockholders of the Company prior to the termination of this Agreement.

(c)           In addition to the other obligations of the Company set forth in this Section 4.2, the Company shall, as promptly as practicable and in any event within 24 hours after the receipt thereof, advise Parent orally and in writing of (i) any Takeover Proposal or any request for information or inquiry that expressly contemplates or could reasonably be expected to lead to a Takeover Proposal, (ii) the material terms and conditions of such Takeover Proposal, request or inquiry (including the identity of the bidder and any change to the financial terms, conditions or other material terms thereof) and (iii) the determination by the Board that a Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal. The Company shall (A) keep Parent reasonably informed of the status (including any change to the financial terms, conditions, or other material terms) of any such Takeover Proposal, request or inquiry on a reasonably current basis (and in any event at Parent’s request and otherwise no later than 24 hours after the occurrence of any material change, development, discussions or negotiations) and (B) provide to Parent, as soon as practicable and in any event within 24 hours after receipt or delivery thereof, copies of all draft agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Takeover Proposal), written inquiries or correspondence sent by or provided to the Company (or its Representatives) in connection with any such Takeover Proposal.  The Company shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement, and neither the Company nor any of its Subsidiaries is party to any Contract, in each case that prohibits the Company from providing such information to Parent.

(d)           Nothing contained in this Section 4.2 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or complying with Item 1012(a) of Regulation M-A under the Exchange Act or (ii) making any disclosure to its stockholders, in each case if, in the good faith judgment of the Board of Directors of the Company (after consultation with outside legal counsel), such action is required by applicable Law or necessary for the Board of Directors to comply with its fiduciary duties to the Company’s stockholders under applicable Law; provided, however, that the taking of any such position or making of any such disclosure shall be subject to and only taken in compliance with Section 4.2(b) and that the Company shall, to the extent practicable, provide Parent with a reasonable opportunity to comment on and review any such disclosure and, provided further, that any disclosure other than (A) a factually accurate statement by the Company that only describes the Company’s receipt of a Takeover Proposal, the identity of the Person or group making such proposal, the terms and conditions thereof and the operation of this Agreement with respect thereto, and that also contains a reaffirmation by the Board of its unanimous approval and recommendation of this Agreement and the transactions contemplated hereby and its unanimous recommendations that the stockholders of the Company approve and adopt this Agreement and the Merger in such disclosure and a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (B) an express rejection of any applicable Takeover Proposal or (C) an express reaffirmation of the Company Recommendation, shall be deemed to be an Adverse Recommendation Change.

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1     Preparation of the Proxy Statement; Stockholders Meeting.

(a)           As promptly as practicable following the date hereof and in any event within eight (8) Business Days after the date hereof, the Company shall prepare and file with the SEC a preliminary Proxy Statement.  Each of the Company and Parent shall furnish all information concerning such Person to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC or any other government official for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC or any other government official, on the other hand, with respect to the Proxy Statement.  Each of the Company and Parent shall use reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement.  The Company shall use its reasonable best efforts to cause the Proxy Statement to be cleared by the SEC as promptly as possible.  Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by Parent.  If, at any time prior to the Stockholders Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(b)           For the purpose of obtaining the Required Stockholder Approval, the Company shall use its reasonable best efforts and take all action reasonably necessary in accordance with applicable Law and the Company Certificate and Company Bylaws, to establish a record date for, duly call, give notice of and convene a meeting of its stockholders (the “Stockholders Meeting”) as soon as reasonably practicable after the SEC confirms that it has no further comments to the Proxy Statement.  The Company shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after such record date, but in no event later than 3 Business Days after the Proxy Statement is cleared by the SEC.  The notice of such Stockholders Meeting shall state that a resolution to adopt this Agreement will be considered at the Stockholders Meeting.  Subject to Section 4.2, the Board of Directors of the Company shall recommend to stockholders of the Company that they approve this Agreement, and shall include the Company Recommendation in the Proxy Statement.  The Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and shall take all action reasonably necessary in accordance with the DGCL and the Company Certificate and Company Bylaws, and in any event within 40 days to duly convene and hold the Stockholders Meeting as promptly as reasonably practicable after the mailing of the Proxy Statement to the stockholders of the Company.

Section 5.2     Access to Information; Confidentiality; Financing.

(a)           The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to Parent’s Representatives access upon reasonable advance notice and during normal business hours to all their respective properties, assets, books, records, Contracts, Permits, documents, information, payors, providers, Physician Partners, directors, officers and employees, but only to the extent that such access does not unreasonably interfere with the business or operations of the Company and its Subsidiaries, and the Company shall, and shall cause each of its Subsidiaries to, furnish to Parent any information concerning its business as Parent may reasonably request; provided, however, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that doing so is restricted under applicable Law or otherwise would result in the loss of attorney-client privilege (provided that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege).  Following the date of this Agreement and prior to the Effective Time, Parent may (but shall not be required to), following reasonable notice to the Company, contact and interview any Company Personnel and review the personnel records and such other information concerning the Company Personnel as Parent may reasonably request, provided such review is permitted by applicable Law.  No information or knowledge obtained by Parent or any of its Representatives in any investigation pursuant to this Section 5.2(a) shall affect or be deemed to modify any representation, warranty, covenant or agreement of the Company in this Agreement.  Except as required by any applicable Law or Judgment, Parent will hold, and will direct its Representatives to hold, any and all information received from the Company confidential in accordance with the Confidentiality Agreement.

(b)           Parent acknowledges that it shall use its reasonable best efforts to fully satisfy, on a timely basis, all terms, conditions, representations and warranties set forth in the Commitment Letters and to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Commitment Letters (or on other terms not imposing any new or additional conditions and otherwise not reasonably likely to cause any material delay in the consummation of the Financing), including, using its reasonable best efforts to (i) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letters, (ii) satisfy on a timely basis all conditions applicable to Parent set forth therein that are within its control, and (iii) consummate the Financing contemplated by the Commitment Letters at the Closing, including using its reasonable best efforts to cause the Lenders and the other Persons providing such Financing to fund the Financing required to consummate the Merger and the other transactions contemplated by this Agreement on the Closing Date.  Upon the Company’s request, Parent shall inform the Company with respect to all material activity concerning the status of the Financing contemplated by the Commitment Letters and shall give the Company prompt notice of any material adverse change with respect to such Financing.  Parent agrees to notify the Company promptly, and in any event within two Business Days, if at any time prior to the Closing Date (A) any of the Commitment Letters shall expire or be terminated for any reason, (B) any financing source that is a party to any Commitment Letter notifies Parent in writing that such source no longer intends to provide Financing to Parent on the terms set forth therein, or (C) for any reason Parent no longer believes in good faith that it will be able to obtain a portion or all of the Financing contemplated by the Commitment Letters on substantially the terms described therein.  Parent shall not, and shall not permit its Affiliates to, without the prior written consent of the Company, intentionally take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, the purpose of which is to impair, delay or prevent Parent’s obtaining of the Financing contemplated by the Commitment Letters.  Parent shall not amend, or agree to amend, the Commitment Letters in any manner that would materially delay or prevent the transactions contemplated by this Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld).  If the Commitment Letters shall be terminated or modified in a manner materially adverse to Parent for any reason, Parent shall use its reasonable best efforts to obtain, and, if obtained, will provide the Company with a copy of, a new financing commitment that provides for at least the same amount of financing as such Commitment Letters as originally issued and on terms not materially less favorable then the Commitment Letters to Parent.

(c)           Prior to the Closing, the Company shall (and the Company shall cause each of its Subsidiaries to) provide, and shall cause their respective Representatives to provide, all cooperation reasonably requested by Parent in connection with the arrangement of the Financing, including (i) assisting with the preparation of materials for bank information memoranda and similar documents required in connection with the Financing and causing the Company’s advisors to provide comfort letters, opinions and consents requested by prospective financing sources, (ii) executing and delivering customary guarantee, pledge and security documents and related officer certificates or other documents as may be reasonably requested by Parent and otherwise reasonably facilitating the guaranteeing of obligations and the pledging of collateral; provided that, the foregoing notwithstanding, no obligations of the Company or its Subsidiaries or their respective Representatives under any such agreement, certificate, document or instrument shall be effective until the Closing and the foregoing documents shall be held in escrow pending Closing, (iii) furnishing Parent and its financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or its financing sources, including information related to the Company and its Subsidiaries required by regulatory authorities including under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, (iv) permitting the prospective lenders involved in the Financing to evaluate and appraise the Company’s and its Subsidiaries’ current assets and liabilities, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, and (v) participating in meetings, presentations, road shows, due diligence sessions and drafting sessions.  The provisions of this Section 5.2(c) shall not require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Financing prior to the Closing and Parent or Merger Sub shall bear all costs and reimburse the officers and directors of the Company and its Subsidiaries for any out-of-pocket expenses they may incur in complying with this Section 5.2(c), including expenses associated with attending meetings, presentations, road shows and due diligence presentations.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing.

Section 5.3     Reasonable Best Efforts; Notice.

(a)           Each party from whom a filing under the HSR Act would be required in order for the transactions contemplated hereby to be consummated lawfully shall, as promptly as practicable (but in no event later than five Business Days) following the date hereof, file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) all materials initially required to be filed under the HSR Act in connection with this transaction.  To the extent permitted by applicable Law, the parties hereto shall request expedited treatment of any such filings and shall work together and shall furnish to one another such necessary information and reasonable assistance as the other may require in connection with its preparation of any filing or submission under the HSR Act or other Competition Law.  To the extent permitted by applicable Law, the parties hereto shall keep one another apprised of the status of, and give each other advance notice of, and a meaningful opportunity to review, all communications with, and all inquiries or requests for additional information from, the FTC, the DOJ or any other applicable Governmental Entity, and shall comply promptly with any such reasonable inquiry or request.  To the extent advisable and permitted by the relevant Governmental Entity, the parties hereto shall permit one another to attend all meetings or conferences between one or more of the parties hereto and one or more Governmental Entity under the HSR Act or other Competition Law.

(b)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, and to assist and cooperate with the other parties in taking, all actions that are necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including using its reasonable best efforts to accomplish the following:  (i) the satisfaction of the conditions precedent set forth in Article VI, (ii) the taking of all reasonable steps to provide any supplemental information requested by a Governmental Entity, including participating in meetings with officials of such entity in the course of its review of this Agreement, the Merger or the other transactions contemplated by this Agreement, and (iii) the execution and delivery of any additional instruments necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement.  In connection with and without limiting the generality of the foregoing, each of the parties hereto agrees to use its best efforts to obtain, and to assist and cooperate with the other parties in obtaining, all necessary actions or nonactions, waivers, consents, approvals, clearances, orders and authorizations from, and to give any necessary notices to, Governmental Entities and other Persons (including, for the avoidance of doubt, the consents, approvals, orders, authorizations, actions, registrations, declarations and filings set forth on Section 5.3(b) of the Company Disclosure Schedule); provided, however, that neither the Company nor any of the Subsidiaries of the Company shall make any payment or commitment to a third party or modify the terms of any Contract in connection with obtaining such actions, waivers, consents, approvals, clearances, orders or authorizations without the prior written consent of Parent (not to be unreasonably withheld).  In connection with and without limiting the generality of the foregoing, each of the Company and its Board of Directors shall use its reasonable best efforts (A) to take all action necessary so that no Takeover Law is or becomes applicable to this Agreement or any of the Merger or any of the other transactions contemplated by this Agreement and (B) if any Takeover Law is or becomes applicable to this Agreement or any of the Merger and the other transactions contemplated by this Agreement, to take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to eliminate or minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated by this Agreement.

(c)           In furtherance and not in limitation of the foregoing, if any objections are asserted with respect to the Merger or any other transaction contemplated hereby under any Competition Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party, challenging the Merger or any of the transactions contemplated hereby as violative of any Competition Law, or which would otherwise prohibit or materially impair or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement as expeditiously as reasonably practicable. In this context, “commercially reasonable efforts” shall include, without limitation, (i) defending any lawsuits or other legal Proceedings, whether judicial or administrative, that challenge this Agreement or the consummation of the Merger or any other transaction contemplated hereby; (ii) seeking to have lifted, vacated, or reversed any stay, injunction, temporary restraining order, or other restraint entered by any court or other Governmental Entity; and (iii) agreeing to do or permitting to be done any of the foregoing; provided, however, that notwithstanding any other provision in this Agreement, the Company shall not (unless directed to do so by Parent), and Parent shall not be obligated to, (A) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of

Parent (including its Subsidiaries and Affiliates) or the Company, including entering into customary ancillary agreements relating to any such sale, divestiture or disposition of such assets or businesses; or (B) otherwise take or commit to take actions that after the Closing Date would limit the freedom of Parent or its Subsidiaries’ (including the Surviving Corporation’s) or affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets.

(d)           Except as prohibited by applicable Law, the Company shall promptly notify Parent of (A) any written notice or other written communication from any Person alleging that the consent of such Person is required in connection with the Merger or any of the other transactions contemplated by this Agreement; (B) its discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, (1) would give rise to the failure of a condition set forth in paragraph (a) or (c) of Section 6.2 and (2) is incapable of being cured by the Company by the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)); and (C) any suits, actions or proceedings commenced or threatened that relate to the consummation of this Agreement, the Merger or any of the other transactions contemplated by this Agreement of which the Company has Knowledge; provided, however, that no such notification shall affect the representations, warranties, obligations, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(e)           Except as prohibited by applicable Law, each of the parties shall give prompt notice to the other parties of (i) any representation or warranty made by such party contained in this Agreement becoming untrue or (ii) the failure of such party to perform any material obligation, covenant or agreement to be performed by such party under this Agreement; provided, however, that no such notification shall affect the representations, warranties, obligations, covenants or agreements of any of the parties (or remedies with respect thereto) or the conditions to the obligations of any of the parties under this Agreement.

(f)            Without limiting the generality of the foregoing, the parties to this Agreement shall cooperate and consult with one another, to the fullest extent possible, subject to entering into a customary joint defense agreement, in connection with any stockholder Proceeding against any of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement.  In furtherance of and without in any way limiting the foregoing, the Company shall promptly advise Parent orally and in writing of any such Proceedings, and the Company shall (i) cooperate fully with Parent in connection with, and consult with and permit Parent and its Representatives to participate in, the defense, negotiations and settlement of such Proceedings, (ii) give consideration to Parent’s advice with respect to such Proceedings and (iii) obtain the prior written consent of Parent prior to settling or satisfying any such claim, it being understood and agreed that the Company shall control such defense and that this Section 5.3(f) shall not give Parent the right to direct such defense except to the extent that Parent or Merger Sub is named as a defendant in such litigation and in that case solely as to the defense of Parent and Merger Sub.

Section 5.4     Equity Awards.

(a)           As soon as practicable following the date of this Agreement, the Company agrees that the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans and the Purchase Plan) shall adopt such resolutions or take such other actions (including obtaining any consents, releases, waivers or amendments, as required by the terms of any Company Stock Option, Company Restricted Share or the Purchase Plan, or as

reasonably requested by Parent) as may be required to (x) cause the Company Stock Plans and each Company Restricted Share and Company Stock Option to be terminated as of the Effective Time and cause any provision in any other agreement, arrangement or benefit plan providing for the issuance, transfer, purchase or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company to be deleted as of the Effective Time, (y) ensure that no Person has any rights under any Company Stock Plan, Company Restricted Share or Company Stock Option, or such other agreement, arrangement or benefit plan to acquire any capital stock of the Surviving Corporation or Parent and that the Parent and the Surviving Corporation will not have any further obligation or liability under any of the foregoing Company Stock Plans, Company Restricted Share and Company Stock Options or other such agreements, arrangements or benefit plans, except as specifically contemplated by this Section 5.4 and (z) give effect to the transactions contemplated by this Section 5.4, including the following:

(i)            at the Effective Time, the Company shall enter into an option cancellation agreement with each holder of a Company Stock Option (each, an “Option Cancellation Agreement”), which Option Cancellation Agreement shall be in a form reasonably acceptable to Parent and shall provide that each unexercised Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall be canceled at the Effective Time, with the holder of such Company Stock Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to (A) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per share of Company Common Stock subject to such Company Stock Option multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time (whether vested or unvested), which amount shall be payable to such holder at or as soon as practicable following the Effective Time (the “Option Consideration”);

(ii)           at the Effective Time, each unvested Company Restricted Share that is outstanding immediately prior to the Effective Time shall be canceled, with the holder of such Company Restricted Share becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the Merger Consideration multiplied by the maximum number of shares of Company Common Stock subject to such Company Restricted Share immediately prior to the Effective Time (whether vested or unvested), which amount shall be payable to such holder at or as soon as practicable following the Effective Time (the “Restricted Share Consideration”); and

(iii)          with respect to the Purchase Plan, (A) participation shall be limited to those employees who are participants on the date of this Agreement; (B) no Option Period (as defined in the Purchase Plan) shall be commenced after the date of this Agreement; (C) if, with respect to an Option Period in effect on the date of this Agreement, the Effective Time occurs prior to the Exercise Date (as defined in the Purchase Plan) for such Option Period, upon the Effective Time, each purchase right under the Purchase Plan outstanding immediately prior to the Effective Time shall be exercised to purchase from the Company whole shares of Company Common Stock (subject to the provisions of the Purchase Plan regarding the maximum number and value of shares purchasable per participant) at the applicable price determined under the terms of the Purchase Plan for the then outstanding Option Period using such date on which the Effective Time occurs as the final Exercise Date for such Option Period, and any remaining accumulated but unused payroll deductions shall be distributed to the relevant participants without interest as promptly as practicable following the Effective Time; and

(D) the Purchase Plan shall terminate, effective upon the earlier of the Purchase Date for the Option Period in effect on the date of this Agreement and the Effective Time.

(b)           With respect to the Company Stock Options, upon surrender to the Surviving Corporation of the original Company Stock Option agreement and an executed copy of an Option Cancellation Agreement (collectively, the “Option Documentation”), the Surviving Corporation shall promptly deliver (but in all cases not later than the fifth Business Day after the later of the Closing Date and the date of receipt of the Option Documentation) to the registered holder of such Company Stock Options (as indicated in the records of the Company), the Option Consideration less any required withholding Taxes.  At the Effective Time, each Company Stock Option outstanding as of the Effective Time shall be canceled and each holder of an agreement representing such canceled Company Stock Option shall cease to have any rights with respect to such Company Stock Option and shall not be entitled to receive any payment with respect thereto other than the Option Consideration.  In the event that any Company Stock Option agreement shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to the Surviving Corporation) of that fact by the person claiming such Company Stock Option agreement to be lost, stolen or destroyed and, if required by the Surviving Corporation, the granting of an indemnity reasonably satisfactory to the Surviving Corporation against any claim that may be made against either of them with respect to such Company Stock Option agreement, the Company will issue, in exchange for such lost, stolen or destroyed Company Stock Option agreement, the portion of the Option Consideration with respect to such Company Stock Option, to which such Person is entitled pursuant hereto.  Notwithstanding Section 5.4(a)(i), with respect to any unexercised Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time with an exercise price per share of Company Common Stock in excess of the Merger Consideration, the parties acknowledge and agree that the Company shall use its best efforts to obtain an Option Cancellation Agreement with respect to such Company Stock Option.

(c)           All amounts payable pursuant to this Section 5.4 shall be paid without interest.  Any Person making a payment pursuant to this Section 5.4 shall be entitled to deduct and withhold from that payment such amounts as the payor is required to deduct and withhold with respect to the making of such payment under the Code or any other Law.  To the extent that amounts are so withheld and paid over by any Person pursuant to this Section 5.4 to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person entitled to payment under this Section 5.4 in respect of which such deduction and withholding was made by a Person pursuant to this Section 5.4.

(d)           Simultaneous with the Closing, Parent and Merger Sub shall pay the Company an amount in cash equal to the aggregate amount of Option Consideration and Restricted Share Consideration to be paid to holders of Company Stock Options and Company Restricted Shares, respectively, in accordance with the provisions of Section 5.4, and the Company shall cause such consideration to be paid to such holders pursuant to Section 5.4.

(e)           Prior to the Effective Time, the Company shall take all steps reasonably required to cause the transactions contemplated by this Section 5.4 by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Section 5.5     Indemnification, Exculpation and Insurance.

(a)           Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company as in effect on the date of this Agreement (in each case, to the extent copies of which have been made available in the Data Room to Parent prior to the date hereof) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms without amendment, repeal or other modification for a period of six (6) years following the Closing Date; provided that such obligations shall be subject to any limitation imposed from time to time under applicable Law.  From and after the Effective Time, Parent and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification obligations.

(b)           In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.5.

(c)           From the Closing through the sixth anniversary of the Effective Time (such period, the “Tail Period”), Parent shall, or shall cause the Surviving Corporation to, maintain in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policy in effect on the date of this Agreement (copies of which have been made available in the Date Room to Parent); provided further that Parent or the Surviving Corporation may (i) substitute therefor policies of any reputable insurance company or (ii) satisfy its obligation under this Section 5.5(c) by causing the Company to obtain, on or prior to the Closing Date, prepaid (or “tail”) directors’ and officers’ liability insurance policy at Parent’s expense, in each case, the material terms of which, including coverage and amount, are no less favorable in the aggregate to such directors and officers than the insurance coverage otherwise required under this Section 5.5(c); provided further that Parent and the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of 300% of the annual premium currently paid by the Company for such insurance (which the Company represents is $103,500); and provided further that if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)           The provisions of this Section 5.5 are (i) intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

Section 5.6     Fees and Expenses.

(a)           Except as expressly set forth in this Section 5.6, all fees and expenses incurred in connection with this Agreement, the Merger, the Financing and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.  Notwithstanding the foregoing, if the Merger is consummated, the Surviving Corporation shall, within ten Business Days after Parent’s request for such reimbursement, reimburse Parent for all Parent Expenses, if such expenses were not reimbursed prior to the Effective Time.

(b)           In the event that this Agreement is terminated (i) by Parent pursuant to Section 7.1(c) or (ii) by the Company pursuant to Section 7.1(f), then, in each such case, the Company shall pay Parent’s designee a fee equal to $4,368,000 (the “Company Termination Fee”) by wire transfer of same-day funds to an account designated by Parent (A) in the case of a termination by Parent pursuant to Section 7.1(c), within two Business Days after such termination and (B) in the case of a termination by the Company pursuant to Section 7.1(f), the date of termination of this Agreement.

(c)           In the event that (i) prior to the termination of this Agreement, any Person makes or publicly proposes a Takeover Proposal (for purposes of this Section 5.6(c), substituting 50% for the 15% thresholds set forth in the definition of Takeover Proposal) or publicly announces an intent (whether or not conditional) to make a Takeover Proposal and (ii) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) or 7.1(b)(iv) or Parent pursuant to Section 7.1(d), and (iii) within 12 months after termination of this Agreement, the Company enters into any acquisition agreement or other definitive agreement or Contract providing for, or shall have consummated or publicly approved or recommended to the stockholders of the Company, any Takeover Proposal (whether or not the Takeover Proposal was the same Takeover Proposal referred to in clause (i)), then the Company shall pay to Parent’s designee the Company Termination Fee upon the earlier of the date of entering into a definitive agreement for or consummating a Takeover Proposal.

(d)           If this Agreement is terminated (i) by the Company pursuant to Section 7.1(g) or (ii) by Parent pursuant to Section 7.1(b)(i) after the Company has delivered a valid notice to Parent that the Company will terminate this Agreement pursuant to Section 7.1(g) if Parent and Merger Sub subsequently breach their obligation to cause the Merger to be consummated within 10 Business Days after the date the Closing is required to take place pursuant to Section 1.2 (provided that such notice is delivered to Parent prior to the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i))) (a “Parent Designated Termination”), in each case (A) because Parent and Merger Sub fail to cause the Merger to be consummated because of a failure to receive the proceeds of one or more of the Financing (other than if solely due to a failure by Guarantor to fund its commitment pursuant to the Equity Letter) that, together with the amount of equity financing committed pursuant to the Equity Commitment Letter, is sufficient to fund the Merger and the other transactions contemplated by this Agreement or because of their refusal to accept a new financing commitment that provides for at least the same amount of financing as the Commitment Letters and on terms that are not materially less favorable to Parent then the Commitment Letters, and (B) Parent and Merger Sub are not otherwise in material and willful breach of this Agreement (including their respective obligations pursuant to Section 5.2(b)) (a “Non-Breach Financing Failure”), then Parent shall pay to the Company a fee equal to $6,552,000 (the “Parent Termination Fee”) by wire transfer of same-day funds to an account designated by the Company within two Business Days after such termination.  If this Agreement is terminated by the Company pursuant to Section 7.1(g) or by Parent pursuant to a Parent Designated Termination, in each case in circumstances not involving a Non-Breach Financing Failure, then Parent shall pay to the Company an amount equal to $10,920,000 (the “Parent

Default Fee”) by wire transfer of same-day funds to an account designated by the Company within two Business Days after such termination.

(e)           The Company hereby acknowledges that the agreements contained in this Section 5.6 are an integral part of the transactions contemplated by the Agreement and that, without these agreements, Parent would not have entered into this Agreement.  Accordingly, if the Company fails promptly to pay the amounts due pursuant to Sections 5.6(b) or (c) and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in Section 5.6(b) or (c) or any portion of such amount, then the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in Section 5.6(b) or (c) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.  Notwithstanding anything in this Agreement to the contrary, in the event the Company Termination Fee becomes payable, then the Company Termination Fee shall be the sole and exclusive remedy of Parent and its Affiliates and their stockholders under this Agreement except as otherwise provided in Section 8.11.  If Parent terminates this Agreement pursuant to Section 7.1(d) in the case of a willful breach by the Company, then Parent may seek Parent Damages against the Company; provided, that the maximum aggregate liability (inclusive of the Company Termination Fee) of the Company shall not exceed the Company Liability Cap.  The damages resulting from termination of this Agreement under circumstances where a Company Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 5.6 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement.

(f)            Parent hereby acknowledges that the agreements contained in this Section 5.6 are an integral part of the transactions contemplated by the Agreement and that, without these agreements, the Company would not have entered into this Agreement.  Accordingly, if Parent fails promptly to pay the amounts due pursuant to Section 5.6(d) and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent or Merger Sub for the amounts set forth in Section 5.6(d) or any portion of such amount, then Parent shall pay to the Company its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in Section 5.6(d) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.  Notwithstanding anything in this Agreement to the contrary, in the event that the Parent Termination Fee or Parent Default Fee becomes payable, then the Parent Termination Fee or Parent Default Fee, as applicable, shall be the sole and exclusive remedy of the Company and its Affiliates and their stockholders under this Agreement.  If the Company terminates this Agreement pursuant to Section 7.1(e) in the case of a willful breach by Parent or Merger Sub, then the Company may seek Company Damages against Parent; provided, that the maximum aggregate liability (inclusive of the Parent Termination Fee) of Parent and Merger Sub, collectively, shall not exceed the Parent Liability Cap.  The damages resulting from termination of this Agreement under circumstances where a Parent Termination Fee or Parent Default Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 5.6 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate the Company for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement.

(g)           Notwithstanding anything herein to the contrary, the maximum aggregate liability of Parent and its Affiliates and their stockholders (collectively, the “Parent Group”) (including any amounts payable pursuant to this Section 5.6) for any direct or indirect loss or damage suffered in connection with, or arising out of or under, this Agreement, including, but not limited to, the negotiation, entry into, performance, or the terms of this Agreement, any agreement or document contemplated hereby, the failure of the Merger to be consummated or for a breach or claimed breach or failure or claimed failure to perform hereunder and including the benefit of the bargain lost by the Company’s stockholders (taking into consideration relevant matters, including any lost premium, other combination opportunities and the time value of money) (such damages, collectively, the “Company Damages”) or otherwise shall be limited to $10,920,000 plus any amounts that may be payable under the second sentence of Section 5.6(f) (the “Parent Liability Cap”).  In no event shall the Company or its Affiliates or their stockholders seek or permit to be sought on behalf of the Company any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from any member of the Parent Group other than seeking amounts payable by the Guarantor pursuant to the Limited Guarantee but subject to the Parent Liability Cap.  The Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to Company Damages, any member of the Parent Group (other than Parent to the extent provided in this Agreement and the Guarantor to the extent provided in the Limited Guarantee (but in each case subject to the Parent Liability Cap), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent against any other member of the Parent Group, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.  Recourse against Parent to the extent provided in this Agreement and the Guarantor to the extent provided in the Limited Guarantee (but in each case subject to the Parent Liability Cap) shall be the sole and exclusive remedy of the Company and its Affiliates and their stockholders against any other member of the Parent Group in respect of any liabilities or obligations arising under, or in connection with, this Agreement or the transactions contemplated by this Agreement.  The Company acknowledges that Merger Sub is a newly-formed company and does not have any material assets except in connection with this Agreement as expressly set forth herein.  The terms of this Section 5.6(g) shall not be deemed to be superseded, amended or modified in any respect by the terms of any other provisions of this Agreement.  The provisions of this Section 5.6(g) are intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

(h)           Notwithstanding anything herein to the contrary but subject to Section 8.11, the maximum aggregate liability of the Company and its Affiliates and their stockholders (including any amounts payable pursuant to this Section 5.6) for any direct or indirect loss or damage suffered in connection with, or arising out of or under, this Agreement, including, but not limited to, the negotiation, entry into, performance, or the terms of this Agreement, any agreement or document contemplated hereby, the failure of the Merger to be consummated or for a breach or claimed breach or failure or claimed failure to perform hereunder (such damages, collectively, “Parent Damages”) or otherwise shall be limited to $10,920,000 plus any amounts that may be payable under the second sentence of Section 5.6(e) (the “Company Liability Cap”).  In no event shall any member of the Parent Group seek or permit to be sought on behalf of any member of the Parent Group any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from the Company or any of its Affiliates or any of their stockholders in connection with this Agreement or the transactions contemplated by this Agreement in excess of the Company Liability Cap; provided that nothing shall limit the rights of Parent and Merger Sub under Section 8.11.  Parent and Merger Sub each acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to Parent Damages, any Affiliate or stockholder of the Company, whether by or through attempted piercing of the corporate veil, by virtue of any statute, regulation or applicable Law, or otherwise.  The terms of this Section 5.6(h) shall not be deemed to be superseded, amended or modified in any respect by the terms of any other provisions of this Agreement other than Section 8.11.  The provisions of this Section 5.6(h) are intended to be for the benefit of, and shall be enforceable by, each Affiliate and stockholder of the Company.

(i)            The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion nor shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether the Company Termination Fee or the Parent Termination Fee may be payable under more than one provision of this Agreement at the same time or at different times and upon the occurrence of different events.

Section 5.7     Public Announcements.

The parties agree that the initial press release(s) to be issued with respect to the transactions contemplated by this Agreement shall be in the form(s) heretofore agreed to by the parties.  Except with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent at all reasonably practicable, consult with each other before making, and give each other a reasonable opportunity to review and comment upon, any other press release or other public statements with respect to this Agreement, the Merger, the Financing and the other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such reasonably practicable consultation (which consultation shall not be unreasonably delayed), except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.

Section 5.8     Merger Sub and Surviving Corporation Compliance.

Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement and, prior to the Effective Time, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.9     Company Benefit Plan Matters.

(a)           During the period from the Closing Date until the 12-month anniversary thereof, Parent shall, or shall cause its Subsidiaries to, provide to Persons who are actively employed by the Company or any of its Subsidiaries immediately prior to the Effective Time and who remain in the employment of the Company and its Subsidiaries on or after the Effective Time (the “Continuing Employees”) compensation (including base salary and incentive and bonus opportunities) and benefits (including paid time off, 401(k), health and severance) that are materially no less favorable in the aggregate than those provided to the Continuing Employees immediately prior to the Effective Time or those generally in effect with respect to similarly situated employees of Parent and its Subsidiaries.

(b)           The service of each Continuing Employee with the Company or any of its Subsidiaries (or any predecessor employer) prior to the Effective Time shall be treated as service with Parent and its Subsidiaries for purposes of each (A) “employee pension benefit plan” (as defined in

Section 3(2) of ERISA), (B) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), (C) post-retirement or employment health or medical plan, program, policy or arrangement, (D) bonus, incentive or deferred compensation plan, program, policy or arrangement, (E) severance, change in control, retention or termination plan, program, policy or arrangement or (F) other material compensation or benefit plan, program, policy or arrangement, including fringe benefits, vacation pay, service awards and reimbursement of moving expenses (each, a “Parent Benefit Plan”), in each case for purposes of eligibility, vesting and benefit levels (but not actual accruals except with respect to vacation and paid time off accruals), but not in any case where credit would result in duplication of benefits.

(c)           Following the Effective Time, for purposes of each Parent Benefit Plan in which any Continuing Employee or his or her eligible dependents is eligible to participate after the Effective Time, Parent shall, or shall cause its Subsidiaries to, use its commercially reasonable efforts to (i) waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period to the extent such condition, exclusion, requirement or waiting period was satisfied or waived under the comparable Company Benefit Plan or Company Benefit Agreement as of the Effective Time (or, if later, any applicable plan transaction date) and (ii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Effective Time for the plan year in which the Effective Time (or such transition date) occurs.

(d)           Parent shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, honor, in accordance with its terms, each Company Benefit Plan and Company Benefit Agreement and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), and Parent hereby acknowledges that the consummation of the Merger constitutes a change of control or change in control, as the case may be, for all purposes under such Company Benefit Plans and Company Benefit Agreements; provided, however, that in no event shall Parent, the Company or any of their respective Subsidiaries make, either before or after the Closing, the payments to the individuals specified in Section 5.9(d)(i) of the Company Disclosure Schedule in the amounts specified therein unless (and to the extent that) the conditions specified in Section 5.9(d)(i) of the Company Disclosure Schedule have been satisfied.  Prior to the Closing, the Company shall cause the agreements that entitle such individuals to receive such payments to be amended to reflect the terms of the proviso in the immediately preceding sentence.  Simultaneously with the Closing, the Surviving Corporation shall deposit with the Company’s payroll provider funds in an amount equal to the severance payments to the individuals specified in Section 5.9(d)(ii) of the Company Disclosure Schedule in the amounts specified therein and, to the extent that all or a portion of any such payment is not permitted to be paid promptly after the Closing pursuant to the terms of the applicable severance arrangement through the Company’s payroll provider, then simultaneously with the Closing the Surviving Corporation shall deposit funds in an amount equal to such unpaid portion into a grantor trust established for the benefit of such individual consistent with the terms of Revenue Procedure 92-64, 22 I.R.B. 11 (8/17/92) on terms mutually acceptable to Parent and the Company.

Nothing in this Agreement shall be construed as requiring Parent or any of its Subsidiaries to employ any Continuing Employee for any length of time following the Closing Date, subject to Parent’s and the Company’s compliance with any applicable severance or change of control arrangements.  Nothing in this Agreement, express or implied, shall be construed to prevent Parent or any of its Subsidiaries from (i) terminating, or modifying the terms of employment of, any Continuing Employee following the Closing Date or (ii) terminating or modifying to any extent any Company Benefit Plan, Company Benefit Agreement, Parent Benefit Plan or any other employee benefit plan, program, agreement or arrangement that Parent or any of its Subsidiaries may establish or maintain; provided, however, that to the extent that, and for so long as, a Continuing Employee remains employed by Parent or any of its Subsidiaries during the 12-month period following the Closing, the compensation and benefits payable to such employee during such period shall be subject to Section 5.9(a). No covenant or other undertaking in this Agreement shall constitute an amendment to any employee benefit plan, program, policy or arrangement, and any covenant or undertaking that suggests that an employee benefit plan, program, policy or arrangement will be amended shall be effective only upon the adoption of a written amendment in accordance with the amendment procedures of such plan, program, policy or arrangement.  The provisions of this Section 5.9 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.9 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof

Section 5.10   Convertible Notes; Convertible Note Hedge Agreement and Warrant Agreement.

The Company shall promptly take such actions as are reasonably requested in writing by Parent or as are otherwise required by the applicable instruments in respect of the (a) the Convertible Notes, (b) the Warrant Confirmation dated June 21, 2007, issued by the Company to Deutsche Bank AG London, LLC and Deutsche Bank AG New York (the “DB Warrant”), and (c) the hedge transaction (the “DB Hedge Transaction”) entered into with Deutsche Bank AG London, LLC (“DB London”) and Deutsche Bank AG New York (“DB New York”) on June 21, 2007 relating to the Convertible Notes and the DB Warrant, in each case as directed by and in accordance with the terms and conditions specified in writing by Parent, and the Company shall consult with Parent before taking any action with respect to any of the foregoing; provided, however, that prior to the Effective Time, the Company shall not be obligated under this Section 5.10 to take any action that (i) is not conditioned upon the occurrence of the Effective Time, (ii) except as otherwise provided in the following sentence, could potentially expose the Company to material liability or expense or (iii) could result in any representation or warranty of the Company in this Agreement being or becoming untrue or incorrect or that could result in the Company being in breach of any of its obligations under this Agreement. Notwithstanding the foregoing, prior to February 18, 2011, the Company shall enter into binding agreements, in form and substance satisfactory to Parent, with DB London and DB New York to settle the DB Hedge Transaction (which settlement shall result in a payment to the Company), using the Cancellation and Payment (Calculation Agent Determination) methodology, subject to the terms of the DB Hedge Transaction. All actions, notices, announcements and other documentation related to the foregoing shall be subject to the prior written approval of Parent (which shall not be unreasonably withheld, conditioned or delayed). Parent shall cooperate reasonably with the Company in connection with the Company’s performance of its obligations under this Section 5.10. Parent and Merger Sub acknowledge and agree that, except for settlement of the DB Hedge Transaction, obtaining any particular outcome with respect to any of the actions requested by the Parent to be taken pursuant to this Section 5.10 shall not constitute, or be construed to constitute, a condition to the consummation of the transactions contemplated by this Agreement and the failure to obtain any particular outcome shall not constitute a breach of this Agreement by the Company.

Section 5.11   No Control of Other Party’s Business.

Nothing contained in this Agreement is intended to give Parent the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Subject to the foregoing covenants, prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.12   Third Party Standstill Agreements.

From the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article VII or the Effective Time, the Company shall not release, terminate, amend or modify any material provision of any confidentiality or standstill agreement to which the Company is a party (other than involving Parent or its Affiliates), unless the board of directors of the Company determines in good faith after consultation with its independent outside legal counsel, that such action is necessary for the board of directors of the Company to comply with its fiduciary duties to the Company’s stockholders under applicable Law.  During such period, the Company agrees to use commercially reasonable efforts to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including, but not limited to, seeking injunctions to prevent any breaches of such agreements or to enforce specifically the terms and provisions thereof in a court in the United States or any state thereof having jurisdiction.  To the extent Parent believes that there has been a breach of any such existing confidentiality agreement by the counterparty thereto, upon Parent’s request, the Company shall use such commercially reasonable efforts to enforce such existing confidentiality agreement.

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.1     Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been adopted by the Required Stockholder Approval.

(b)           Antitrust Waiting Period.  The waiting period (and any extension thereof) applicable to the Merger under any Competition Law shall have been terminated or shall have expired and any required approvals thereunder shall have been obtained.

(c)           No Injunctions or Legal Restraints.  No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, “Legal Restraints”) that has the effect of preventing, enjoining, restraining or prohibiting the consummation of the Merger shall be in effect.  There shall not be any Law or Judgment enacted, enforced, amended, issued, in effect or deemed applicable to the Merger, by any Governmental Entity (other than the application of the waiting period provisions of any Competition Law to the Merger) the effect of which is to directly or indirectly make illegal or otherwise prohibit or materially delay consummation of the Merger.  There shall not exist or be instituted or pending any claim, suit, action or proceeding by any Governmental Entity seeking any of the consequences referred to in the immediately preceding sentence.

Section 6.2     Conditions to Obligations of Parent and Merger Sub to Effect the Merger.

The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of the Company set forth (i) in Section 3.1(g)(iii) shall be true and correct as of the Effective Time as if made on and as of the Effective Time and (ii) in the first sentence of Section 3.1(a) and in Section 3.1(b), 3.1(c), 3.1(d)(i), 3.1(q), 3.1(r) or 3.1(u) that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects, and any such representations or warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date of the Agreement and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time).  Each of the representations and warranties of the Company set forth in this Agreement other than those listed in the immediately preceding sentence shall be true and correct as of the date of this Agreement and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time), except in the case of this sentence, to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations, agreements or covenants required to be performed by it under this Agreement.

(c)           Absence of a Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Event which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d)           Closing Certificate.  Parent and Merger Sub shall have received a certificate of the Company, executed by the chief executive officer and the chief financial officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in paragraphs (a), (b) and (c) above have been satisfied.

(e)           Company Recommendation.  No Adverse Recommendation Change shall have occurred (whether or not in compliance with Section 4.2).

(f)            FIRPTA Affidavit.  Parent shall have received a certificate, in form and substance reasonably satisfactory to Parent, from the Company to the effect that the Company is not a U.S. real property holding company.

(g)           Equity Awards. The Company shall have complied with its obligations under Section 5.4 of this Agreement.

(h)           Dissenting Shares.  The total number of Dissenting Shares shall not exceed seven and a half percent (7.5%) of the outstanding Company Common Stock as of the Effective Time.

(i)            Payoff Letters.  The Company shall have delivered to Parent payoff and release letters from the holders of the indebtedness for borrowed money of the Company and its Subsidiaries outstanding as of the Closing set forth in Section 6.2(i) of the Company Disclosure Schedule, and releases of all Liens securing such indebtedness, conditioned only on the payment of the amounts described in such payoff letters, in each case in form and substance reasonably satisfactory to Parent.

(j)            Required Consents.  The Company shall have delivered to Parent written evidence that the Company has delivered the notices to, and obtained the consents and approvals of, the Persons to the extent set forth in Section 6.2(j) of the Company Disclosure Schedule, in

each case in form and substance reasonably satisfactory to Parent, except to the extent that the facilities for which all such notices have not been delivered or all such consents and approvals have not been obtained represented $1,500,000 or less of EBITDA (less minority interest expense) during the twelve-months ended November 30, 2010.  EBITDA (less minority interest expense) shall be calculated based on the Company’s consolidated financial statements for the period ending November 30, 2010 prepared in accordance with GAAP, calculated and applied consistent with the Company’s past practices.

Section 6.3     Conditions to Obligation of the Company.

The obligations of the Company to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of Parent and Merger Sub that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects, and any such representations or warranties that are not so qualified shall be true and correct in all respects, in each case as of the date of the Agreement and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time).

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations, agreements or covenants required to be performed by them under this Agreement.

(c)           Certificate.  The Company shall have received a certificate of Parent and Merger Sub, executed by the chief executive officer and the chief financial officer of Parent and Merger Sub, dated as of the Closing Date, to the effect that the conditions set forth in paragraphs (a) and (b) above have been satisfied.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1     Termination.

This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time, whether before or after the Required Stockholder Approval has been obtained (except as otherwise noted below), upon written notice (other than in the case of Section 7.1(a) below) from the terminating party to the non-terminating party specifying the subsection of this Section 7.1 pursuant to which such termination is effected:

(a)           by mutual written consent of Parent, Merger Sub and the Company;

(b)           by either Parent or the Company, if:

(i)            the Merger has not been consummated prior to May 20, 2011 (the “Termination Date”) for any reason; provided, however, that if, prior to May 20, 2011, the Company has not delivered to Parent written evidence that the Company has delivered all of the notices to, and obtained all of the consents and approvals of, the Persons set forth in Section 6.2(j) of the Company Disclosure Schedule, then Parent may, in its sole discretion, extend the Termination Date to June 20, 2011 by delivering written notice to the Company at any time at least one Business Day prior to May 20, 2011;

provided, further, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been the principal cause of, or primarily resulted in, the failure of the Closing to occur prior to such date and such action or failure to act was not otherwise expressly permitted under this Agreement;

(ii)           any Legal Restraint (other than a temporary restraining order) that has the effect of permanently preventing, enjoining or otherwise prohibiting the consummation of the Merger shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party which is then in breach of Section 5.3 of this Agreement and such breach has been a principal cause of such Legal Restraint being or remaining in effect;

(iii)          any Legal Restraint that has the effect of delaying the consummation of the Merger beyond the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to any party which is then in breach of Section 5.3 of this Agreement and such breach has been a principal cause of such Legal Restraint being or remaining in effect; or

(iv)          if the Required Stockholder Approval shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall not be available to the Company if the Company has breached in any material respect its obligations under Section 5.3;

(c)           prior to the Closing, by Parent, in the event (i) an Adverse Recommendation Change has occurred (whether or not in compliance with Section 4.2 or Section 5.1), (ii) the Company or any of its Representatives shall have intentionally breached Section 4.2, or (iii) for any reason the Company shall have failed to convene and complete the Stockholders Meeting within 45 days of the date that the Proxy Statement is cleared by the SEC unless the Company has entered into an Acquisition Agreement or an Adverse Recommendation Change has occurred;

(d)           prior to the Closing, by Parent, if the Company shall have breached in any material respect any of its representations or warranties (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or failed to perform in any material respect any of its obligations, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in paragraph (a) or (b) of Section 6.2, (ii) is incapable of being cured by the Company by the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)) or, if capable of being cured by the Company by the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)), the Company does not commence to cure such breach or failure within ten Business Days after its receipt of written notice thereof from Parent and use its reasonable best efforts to pursue such cure thereafter;

(e)           prior to the Closing, by the Company, if Parent or Merger Sub shall have breached in any material respect any of its representations or warranties contained in this Agreement (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or Parent or Merger Sub shall have failed to perform in any material respect all obligations, covenants or agreements required to be performed by them under this Agreement at or prior to the Closing, in each case, which breach or failure to perform (i) would give rise to the failure of a condition set forth in paragraph (a) or (b) of Section 6.3 and (ii) is incapable of being cured by Parent or Merger Sub by the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)) or, if capable of being cured by Parent by the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)), Parent and Merger Sub do not commence to cure such breach or failure within ten Business Days after their receipt of written notice thereof from the Company and use their reasonable best efforts to pursue such cure thereafter;

(f)            prior to obtaining the Required Stockholder Approval, by the Company in accordance with the terms and subject to the conditions of Section 4.2(b);

(g)           on or after the later of (i) the 75th day following the date of this Agreement, (ii) the 30th day after the mailing of the definitive Proxy Statement to the Company’s stockholders or (iii) the 3rd Business Day after the Company has delivered to Parent written evidence that the Company has delivered all of the notices to, and obtained all of the consents and approvals of, the Persons set forth in Section 6.2(j) of the Company Disclosure Schedule (provided, that, on and after May 19, 2011 (or June 19, 2011 in the event Parent has extended the Termination Date pursuant to Section 7.1(b)(i)), all such notices, consents and approvals shall be deemed to have been obtained and written evidence delivered for purposes of this clause (iii) (but not for purposes of determining whether all of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 6.1 and Section 6.2 have been satisfied or waived)), by the Company, if (x) all of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 6.1 and Section 6.2 have been satisfied or waived by Parent and Merger Sub in writing (other than those conditions that by their nature are to be satisfied at the Closing, provided the Company is then able to satisfy such conditions), and the Company has certified to Parent in writing that such conditions have been satisfied and the Company is prepared to satisfy those conditions at the Closing and (y) Parent and Merger Sub shall have breached their obligation to cause the Merger to be consummated within 10 Business Days after the date the Closing is required to take place pursuant to Section 1.2.

Section 7.2     Effect of Termination.

In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, except that (a) the last sentence of Section 5.2(a), Section 5.6, this Section 7.2, Article VIII and the Confidentiality Agreement and the Limited Guarantee shall survive such termination and (b) the termination of this Agreement shall not relieve or release any party hereto from any liability arising out of its willful breach of this Agreement or any fraud, but subject to Section 5.6.

Section 7.3     Amendment.

This Agreement may be amended by the parties hereto at any time, whether before or after the Required Stockholder Approval has been obtained; provided, however, that after the Required Stockholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by stockholders of the Company without the further approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 7.4     Extension; Waiver.

At any time prior to the Effective Time, the parties may, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the Required Stockholder Approval has been obtained, there shall be made no waiver that by Law requires further approval by stockholders of the Company without the further approval of such stockholders.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party which specifically sets forth the terms of such extension or waiver.  The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1     Nonsurvival of Representations and Warranties.

None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2     Notices.

All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or sent by facsimile, or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by notice given in accordance with this Section 8.2):

if to Parent or Merger Sub, to:

c/o H.I.G. Middle Market, LLC
1450 Brickell Avenue, 31st Floor
Miami, Florida  33131
Facsimile: (305) 381-4157

Attention: Chris Laitala and Matt Lozow

with a copy to:

McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606
Facsimile: (312) 984-7700

Attention: Brooks B. Gruemmer

if to the Company, to:

NovaMed, Inc.
333 West Wacker Drive, Suite 1010
Chicago, Illinois 60601
Facsimile: (312) 664-4250

Attention:  Scott T. Macomber

with a copy to:

DLA Piper L.L.P.
203 North LaSalle Street
Chicago, Illinois  60601
Facsimile:  (312) 630-5374

Attention:  Steven Napolitano and Jason Harmon

Section 8.3     Definitions.

For purposes of this Agreement:

(a)           “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person;

(b)           “Beneficial Ownership” has the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder;

(c)           “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by applicable Law to close in New York, New York;

(d)           “Confidentiality Agreement” means that certain letter agreement dated July 8, 2010 between the Company and Surgery Partners;

(e)           “Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement, distribution agreement or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, franchise or license, whether oral or written, that is or by its terms purports to be legally binding;

(f)            “Data Room” means the electronic data room, as constituted as of 11:59 p.m. EST on the date that is 3 Business Days prior to the date of this Agreement, hosted by IntraLinks, Inc. and made available to Parent and its advisors, together with all documents, agreements, memoranda, financial and operating data, and other information therein;

(g)           “Facility” means an ambulatory surgical center operated by the Company or any of its Subsidiaries;

(h)           “Healthcare Law” means any Law related to the regulation of the healthcare industry, the practice of medicine, or the payment for items or services provided or furnished by healthcare providers, including but not limited to (i) the applicable Medicare and Medicaid fraud-and-abuse provisions of the federal Social Security Act, including the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b, et seq.), the Stark Law (42 U.S.C. § 1395nn), the False Claims Act (31 U.S.C. § 3729), and the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a)) and all similar state fraud-and-abuse laws; (ii) the applicable provisions of HIPAA regarding the privacy and security of protected health information (as set forth at 45 C.F.R. Part 160 and 164) and any state Laws related to the privacy or security of individually identifiable health information; (iii) the Emergency Medical Treatment and Active Labor Act and similar applicable state Laws;

(i)            “HIPAA” means the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act, Title XIII of Division A and Title IV of Division B of the American Recovery and Reinvestment Act of 2009 (ARRA), Pub. L. 111-5, Feb. 17, 2009, and regulations promulgated pursuant thereto, all as amended from time to time, and any successor statute and regulations;

(j)            “Knowledge,” as it relates to the Company, means with respect to any matter in question, the actual knowledge, after reasonable inquiry, of any of those individuals listed on Section 8.3(j) of the Company Disclosure Schedule;

(k)           “Material Adverse Effect” means any state of facts, condition, change, development or event with respect to the Company (each, an “Event”) that, individually or in the aggregate, (i) results in or is reasonably likely to result in a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevents, materially impedes or materially delays the consummation of the Merger to a date following the Termination Date (including any extension thereof pursuant to Section 7.1(b)(i)); provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect pursuant to clause (i) or (ii) above: (A) any Events generally affecting the industry in which the Company primarily operates or the economy, or financial or capital markets, in the United States or elsewhere in the world; (B) any Events arising from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event; (C) any failure, in and of itself, by the Company to meet any internal or published projections or predictions (whether such projections or predictions were made by the Company or independent third parties) for any period ending on or after the date of this Agreement, provided that the underlying causes of such failure shall not be excluded by this clause (C); (D) any Events resulting from or arising out of any change in GAAP or changes in applicable Law or the interpretation thereof by Governmental Entities, in each case after the date hereof; (E) any Events (including, assuming the Company’s compliance with Section 4.1(a), any loss of employees or any loss of, or any disruption in, supplier, customer, licensor, licensee, partner or similar relationships) attributable to the announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement and (F) any Events resulting from changes in the market price or trading volume of the Company Common Stock, provided that the underlying causes of such failure shall not be excluded by this clause (F)), excluding from this proviso, in the case of clauses (A), (B) and (D), any Event which disproportionately affects, individually or together with other Events, the Company and its Subsidiaries when compared to other Persons operating in the industry in which the Company and its Subsidiaries operate;

(l)            “Medical Waste” includes, but is not limited to, (i) pathological waste, (ii) blood, (iii) sharps, (iv) wastes from surgery, (v) cultures and stocks of infectious agents and associated biological agents, (vi) contaminated equipment, (vii) laboratory waste, and (viii) various other biological waste and discarded materials contaminated with or exposed to blood, excretion, or secretions from human beings.  “Medical Waste” also includes any substance, pollutant, material, or contaminant listed or regulated under the Medical Waste Tracking Act of 1988, 42 U.S.C. §§6992, et seq. (“MWTA”);

(m)          “Medical Waste Law” means the following, including regulations promulgated and orders issued thereunder, all as may be amended from time to time: the MWTA, the U.S. Public Vessel Medical Waste Anti-Dumping Act of 1988, 33 USCA §§2501 et seq., The Occupational Safety and Health Act, 29 USCA §§651 et seq., the United States Department of Health and Human Services, National Institute for Occupational Self-Safety and Health Infectious Waste Disposal Guidelines, Publication No. 88-119, and any other federal, state, regional, county, municipal, or other local laws, regulations, and ordinances insofar as they purport to regulate Medical Waste, or impose requirements relating to Medical Waste;

(n)           “Parent Expenses” shall mean all of the out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers and all fees and expenses related to any financing , including any commitment fees) incurred by the Parent or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Voting Agreement, the filing of any required notices under regulations and any and all other matters related to the Merger and the other transactions contemplated by this Agreement;

(o)           “Person” means any natural person, corporation, limited liability company, partnership, joint venture, trust, business association, Governmental Entity or other entity;

(p)           a “Subsidiary” of any Person shall mean any other Person (i) more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other Person are, now or hereafter, owned or controlled, directly or indirectly, by such first Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists, or (ii) which does not have outstanding shares or securities with such right to vote, as may be the case in a partnership, joint venture or unincorporated association, but more than 50% of whose ownership interest representing the right to make the decisions for such other Person is, now or hereafter, owned or controlled, directly or indirectly, by such first Person, but such other Person shall be deemed to be a Subsidiary only so long as such ownership or control exists; and

(q)           “Voting Debt” means, with respect to a Person, any bonds, debentures, notes or other indebtedness for borrowed money having the right to vote on any matters on which the stockholders or other equity holders of such Person may vote.

Section 8.4     Exhibits, Annexes and Schedules; Interpretation.

The headings contained in this Agreement or in any Exhibit, Annex or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.  Any capitalized terms used in any Schedule, Annex or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement.  When a reference is made in this Agreement to an Article, Section, Subsection, Exhibit or Schedule, such reference shall be to a Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  For all purposes hereof, the terms “include,” “includes” and “including” shall be deemed followed by the words “without limitation.”  The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented.  References to a Person are also to its permitted successors and assigns.  References to matters disclosed in the Filed Company SEC Documents are made without giving effect to any amendment to any such Filed Company SEC Document filed on or after the date hereof.

Section 8.5     Counterparts.

This Agreement may be executed in multiple counterparts (including by facsimile or PDF), all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.6     Entire Agreement; No Third Party Beneficiaries.

This Agreement (a) together with the Exhibits hereto and the Company Disclosure Schedule, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, except for the Confidentiality Agreement, and (b) except for the provisions of Section 5.5, is not intended to confer upon any Person other than the parties hereto (and their respective successors and assigns) any rights (legal, equitable or otherwise) or remedies, whether as third party beneficiaries or otherwise; provided, however, that each of the Lenders, each of their respective Affiliates and Subsidiaries and each of the respective officers, directors, partners, trustees, employees, Affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons of each of the foregoing is an express third party beneficiary of any liability limitations and/or caps (and/or similar provisions) in this Agreement.

Section 8.7     Governing Law.

This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof or that would cause the Laws of any jurisdiction other than the State of Delaware to apply.

Section 8.8     Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that (a) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations hereunder and (b) Parent or Merger Sub may make a collateral assignment of its rights and interests under this Agreement to any parties providing Financing, but no such assignment shall relieve the assignor of any of its obligations hereunder.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 8.9     Consent to Jurisdiction; Service of Process; Venue.

Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery or any state court in the Borough of Manhattan, New York (and if jurisdiction in the Delaware Court of Chancery or such state court shall be unavailable, the Federal court of the United States of America sitting in the State of Delaware or the Borough of Manhattan, New York) for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated by this Agreement (and agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its Subsidiaries except in such courts).  Each of the parties further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth above shall be effective service of process for any action, suit or proceeding in the State of Delaware or New York, as the case may be, with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated by this Agreement in the Delaware Court of Chancery or any state court in the Borough of Manhattan, New York (and if the Delaware Court of Chancery or such state court shall be unavailable, in any other Delaware or New York State court or the Federal court of the United States of America sitting in the State of Delaware or the Borough of Manhattan, New York) or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 8.10   Waiver of Jury Trial.

Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement.  Each party hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.10.

Section 8.11   Enforcement.

The parties agree that irreparable damage would occur to Parent and Merger Sub in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery or any state court in the Borough of Manhattan, New York (and if the Delaware Court of Chancery or such state court shall be unavailable, in the Federal court of the United States of America sitting in the State of Delaware or the Borough of Manhattan, New York), this being in addition to any other remedy to which they are entitled at Law or in equity.  For the avoidance of doubt, the Company shall not be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof.  The Company agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that Parent or Merger Sub has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or equity.  In the event that Parent or Merger Sub seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, such party shall not be required to provide any bond or other security in connection with any such injunction or other Judgment.  The terms of this Section 8.11(a) shall not be deemed to be superseded, amended or modified in any respect by the terms of any other provisions of this Agreement.

Section 8.12   Consents and Approvals.

For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties by a Person duly authorized by such party to do so.

Section 8.13   Severability.

If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 8.14   Lender Provisions.

Notwithstanding anything to the contrary in this Agreement, each party hereto agrees (on its own behalf and on behalf of each of its respective Subsidiaries and Affiliates) that (a) any action, claim, suit, litigation, investigation, inquiry or proceeding arising against any Lender, any of its Affiliates and Subsidiaries or any of the respective officers, directors, partners, trustees, employees, Affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons of each of the foregoing (collectively, a “Lender Party”), or with respect to which any Lender Party otherwise becomes subject to, arising out of, relating to, resulting from or otherwise in connection with the Debt Commitment Letters, the Debt Financing, the use of the proceeds therefrom, the transactions contemplated by this Agreement, any of the other transactions contemplated by the Debt Commitment Letters, shall be subject to the exclusive jurisdiction of a state or Federal court sitting in the Borough of Manhattan, New York, or the State of Delaware and (b) each Lender Party is an express third party beneficiary of any liability limitations and/or caps (and/or similar provisions) in this Agreement and the other agreements contemplated by this Agreement and the foregoing provisions relating to exclusive jurisdiction.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

SURGERY CENTER HOLDINGS, INC.

By:
/s/ Chris Laitala
	Name:	Chris Laitala
	Title:	President

WILDCAT MERGER SUB, INC.

By:
/s/ Chris Laitala
	Name:	Chris Laitala
	Title:	President

NOVAMED, INC.

By:	/s/ Thomas S. Hall
	Name:	Thomas S. Hall
	Title:	President, Chief Executive Officer

Exhibit 99.3

FORM OF VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of January 20, 2011, by and between Surgery Center Holdings, Inc., a Delaware corporation (“Parent”), and [       ] (“Stockholder”), in its capacity as a stockholder of NovaMed, Inc., a Delaware corporation (the “Company”).

RECITALS

A.            Parent, Wildcat Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger of even date herewith (as the same from time to time may be modified, supplemented or restated, the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company, with the Company as the Surviving Corporation of the merger.  Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in the Merger Agreement.

B.            Stockholder is the record holder and sole beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Company Common Stock and Company Restricted Shares set forth on Exhibit A hereto (such shares of Company Common Stock and Company Restricted Shares, together with all other shares of capital stock of the Company acquired by Stockholder after the date hereof and during the term of this Agreement (including as such shares may be adjusted by any stock dividend, stock split, recapitalization, combination or other similar transaction) being collectively referred to herein as the “Subject Shares”).

C.            Stockholder owns the number of Company Stock Options to acquire Company Common Stock set forth on Exhibit A hereto (the “Subject Options”)

D.            The execution and delivery of this Agreement by Stockholder is a material inducement to the willingness of Parent to enter into the Merger Agreement.

E.             Stockholder understands and acknowledges that the Company and Parent are entitled to rely on (i) the truth and accuracy of Stockholder’s representations contained in this Agreement and (ii) Stockholder’s performance of the obligations set forth herein.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.             Representations, Warranties and Covenants of Stockholder.  Stockholder hereby represents, warrants and covenants to Parent as follows:

(a)           Stockholder is the sole beneficial owner of the Subject Shares set forth on Exhibit A attached hereto.  Stockholder has good title to the Subject Shares set forth on Exhibit A free and clear of all Liens except as set forth in this Agreement and pursuant to any applicable restrictions on transfer under the Securities Act.  Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth on Exhibit A attached hereto.  Stockholder has the sole right and authority to vote and dispose of the Subject Shares, and Stockholder is not a party or bound by, and neither Stockholder nor the Subject Shares is subject to any voting trust or other agreement, option, warrant, proxy, arrangement or restriction with respect to the voting or disposition of the Subject Shares, except as contemplated by this Agreement.

(b)           Stockholder has all requisite contractual power, capacity and authority necessary to execute and deliver this Agreement, to consummate the transactions contemplated hereby, and to perform Stockholder’s obligations hereunder.  This Agreement has been duly executed and delivered by Stockholder and constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).  Stockholder has received a copy of the Merger Agreement, has reviewed this Agreement, the Merger Agreement and the other agreements and documents contemplated hereby and thereby with representatives of the Company and with Stockholder’s business and legal advisors.  Stockholder acknowledges that this Agreement provides for the Subject Shares to be voted in favor of the Merger and the other Transactions (as defined below).  Stockholder understands and acknowledges that its execution and delivery of this Agreement is a material inducement to Parent’s willingness to enter into, and to cause Merger Sub to enter into, the Merger Agreement.

(c)           The execution and delivery by Stockholder of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any material violation of, or material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or material assets of Stockholder under (i)  any provision of any material Contract to which Stockholder is a party or by which any material properties or material assets of Stockholder are bound; or (ii) subject to the filings and other matters referred to in the next sentence, any provision of any Judgment or Law applicable to Stockholder or the properties or assets of Stockholder.  No consent, approval, permit, waiver, order or authorization of, action or non-action by or in respect of, exemption or review by, or registration, declaration or filing with, any Governmental Entity or other Person is required to be obtained or made by or with respect to Stockholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.  If Stockholder is married and the Subject Shares of Stockholder constitute community property, then this Agreement constitutes a valid and binding agreement of Stockholder’s spouse, enforceable against such spouse in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other applicable Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement

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is sought at law or in equity).  No trust of which Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.

2.             Restrictions on Subject Shares.  Until the Expiration Date (as defined below), subject to the terms and conditions contained herein and in the Merger Agreement:

(a)           Stockholder shall not, directly or indirectly, (i) sell, sell short, transfer (with or without consideration), exchange, pledge or otherwise encumber, assign or otherwise dispose of, or enter into any Contract with respect to the sale, transfer (with or without consideration), pledge, exchange, assignment or other disposition of, any Subject Shares (and any capital stock Stockholder otherwise controls or has voting rights with respect thereto), Subject Options or any interest therein to any Person, other than (A) Parent or its designee [and (B) the Company in the case of Company Restricted Shares acquired by the Company in settlement of Tax withholding obligations upon the vesting of such Company Restricted Shares], (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Subject Shares (and any capital stock Stockholder otherwise controls or has voting rights with respect thereto) or Subject Options, or (iii) take any other action that would in any way restrict, limit, hinder or interfere with the performance by the Company of its obligations under the Merger Agreement or the transactions contemplated by the Merger Agreement (the “Transactions”), or in any way restrict, limit, hinder or interfere with the Transactions; provided, however, that the actions described in clauses (i) and (ii) above shall be permitted hereunder in the event such action is (1) imposed by applicable Law or required pursuant to this Agreement, or (2) the result of any donative transfer to any immediate family member of the Stockholder, any charity to which the Stockholder wishes to contribute and/or any entity controlled by such family member or charity, or a trust, including, but not limited to, a charitable remainder trust, for the exclusive benefit of the Stockholder, any immediate family member of the Stockholder, any charity to which the Stockholder wishes to contribute and/or any entity controlled by such trusts; provided, further that prior to such transfer, the transferee shall agree in a valid, binding and enforceable instrument to be bound by the terms hereof (a copy of which instrument shall promptly be provided to Parent) and such transfer shall not relieve the Stockholder of any of its obligations hereunder.  From and after the date of this Agreement through the term of this Agreement, Stockholder agrees not to request the Company to register or otherwise recognize the transfer (book-entry or otherwise) of any Subject Shares or Subject Options or any certificate or uncertificated interest representing any of Stockholder’s Subject Shares or Subject Options.

(b)           Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and Subject Options and shall be binding upon any Person to which legal or beneficial ownership of such Subject Shares or Subject Options shall pass, whether by operation of Law or otherwise, including Stockholder’s successors.  In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock, or the acquisition of additional Company Common Stock or other voting securities of the Company by Stockholder (whether by purchase, conversion or otherwise), the

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number of Subject Shares listed on Exhibit A shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional or decreased Company Common Stock or other voting securities of the Company issued to or acquired or disposed of by Stockholder.  Notwithstanding anything in this Agreement to the contrary, nothing herein shall require the Stockholder to exercise any Company Stock Option to purchase shares of Company Common Stock.

(c)           Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty contained herein untrue or incorrect or have the effect of impairing the ability of Stockholder to perform its obligations under this Agreement.

As used herein, the term “Expiration Date” means the earlier of (i) the Effective Time and (ii) the date and time of the termination of the Merger Agreement in accordance with its terms; provided, that Section 5 and Section 8(j) shall survive any termination of this Agreement pursuant to clause (ii) of this paragraph.

3.             Agreement to Vote Subject Shares.  Prior to the Expiration Date, Stockholder, in its capacity as a stockholder of the Company, agrees as follows:

(a)           At any meeting (whether annual or special and whether or not adjourned or postponed) of the stockholders of the Company, however called, Stockholder shall appear at the meeting or otherwise cause the Subject Shares (and any capital stock Stockholder otherwise controls or has voting rights with respect thereto) to be counted as present at such meeting for purposes of establishing a quorum and vote (or cause to be voted) such shares (i) in favor of the Merger Agreement and all of the Transactions, (ii) against any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal (other than the Merger Agreement and the Transactions) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of the Company or Stockholder under this Agreement, the Merger Agreement, or any other agreement contemplated hereby or thereby or which would reasonably be expected to result in any of the conditions of the Company’s or Stockholder’s under any such agreement not being fulfilled, and (iii) against any amendment of the Company Certificate or Company Bylaws, or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, delay, prevent or nullify the Merger Agreement or the Transactions or change in any manner the voting rights of any class of the Company’s capital stock.

(b)           Stockholder further agrees that, until the termination of this Agreement, Stockholder will not, and will not permit any entity under Stockholder’s control to, (i) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Rule 14A under the Exchange Act) with respect to a Takeover Proposal, (ii) initiate a stockholders’ vote with respect to a Takeover Proposal or (iii) become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to a Takeover Proposal.

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(c)           Stockholder shall use its commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions.  Stockholder shall not issue any press release or make any other public statement with respect to the Merger, the Merger Agreement or any other Transaction without the prior consent of Parent, except for public statements made in press releases issued by the Company to the extent permitted by the Merger Agreement or as may be required by applicable Law (including, without limitation, making filings required by Sections 13(d) and 16 of the Exchange Act).

(d)           Stockholder agrees to promptly notify Parent of the number of any Subject Shares acquired by Stockholder after the date hereof.

(e)           Stockholder shall not enter into any Contract with any Person the effect of which would be inconsistent with or violative of any of the provisions and agreements contained in Section 3(a), Section 3(b), Section 3(c), or Section 3(d).

4.             Irrevocable Proxy.  In order to secure Stockholder’s obligations under this Agreement, Stockholder hereby appoints Parent (the “Proxy”) as its true and lawful proxy and attorney-in-fact, with full power of substitution, to (a) vote the Subject Shares for the matters expressly provided for in this Agreement and (b) execute and deliver all written consents, conveyances and other instruments or documents appropriate or necessary to effect the matters expressly provided for in this Agreement.  The Proxy may exercise the irrevocable proxy granted to it hereunder at any time Stockholder fails to comply with the provisions of this Agreement.  The proxies and powers granted by Stockholder pursuant to this Agreement are coupled with an interest and are given to secure the performance of Stockholder’s obligations.  Such proxies and powers shall be irrevocable and shall survive death, incompetency, disability or bankruptcy of Stockholder.  Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL.  Upon the execution of this Agreement, Stockholder hereby revokes any and all prior proxies or powers of attorney given by Stockholder with respect to voting of the Subject Shares on the matters referred to in Section 3 and Stockholder agrees to not grant any subsequent proxies or enter into any agreement or understanding with any Person to vote or give voting instructions with respect to the Subject Shares in any manner inconsistent with the terms of this irrevocable proxy until after the Expiration Date.  Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement and Stockholder’s granting of the proxy contained in this Section 4.  Stockholder hereby affirms that the proxy granted in this Section 4 is given in connection with the execution of the Merger Agreement, and that such proxy is given to secure the performance of the duties of Stockholder under this Agreement.

5.             Consent and Waiver; Termination of Existing Agreements.  Stockholder hereby gives any consents or waivers that are required for the consummation of the Merger under the terms of any agreement or instrument to which Stockholder is a party or subject or in respect of any rights Stockholder may have in connection with the Merger or the other Transactions (whether such rights exist under any of the Company Certificate, Company Bylaws, or any

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Material Contract, under Law or otherwise).  Without limiting the generality or effect of the foregoing, Stockholder hereby waives any and all rights to contest or object to the execution and delivery of the Merger Agreement, the Company’s board of directors’ actions in approving and recommending the Merger, the Merger Agreement and the Certificate of Merger, and the consummation of the Merger and the other Transactions, or to seek damages or other legal or equitable relief in connection therewith.  From and after the Effective Time, Stockholder’s right to receive the consideration set forth in Article II of the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement shall constitute Stockholder’s sole and exclusive right against the Company and Parent in respect of Stockholder’s ownership of the Subject Shares and Subject Options or status as a stockholder of the Company or any agreement or instrument with the Company pertaining to the Subject Shares or Subject Options or Stockholder’s status as a stockholder of the Company, in any case other than as set forth in the Merger Agreement.  [For the avoidance of doubt, nothing in the immediately preceding sentence of this Section 5 shall limit or otherwise diminish any rights of the Stockholder, solely in his capacity as an employee of the Company (and not in any capacity as a holder of Subject Shares, Subject Options or any other equity securities of the Company or any of its Subsidiaries), to (a) any accrued but unpaid compensation due to the Stockholder or (b) any outstanding benefits due to the Stockholder under the employee benefit plans of the Company (excluding any Company Stock Plans) as of the Effective Time.]

6.             Appraisal Rights.  Stockholder agrees not to exercise, and to the extent permitted by Law, hereby waives any rights of appraisal or any dissenters’ rights that Stockholder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Merger.

7.             Stockholder Capacity.  Notwithstanding anything to the contrary herein, Stockholder is only executing this Agreement in Stockholder’s capacity as the record and beneficial owner of the Subject Shares and not as a director or officer of the Company.  If Stockholder is a director of the Company, nothing in this Agreement shall prevent Stockholder from taking any action solely in Stockholder’s capacity as a director or officer of the Company (including, without limitation, in the exercise of Stockholder’s fiduciary duties with respect to an Takeover Proposal in compliance with the provisions of the Merger Agreement).

8.             Miscellaneous.

(a)           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i) if to Parent, to:

c/o H.I.G. Capital, L.L.C.
1450 Brickell Avenue

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31st Floor
Miami, FL 33131
Attention:  Chris Laitala and Matt Lozow
Facsimile No.:  (305) 381-4157

with a copy (which shall not constitute notice) to:

McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois  60606-5096
Attention:  Brooks B. Gruemmer
Facsimile No.:  (312) 984-7700

(ii) if to Stockholder, to the address set forth on the signature page hereof.

(b)           Specific Performance:  Injunctive Relief.  Stockholder acknowledges and agrees that (i) the covenants, obligations and agreements of Stockholder contained in this Agreement relate to special, unique and extraordinary matters, (ii) Parent is and will be relying on such covenants in connection with entering into the Merger Agreement and the performance of its obligations under the Merger Agreement and (iii) a violation of any of the terms of such covenants, obligations or agreements will cause Parent irreparable injury for which adequate remedies are not available at Law.  Therefore, Stockholder acknowledges and agrees that, in addition to any other remedies that may be available to Parent upon any such violation of this Agreement, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at Law or in equity, and Stockholder hereby waives any and all defenses which could exist in Stockholder’s favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

(c)           Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties hereto; it being understood that all parties need not sign the same counterpart.

(d)           Entire Agreement; Nonassignability; Parties in Interest.  This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, representations, warranties and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder.  Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by either party hereto without the prior written consent of the other party

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hereto, and any such assignment or delegation that is not consented to shall be null and void; provided that notwithstanding the foregoing, Parent may assign or transfer its rights, interests and obligations under this Agreement to any Person to which Parent assigns or transfers its rights, interests and obligation under the Merger Agreement in accordance with the Merger Agreement.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns (including, without limitation, any Person to whom any Subject Shares or Subject Options are sold, transferred or assigned).

(e)           Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto.  The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(f)            Remedies Cumulative.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(g)           Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without reference to such state’s principles of conflicts of Law.

(h)           Rules of Construction.  The parties hereto agree that the language used in this Agreement will be deemed to be the language chosen by them to express their mutual intent and, therefore, waive the application of any Law providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(i)            Additional Documents, Etc.  Stockholder shall execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement.  Without limiting the generality or effect of the foregoing or any other obligation of Stockholder hereunder, Stockholder hereby authorizes Parent to deliver a copy of this Agreement to the Company and hereby agrees that each of the Company and Parent may rely upon such delivery as conclusively evidencing the consents, waivers and terminations of Stockholder referred to in Section 5, in each case for purposes of all agreements and instruments to which such elections, consents, waivers and/or terminations are applicable or relevant.

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(j)            Termination.  This Agreement shall terminate and shall have no further force or effect from and after the Expiration Date, provided, that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.

(k)           Jurisdiction and Venue.  Each of the parties hereto (i) submits to the jurisdiction of the state courts of the State of Delaware for all purposes in any action or proceeding arising out of or relating to this Agreement, (ii) agrees that all claims in respect of such action or proceeding may be heard or determined in any such court, and (iii) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court.  Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.  Each party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law.

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IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

SURGERY CENTER HOLDINGS, INC.

By:
Name:
Its:

Signature Page to Voting Agreement

[NAME]

(Print Address)

(Print Address)

(Print Facsimile Number)

Signature Page to Voting Agreement

EXHIBIT A

Subject Shares and Subject Options

Name and Address of Stockholder	Number of Shares of Company Common Stock Owned of Record	Number of Company Restricted Shares Owned of Record	Number of Shares Underlying Stock Options Owned

Exhibit 99.4
EXECUTION VERSION

EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT (this “Agreement”) is made and entered into as of January 20, 2011 by and among Surgery Center Holdings, LLC, a Delaware limited liability company (“Holdings”), and [_______________] (the “Rollover Holder”).  Certain terms used in this Agreement are defined in Section 5 of this Agreement.  Subject to Section 8 hereof, this Agreement shall become effective (the “Effective Date”) upon the Closing Date (as such term is defined in the Merger Agreement (as defined below)).

WHEREAS, Surgery Center Holdings, Inc., a subsidiary of Holdings (“Parent”), has entered into that certain Agreement and Plan of Merger (as amended, modified or supplemented from time to time, the “Merger Agreement”), dated as of the date hereof, by and among Parent, Wildcat Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and NovaMed, Inc., a Delaware corporation (the “Company”).

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Rollover Holder desires to exchange the number of shares of Company Common Stock (as such term is defined in the Merger Agreement) set forth on Exhibit A attached hereto (the “Exchange Shares”) [and desires to contribute $___________ in cash]1 for the number of Class A-1 units of Holdings set forth opposite the Rollover Holder’s name on Exhibit A attached hereto (the “Rollover Units”).

WHEREAS, the Rollover Holder believes that it is in his best interests to enter into this Agreement and consummate the transactions contemplated hereby and by the Merger Agreement.

WHEREAS, for federal income tax purposes, it is intended that the non-cash contributions made to Holdings in contemplation of the Merger and the Exchange shall, together, qualify as contributions of property for stock within the meaning of Section 721 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. Acquisition of Rollover Units.

(a) Immediately prior to the Effective Time (as such term is defined in the Merger Agreement), and conditioned upon the Closing and Rollover Holder’s continued employment by Merger Sub at Closing, the Rollover Holder shall (i) transfer and deliver to Holdings the Exchange Shares (and shall deliver the certificate(s) representing such Exchange Shares accompanied by duly executed stock powers), free and clear of all Liens (as defined in the Merger Agreement), [(ii) pay and deliver to Parent $__________ in immediately available funds and (iii)] execute and deliver a counterpart signature page to the Amended and Restated Limited Liability Company Agreement of Holdings (the “Operating Agreement”), and promptly thereafter Holdings shall issue to the Rollover Holder the Rollover Units (the “Exchange”).  For

1 Note to Draft:  Bracketed text to be included for any Rollover Holder who does not have a sufficient number of outstanding shares of vested common stock prior to the Closing to complete the Exchange.

the avoidance of doubt, all stockholder rights, including voting rights and dividend rights, will remain with the Rollover Holder until the Closing, and, further, any dividends declared on the Exchange Shares prior to the Closing will be paid to the Rollover Holder.

(b) In connection with the acquisition of the Rollover Units hereunder, and the execution, delivery and performance of this Agreement and the other agreements to which the Rollover Holder is a party (collectively, the “Documents”), the Rollover Holder represents and warrants to Holdings that:

(i) The Rollover Holder is acquiring the Rollover Units for investment for his own account, not as a nominee or agent, and not with the view to, or for resale or in connection with, any distribution thereof.  The Rollover Holder understands that the Rollover Units have not been, and will not be, registered under the Securities Act or under any state securities laws in reliance on a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Rollover Holder’s representations as expressed herein.  The Rollover Holder is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the Securities and Exchange Commission.

(ii) The Rollover Holder has had an opportunity to ask questions and receive answers concerning the terms and conditions of the Exchange, the offering of Rollover Units and the Operating Agreement and has had full access to such other information concerning Holdings and its subsidiaries as he has requested.

(iii) The Rollover Holder has had the opportunity to consult his own tax advisors with respect to the tax consequences to himself of the purchase, receipt or ownership of the Rollover Units, including the tax consequences under federal, state, local, and other income tax laws of the United States or any other country and the possible effects of changes in such tax laws.  The Rollover Holder acknowledges that none of Holdings, its subsidiaries, affiliates, successors, beneficiaries, heirs and assigns and its and their past and present managers, directors, officers, employees, and agents (including, without limitation, their attorneys) makes or has made any representations or warranties to the Rollover Holder regarding the tax consequences to the Rollover Holder of the purchase, receipt or ownership of the Rollover Units, including the tax consequences under federal, state, local and other tax laws of the United States or any other country and the possible effects of changes in such tax laws.

(iv) The Rollover Holder is the legal, record and beneficial owner of the Exchange Shares, free and clear of any Liens, and all Exchange Shares are duly authorized, fully paid, validly issued and nonassessable.

(v) This Agreement constitutes the legal, valid and binding obligation of the Rollover Holder, enforceable in accordance with its terms (except as enforceability may be limited by principles of public policy, applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights and remedies generally or general principles of equity (regardless of whether considered and applied in a proceeding at law or in equity)), and the execution, delivery and performance of this Agreement by the Rollover Holder does not (and the execution, delivery and performance of the other Transaction Documents will not) and will not conflict with, violate or cause a breach of any agreement, contract or instrument to which the Rollover Holder is a party or any judgment, order or decree to which the Rollover Holder is subject.

(vi) The Rollover Holder is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Rollover Units.

(vii) The Rollover Holder acknowledges that none of Holdings or any of its managers, officers, directors, representatives, advisors or affiliates has given the Rollover Holder any legal, tax or investment advice, credit information, or opinion on whether the exchange of the Exchange Shares [and the contribution of the cash amount set forth in Section 1(a)] for the Rollover Units is prudent.  The Rollover Holder has not relied on Holdings to furnish or make available any documents or other information regarding the credit, affairs, financial condition or business of Holdings, or any other matter concerning Holdings.  Except as set forth herein, the Rollover Holder acknowledges none of Holdings or any of its managers, officers, directors, representatives or affiliates has made any representation or warranty to the Rollover Holder.

(viii) The Rollover Holder acknowledges and agrees that there may be additional issuances of equity securities of Holdings after the date hereof and the Rollover Units of the Rollover Holder may be diluted pro rata in connection with any such issuance.

(ix) The Rollover Holder is a resident of the State of [_________].

(c) Upon execution of this Agreement by the Rollover Holder, the Rollover Holder’s spouse shall execute the Consent in the form of Exhibit B attached hereto.

2. Restrictions on Transfer of Rollover Units.  Except as contemplated by Section 1(a) of this Agreement, the Rollover Holder will not directly or indirectly Transfer any interest in any of the Exchange Shares prior to the Closing.  The Rollover Holder agrees that, at the Closing, he will execute, and become a party to, the Operating Agreement.  The Rollover Holder acknowledges that, after the Closing, the Rollover Units shall not be Transferred, except pursuant to the provisions of the Operating Agreement.

3. Representations and Warranties of Holdings. As a material inducement to the Rollover Holder to enter into this Agreement and acquire the Rollover Units, Holdings hereby represents and warrants to the Rollover Holder that:

(a) Organization and Corporate Power.  Holdings is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in every jurisdiction in which the failure to so qualify might reasonably be expected to have a material adverse effect on the financial condition, operating results, assets, operations or business prospects of Holdings and its subsidiaries taken as a whole. Holdings has all requisite limited liability company power and authority and all material licenses, permits and authorizations necessary to own and operate its properties, to carry on its businesses as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement.

(b) Title to Rollover Units.  Upon the contribution by the Rollover Holder of his Exchange Shares [and the cash amount set forth in Section 1(a)], the Rollover Units will be duly authorized, validly issued and outstanding, fully paid and nonassessable, and free of preemptive rights, rights of first refusal or similar rights (except such rights as are set forth in the Operating Agreement).

(c) Capitalization.  Immediately following the Effective Time, the percentage of issued and outstanding equity interests of Holdings shall be as set forth on Exhibit C and no other equity interests of Holdings will be issued and outstanding.  Except as set forth on Exhibit C, there will be no options, warrants, subscription rights, or similar rights or other contracts or commitments to purchase additional equity interests of Holdings outstanding as of the date hereof or immediately following the Effective Time.  The rights, preferences, privileges and restrictions of each class or series of equity interest of Holdings will be as stated in the Operating Agreement.  All equity interests of Holdings issued prior to or in connection with the Exchange shall have been duly authorized, and when issued will be validly issued, fully paid and nonassessable.

(d) Initial Capital Contribution.  The Initial Capital Contribution (as such term is defined in the Operating Agreement) for each Class A Unit issued hereunder shall be $1.00 per unit.  As of the date of this Agreement, assuming that there has been no net realized or unrealized appreciation in the asset value of the Company since the Company was formed, the Net Write-Up Amount (as such term is defined in the Operating Agreement) of each outstanding Unit (as such term is defined in the Operating Agreement) would be zero ($0.00) and the Hurdle Amount (as such term is defined in the Operating Agreement) of each outstanding Class B Unit (as such term is defined in the Operating Agreement) would be zero ($0.00); provided, however, that if the Company determines that there has been net realized or unrealized appreciation in the asset value of the Company since the Company was formed, then the Company's determination of the Net Write-Up Amount of each outstanding Unit as of the date of this Agreement and the Hurdle Amount of each outstanding Class B Unit as of the date of this Agreement will account for and reflect such appreciation.

(e) Authorization; No Breach. The execution, delivery and performance of this Agreement has been duly authorized by Holdings.  This Agreement constitutes a valid and binding obligation of Holdings, enforceable in accordance with its terms.  The execution and delivery by Holdings of this Agreement and the fulfillment of and compliance with the respective terms hereof and thereof by Holdings do not and will not conflict with, violate or cause a breach of, or any law, statute, rule or regulation to which Holdings is subject, or any material agreement, instrument, order, judgment or decree to which Holdings is a party or by which it is bound.

4. Acknowledgements.  In connection with the execution of this Agreement, the contribution by the Rollover Holder to Holdings of his Exchange Shares [and the cash amount set forth in Section 1(a)], the receipt by such Rollover Holder of Rollover Units in accordance with the terms and subject to the conditions of this Agreement, and the other transactions related to the Exchange contemplated hereby, each Rollover Holder acknowledges, covenants and agrees as follows:

(a) The Rollover Holder (i) has received a copy of the Operating Agreement, the Management Services Agreement (as defined in Section 4(d) below), the audited consolidated balance sheets, statements of income, members’ equity and cash flows of Holdings as of and for the fiscal year ended December 31, 2009, and the unaudited consolidated balance sheets, statements of income, members’ equity and cash flows of Holdings as of and for the eleven (11) month period ended November 30, 2010 and (ii) has the information that he deems necessary to determine whether to enter into this Agreement and the Operating Agreement and that such Rollover Holder’s obligation to contribute the Exchange Shares [and the cash amount] to be contributed by him pursuant to Section 1(a) shall be enforceable against such Rollover Holder.

(b) All rights and obligations of such Rollover Holder with respect to his Rollover Units received pursuant to this Agreement, including in respect of voting and transfer rights, shall be as provided by law or in the Operating Agreement.

(c) THE ROLLOVER UNITS TO BE ISSUED TO THE ROLLOVER HOLDER HAVE NOT BEEN REGISTERED UNDER FEDERAL OR STATE SECURITIES LAWS AND THE ROLLOVER HOLDER’S INVESTMENT IN THE ROLLOVER UNITS IS SPECULATIVE AND RISKY.  THERE IS NO PUBLIC OR OTHER MARKET FOR THE ROLLOVER UNITS NOR IS ANY LIKELY TO DEVELOP.  HOLDINGS, INCLUDING ITS SUBSIDIARIES, WILL BORROW A SUBSTANTIAL PORTION OF THE FUNDS TO ACQUIRE THE COMPANY.  THE ROLLOVER HOLDER ACKNOWLEDGES THAT HE MAY AND CAN AFFORD TO LOSE HIS ENTIRE INVESTMENT IN THE ROLLOVER UNITS AND THAT HE UNDERSTANDS HE MAY HAVE TO HOLD SUCH INVESTMENT INDEFINITELY.

(d) H.I.G. Middle Market, LLC (or an Affiliate thereof) (“H.I.G.”) and Parent are parties to a management and investment advisory services agreement (the “Management Services Agreement”), pursuant to which H.I.G. is entitled to receive from Parent certain fees and reimbursement of certain costs and expenses.

(e) H.I.G. or an Affiliate thereof has the power to designate a majority of Holdings’ board of managers and Parent’s board of directors and, after the Closing, will have the power to designate a majority of the Company’s directors, and will therefore be able to control the direction and future operations of Holdings, Parent and the Company.

(f) As an inducement to Holdings to issue the Rollover Units to the Rollover Holder, and as a condition thereto, the Rollover Holder acknowledges and agrees that neither the issuance of the Rollover Units to the Rollover Holder nor any provision contained herein shall entitle the Rollover Holder to remain in the employment of Holdings or any of its subsidiaries or affect the right of Holdings or any such subsidiary to terminate such Rollover Holder’s employment at any time for any reason.  The terms of the Rollover Holder’s employment with the Company will be governed by the terms of any Employment Agreement between the Rollover Holder and the Company which will not be affected by this Agreement.

(g) If certificated, the certificates representing the Rollover Units will bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, PLEDGED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS SET FORTH IN A LIMITED LIABILITY COMPANY AGREEMENT BETWEEN THE ISSUER AND THE MEMBERS OF THE ISSUER.  A COPY OF SUCH AGREEMENTS MAY BE OBTAINED BY THE HOLDER HEREOF AT THE ISSUER’S PRINCIPAL PLACE OF BUSINESS WITHOUT CHARGE.”

5. Definitions.

Capitalized terms used but not defined herein shall have the meaning given to them in the Merger Agreement.  In addition, the following terms shall have the meanings set forth below.

“Transaction Documents” means this Agreement, the Operating Agreement, and each of the other agreements contemplated hereby and thereby.

“Transfer” shall mean any direct or indirect transfer, donation, sale, assignment, pledge, encumbrance, hypothecation, gift, creation of a security interest in or lien on, or other disposition, irrespective of whether any of the foregoing are effected with or without consideration, voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise, inter vivos or upon death.

6. Notices.  Any notice provided for in this Agreement must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested), sent by reputable overnight courier service (charges prepaid) or sent by facsimile (with hard copy to follow by regular mail) to the recipient at the address below indicated:

If to Holdings:

c/o H.I.G. Middle Market, LLC
1450 Brickell Avenue, 31st Floor
Miami, Florida  33131
Attention:  Chris Laitala and Matt Lozow
Fax:  (305) 381-4157

with a copy to:
(which shall not constitute notice to Holdings)

McDermott Will & Emery LLP
227 West Monroe Street

Chicago, IL 60606 Attention: Brooks B. Gruemmer Fax: (312) 984-7700 If to the Rollover Holder: c/o NovaMed, Inc. 333 West Wacker Drive, Suite 1010 Chicago, Illinois 60601 Fax: (312) 664-4250

with a copy to:
(which shall not constitute notice to Rollover Holder)

Winston & Strawn, LLP
35 W. Wacker Drive
Chicago, Illinois 60601
Attention: Mark S. Weisberg
Telephone:                      (312) 558-8070
Facsimile:                        (312) 558-5700
Email:                                mweisberg@winston.com

or such other address or to the attention of such other Person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given when so delivered or sent or, if mailed, five days after deposit in the U.S. mail.

7. General Provisions.

(a) Tax Treatment.  Each of the parties hereto intend that the transactions contemplated by Section 1(a)(i) qualify as part of an exchange of property for limited liability company interests under Section 721 of the Internal Revenue Code of 1986, as amended, and, unless required by a determination of a taxing authority that is final, shall not take a position on any tax return or during any audit or other proceeding that is inconsistent with such treatment.

(b) Agreements Unchanged.  Nothing in this Agreement shall amend, modify, alter or change Parent’s rights or obligations under the Merger Agreement.

(c) Transfers in Violation of Agreement.  Any Transfer or attempted Transfer of any Exchange Shares or any Rollover Units in violation of any provision of this Agreement shall be void.

(d) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(e) Complete Agreement. This Agreement, those documents expressly referred to herein and other documents executed in connection with the Merger Agreement, embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(f) Counterparts. This Agreement may be executed in separate counterparts (including by means of facsimile), each of which is deemed to be an original and all of which taken together constitute one and the same agreement.  Any counterpart may be executed by facsimile signature and such facsimile signature shall be deemed an original.

(g) Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Rollover Holder, Holdings, and their respective successors and assigns (including subsequent holders of Rollover Units); provided that the rights and obligations of the Rollover Holder under this Agreement shall not be assignable, except as permitted in the Operating Agreement.

(h) Choice of Law.  All questions concerning the construction, validity and interpretation of this Agreement and the exhibits hereto will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(i) Remedies. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including attorney’s fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

(j) Amendment and Waiver.  This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.  Any agreement on the part of a Party to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty.  A waiver by any Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

(k) No Inducement. The Rollover Holder hereby represents and warrants that he has not been induced to agree to execute this Agreement by any statement, act or representation of any kind or character by anyone, except as contained herein. The Rollover Holder further represents that he has fully reviewed this Agreement and has full knowledge of its terms, and executes this Agreement of his own choice and free will, after having received the advice of his attorney(s).

(l) Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or holiday in the state in which Holdings’ chief executive office is located, the time period shall be automatically extended to the business day immediately following such Saturday, Sunday or holiday.

(m) Adjustments of Numbers. All numbers set forth herein that refer to share prices or amounts will be appropriately adjusted to reflect stock splits, stock dividends, combinations of shares and other recapitalizations affecting the subject class of stock.

8. Effectiveness. This Agreement shall be a binding obligation of the parties as of the date it is executed; provided that in the event that the Merger Agreement is terminated prior to the Effective Time, this Agreement shall be deemed void and of no further force and effect without any further action required by the parties hereto.

— Signature page follows —

IN WITNESS WHEREOF, the parties have executed this Exchange Agreement as of the date first written above.

HOLDINGS:

SURGERY CENTERS HOLDINGS, LLC

By:                           ____________________________
Name:                 ____________________________
Title:                 ____________________________

ROLLOVER HOLDER:

By:_______________________________
Name:_____________________________

Signature Page to Exchange Agreement

EXHIBIT A

Rollover Holder	Exchange Shares	Class A-1 Units of Holdings (the “Rollover Units”)	Initial Capital Contribution per Class A Unit
______________	_________ shares	_________ Class A-1 units

EXHIBIT B

SPOUSAL CONSENT

The undersigned spouse of such Rollover Holder hereby acknowledges that I have read the foregoing Exchange Agreement and the Operating Agreement referred to therein, each executed by the Rollover Holder and dated as of the date hereof, and that I understand their contents.  I am aware that the foregoing Exchange Agreement and Operating Agreement impose certain restrictions on the Rollover Units (including, without limitation, the transfer restriction thereof).  I agree that my spouse’s interest in these securities is subject to these restrictions and any interest that I may have in such securities shall be irrevocably bound by these agreements and further, that my community property interest, if any, shall be similarly bound by these agreements.

  Date:                                           , 2011

Spouse’s Name:

  Date:                                           , 2011

Witness’ Name:

EXHIBIT C

OUTSTANDING PERCENTAGE INTERESTS OF HOLDINGS (INCLUDING WARRANTS) AT EFFECTIVE TIME

Holder	Class A-1 Units	Class A-2 Units	Class B
H.I.G., Lenders and their respective affiliates	86.02%	0%	0%
Officers of Holdings and its subsidiaries prior to Effective Time	0%	4.29%	6.71%
Officers of the Company who are executing Exchange Agreements	1.26%	0%	1.72%
TOTAL	87.28%	4.29%	8.43%

OPTIONS AND WARRANTS

The Company has granted warrants to purchase up to 640,420 Class A-1 Units to certain of its lenders and their affiliates, which Units are reflected in the fully diluted percentages listed above.

Exhibit 99.5
EXECUTION VERSION

EQUITY COMMITMENT LETTER

H.I.G. Bayside Debt & LBO Fund II, L.P.
1001 Brickell Bay Drive, 32nd Floor
Miami, Florida  33131

January 20, 2011

Surgery Center Holdings, Inc.
c/o H.I.G. Capital LLC
1450 Brickell Bay Drive, 31st Floor
Miami, Florida  33131

Ladies and Gentlemen:

This letter agreement sets forth the commitment of H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership ("Sponsor"), subject to the terms and conditions contained herein, to purchase or to cause the purchase of certain equity interests of Surgery Center Holdings, Inc., a Delaware corporation ("Parent").  It is contemplated that, pursuant to an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the "Merger Agreement") to be entered into among NovaMed, Inc., a Delaware corporation (the "Company"), Parent and Wildcat Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

1. Commitment.  Sponsor hereby commits, subject to the terms and conditions set forth herein, that, simultaneous with the Closing, it shall purchase, or shall cause the purchase of, equity interests of Parent for an aggregate amount equal to $20 million (the "Commitment"), solely for the purpose of funding a portion of the aggregate Merger Consideration pursuant to and in accordance with the Merger Agreement, together with related expenses.  Sponsor may effect the purchase of the equity interests of Parent directly or indirectly through one or more affiliated entities.  The amount of the Commitment to be funded under this letter agreement may be reduced in an amount specified by Parent but only to the extent that thereafter Parent shall consummate the transactions contemplated by the Merger Agreement with Sponsor by contributing less than the full amount of its Commitment.  Sponsor may allocate a portion of its Commitment to co-investors, including its affiliates and partners, provided that such allocation shall not relieve Sponsor of its obligations hereunder.  Sponsor may syndicate its rights and obligations hereunder to other affiliates or equity co-investors, provided that Sponsor shall remain liable, as primary obligor and not surety, for its obligations hereunder.

2. Conditions.  Sponsor’s obligation to satisfy the Commitment shall be subject to (a) the execution and delivery of the Merger Agreement by the Company and there being no amendment to the Merger Agreement that has not been approved in writing in accordance with the terms of the Merger Agreement and Merger Sub, (b) the satisfaction or waiver by Parent (with the prior written approval of Sponsor) at the Closing of each of the conditions to Parent's and Merger Sub's obligations to consummate the transactions contemplated by the Merger Agreement, (c) the substantially concurrent funding of the financing transactions contemplated under the Debt Commitment Letters (as may be amended or replaced in accordance with Section 5.2(b) of the Merger Agreement) and (d) the contemporaneous consummation of the Closing.

3. Limited Guarantee.  Concurrently with the execution and delivery of this letter agreement, Sponsor is executing and delivering to the Company a limited guarantee, dated as of the date hereof, related to Parent's and Merger Sub's payment obligations of the Parent Termination Fee and Parent's obligation to pay Company Damages and the Parent Default Fee, in each case pursuant to the terms and conditions of, and subject to the limitations of, Section 5.6 of the Merger Agreement (the "Limited Guarantee").  The Company's remedies against Sponsor under the Limited Guarantee shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company and its stockholders and affiliates against (a) Sponsor, Parent or Merger Sub and (b) any former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of Sponsor, Parent or Merger Sub or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing (other than Parent and Merger Sub to the extent provided in the Merger Agreement) (those Persons described in clause (b) including Parent and Merger Sub, each being referred to as a "Non-Recourse Party") in respect of any liabilities or obligations arising under, or in connection with, this letter agreement or the Merger Agreement and the transactions contemplated thereby, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent's or Merger Sub's breach is caused by Sponsor's breach of its obligations under this letter agreement.

4. Enforceability.  This letter agreement may only be enforced by Parent at the direction of Sponsor.  Parent's creditors shall have no right to enforce this letter agreement or to cause Parent to enforce this letter agreement.

5. No Modification; Entire Agreement.  This letter agreement may not be amended or otherwise modified without the prior written consent of Parent and Sponsor.  Together with the Limited Guarantee, this letter agreement constitutes the sole agreement, and supersedes all prior agreements, representations, warranties, understandings and statements, written or oral, between Sponsor or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other, with respect to the transactions contemplated hereby.  No transfer or assignment of any rights or obligations hereunder shall be permitted without the written consent of Parent and Sponsor.  Any transfer or assignment in violation of the preceding sentence shall be null and void.

6. Governing Law; Jurisdiction; Venue.  This letter agreement, and all claims and causes of action arising out of, based upon, or related to this letter agreement or the negotiation, execution or performance hereof, shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to choice or conflict of law principles that would result in the application of any Laws other than the Laws of

2

the State of Delaware.  Any legal action, suit or proceeding arising out of, based upon or relating to this letter agreement or the transactions contemplated hereby shall be brought solely in any state or federal court within the State of Delaware and any direct appellate court therefrom.  Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any legal action, suit or proceeding arising out of, based upon or relating to this letter agreement and the rights and obligations arising hereunder and agrees that it will not bring any action arising out of, based upon or related to this letter agreement in any other court.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any legal action, suit or proceeding arising out of, based upon or relating to this letter agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process as set forth below, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum or (ii) the venue of such suit, action or proceeding is improper.  Each of the parties hereto agrees that notice or the service of process in any action, suit or proceeding arising out of, based upon or relating to this letter agreement or the rights and obligations arising hereunder shall be properly served or delivered if delivered in the manner contemplated by Section 7 of the Limited Guarantee, with respect to Sponsor, and Section 8.2 of the Merger Agreement, with respect to Parent.

7. Waiver of Jury Trial.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS LETTER AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF.

8. Counterparts.  This letter agreement may be executed in multiple counterparts (including by facsimile or PDF), all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

9. No Third Party Beneficiaries.  This letter agreement shall inure to the benefit of and be binding upon Parent and Sponsor.  Nothing in this letter agreement, express or implied, is intended to confer upon any Person other than Parent and Sponsor any rights or remedies under, or by reason of, or any rights to enforce or cause Parent to enforce, the Commitment or any provisions of this letter agreement or to confer upon any Person any rights or remedies against any Person other than Sponsor (but only at the direction of Sponsor as contemplated hereby) under or by reason of this letter agreement.  Without limiting the foregoing, Parent's creditors shall have no right to specifically enforce this letter agreement or to cause Parent to enforce this letter agreement.

10. Termination.  The obligation of Sponsor to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Closing, at which time the obligation

3

will be fulfilled, and (c) the Company or any of its security holders, affiliates or agents, directly or indirectly, asserting a claim against Sponsor or any of the Non-Recourse Parties under the Limited Guarantee or in connection with the Merger Agreement or any of the transactions contemplated thereby.

11. No Recourse.  Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, and notwithstanding the fact that Sponsor may be a partnership or limited liability company, by its acceptance of the benefits of this letter agreement, Parent acknowledges and agrees that no Person other than Sponsor has any obligations hereunder and that no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, any Non-Recourse Party, through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, or otherwise.

12. Indemnification.  Parent agrees to indemnify and to hold harmless Sponsor and each of its affiliates (collectively, the “Indemnified Persons”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), losses, claims, damages, liabilities or expenses of any kind or nature whatsoever which may be suffered, incurred by or asserted against or involve the Indemnified Persons as a result of or arising out of or in any way related to the transactions described in this letter agreement or the Merger Agreement; provided, however, that the foregoing will not apply to any losses of an Indemnified Person to the extent found by a final decision of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Person.  Parent further agrees to pay or reimburse to any Indemnified Person upon demand any legal or other expenses incurred by the Indemnified Person in connection with investigating, defending, or preparing to defend any such action, suit, claim or proceeding (including any inquiry or investigation).  The provisions of this Section 12 are independent of all other obligations of Parent hereunder and shall survive termination or expiration of the commitment embodied in this letter agreement.  Parent agrees that no Indemnified Person shall be required to (but at its sole election, may) seek indemnification from any other Person or Persons with respect to any matter for which such Indemnified Person is entitled to indemnification hereunder and agrees, for the benefit of Sponsor or any of its affiliates, to waive any right to contribution from any affiliate of Sponsor.  PARENT HEREBY ACKNOWLEDGES THAT THE FOREGOING INDEMNITY SHALL BE APPLICABLE TO ALL CLAIMS, LIABILITIES, LOSSES, DAMAGES OR EXPENSES THAT HAVE RESULTED FROM OR ARE ALLEGED TO HAVE RESULTED FROM THE ACTIVE OR PASSIVE OR THE SOLE, JOINT OR CONCURRENT ORDINARY NEGLIGENCE OF PARENT, SPONSOR OR ANY OTHER INDEMNIFIED PERSON.

13. Expenses.  In consideration of the commitments contained in this letter agreement, whether or not the Merger is consummated, Parent agrees to promptly pay, or cause to be paid (but solely to the extent any such payment does not affect Parent’s or Merger Sub’s ability to perform their obligations under the Merger Agreement), upon receipt of any request therefore, all reasonable out-of-pocket expenses incurred by Sponsor in connection with its

4

evaluation of, negotiations regarding and documentation for the transactions referenced herein, including, without limitation, expenses of counsel, accountants and other advisors.

*   *   *   *   *

(signature page follows)

5

Sincerely,

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By: H.I.G. Bayside Advisors II, LLC
Its: General Partner

By: H.I.G.-GPII, Inc.
Its: Manager

By:              /s/ Richard dSiegel
Name:                      Richard Siegel
Its:       Vice President and General Counsel

[Signature Page to Equity Commitment Letter]

Agreed to and accepted:

Surgery Center Holdings, Inc.

By:       /s/ Chris Laitala
Name:  Chris Laitala
Title:    President

[Signature Page to Equity Commitment Letter]

Exhibit 99.6

 100 Federal Street, 31st floor, Boston, MA 02110

January 20, 2011

Surgery Center Holdings, Inc.
c/o H.I.G. Capital, LLC
600 5th Avenue, 24th Floor
New York, NY 10020

Attention: Mike Doyle, President and Chief Executive Officer

NovaMed, Inc.

Mezzanine Financing Commitment Letter

Dear Mike:

Surgery Center Holdings, Inc. (“you” or “Company”) and H.I.G. Capital, LLC (“Sponsor”) have advised THL Credit Advisors LLC (together with its lending affiliate THL Credit, Inc. (“THL”), and Partners Group AG on behalf of one or more entities managed and/or advised by it or one of its affiliates (such managed and/or advised entities collectively referred to as “Partners”); THL and Partners are collectively referred to as the “Purchasers,” “we” or “us”) that you intend to acquire (the “Acquisition”) NovaMed, Inc. (“Target” together with Surgery, the “Issuers”). All references to “dollars” or “$” in this agreement and the attachments hereto are references to United States dollars.

We understand the sources to fund the Acquisition consideration, and to pay fees, commissions and expenses in connection with the Transactions (as defined below) will include (a) senior secured credit facilities of the Issuers (the “Bank Facilities”) consisting of up to a $228 million term loan funded at close, plus unfunded and available revolving credit facilities in an amount acceptable to us of $20 million, (b) the issuance by the Issuers of $53.8 million gross proceeds of unsecured senior subordinated notes having the pledge described below (the “Notes” or the “Mezzanine Financing”) pursuant to a private placement, as described in the Summary of Principal Terms attached hereto as Annex I (as amended by the terms of this Commitment Letter, the “Term Sheet,” which is incorporated into and made a part of this Commitment Letter), and (c) new cash equity investments in the Issuers of not less than $20.0 million (the “Equity Financing”), each on terms and conditions reasonably satisfactory to us.  No other financing will be required for the uses described above.  Immediately following the Transactions, none of Surgery, Target or any of their subsidiaries will have any indebtedness for borrowed money (or similar obligations) other than the Bank Facilities, the Notes, the capital leases described in the Term Sheet, the subordinated note (the “Gari Note”), dated December 24, 2009 in favor of Surgery Partners Holdings, LLC in a principal amount equal to the “Earnout Payment” (as defined therein) and subordinated to us pursuant to that certain Subordination Agreement, dated as of December 24, 2009 by Surgery Partners Holdings, LLC in favor of us, and Target’s $75 million Convertible Senior Subordinated Notes due June 15, 2012 (the “Existing Convertible

100 Federal Street, 31st floor, Boston, MA 02110

Notes”), and will not have any preferred equity outstanding other than in connection with the Equity Financing (if in the form of preferred stock) and the current preferred equity issued by Surgery.  As used herein, the term “Transactions” means the Acquisition, the borrowings under the Bank Facilities, the Mezzanine Financing, the Equity Financing, and the payments of fees and expenses in connection with each of the foregoing.

It is a condition to Purchasers’ several obligations under this Commitment Letter that the terms of the Transactions are substantially as described herein and in the Term Sheet.

Commitment.

You have requested that Purchasers commit to purchase from the Issuers, in order to provide financing for the Transactions, Notes having terms consistent with those described in the Term Sheet and having such other terms as are customary for financings of this kind (as reasonably determined by Purchasers, including, without limitation, based on the December 24, 2009 precedent documents among you and us).  Based on the foregoing, Purchasers are pleased to confirm by this Commitment Letter their several commitments to you (the “Commitment”) to purchase the Notes (in an aggregate amount not to exceed $53.8 million of which THL hereby commits to $20,000,000 and Partners commits to $33,800,000 in each case, as reduced on a dollar for dollar basis equal to any EBITDA Shortfall (as defined in Section 10 of the Term Sheet section herein) which Notes shall be issued pursuant to a note purchase agreement and any other requisite agreements or documentation in our customary forms and which shall include, without limitation, the terms, conditions and other provisions set forth on the Term Sheet, all of which (including the representations, warranties, conditions, covenants and events of default therein) shall be customary for facilities and transactions of this type (as reasonably determined by Purchasers, including, without limitation, based on the December 24, 2009 precedent documents among you and us (together, the “Purchase Agreements”).  Notwithstanding the generality of the immediately preceding sentence, Purchasers’ obligation to fund the purchase price for the Notes is subject to the third paragraph of the “Conditions” section set for below.  Purchasers will have a silent second lien on all direct and indirect equity interests owned by you subject to senior claims and related intercreditor terms associated with the Bank Facilities; provided the Notes shall not be senior in right of payment to the Existing Subordinated Notes.  The obligations of Purchasers to purchase the Mezzanine Financing is expressly subject to the terms and conditions set forth herein (including in the Term Sheet) and will exist only upon the execution and delivery of definitive documentation, including, without limitation, the Purchase Agreements (the “Mezzanine Documentation”), the terms of which shall be customary for facilities and transactions of this type (as reasonably determined by Purchasers, including, without limitation, based on the December 24, 2009 precedent documents among you and us), and the satisfaction of the terms, covenants and conditions contained therein.  The closing date of the Acquisition and the concurrent closing of the Mezzanine Financing and the other Transactions is herein referred to as the “Closing Date.”

In consideration of Partners’ commitment to purchase the Notes, the parties agree that Partners shall be entitled to participate in the Equity Financing in an aggregate amount equal to 0.59% of the aggregate Equity Financing.

Unless Purchasers’ Commitment hereunder shall have been terminated in accordance with the terms of this Commitment Letter, Purchasers shall have the exclusive right to provide the Mezzanine Financing represented by the Commitment and, prior to the termination of

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the Commitment, there shall be no issues of debt securities, preferred stock or commercial bank facilities of the Issuers or any of their respective subsidiaries or affiliates (other than the Bank Facilities and the Equity Financing) being offered, placed or arranged.

The parties acknowledge and agree that the commitments of THL and Partners are several obligations (as described above) and are not joint or joint and several commitments.

Term Sheet.

You agree that the Term Sheet is hereby amended as follows:

1.           The definition of “Investor” is changed in its entirety to THL Credit, Inc. (“THL”) and Partners Group together with its affiliates (“Partners”) on a several basis, with THL and Partners collectively referred to as the “Purchasers”.

2.           The section titled “Closing” is amended to replace “March 31, 2011” with “June 20, 2011.”

2.           The section titled “Maturity” is replaced in its entirety to provide “The Sub Note shall mature six months after the senior credit facility but in no event after six years and three months from the Closing Date.

3.           The section titled “Sub Note Coupon” is hereby amended to add the following proviso after the end thereof:  “provided, that in the event the interest rate margins under the senior credit facility increase after the date hereof by between 3.50% and 4.00% as a result of applicable pricing flex provisions due to an extension of the senior commitment beyond 120 days, then the mandatory cash pay portion of the Sub Note Coupon will increase correspondingly from 12.00% up to 12.25 percent (e.g. if the senior interest rate margins increase to 3.75%, then the Sub Note Coupon will increase to 12.125%).

4.           The section titled “Alternative Transaction Fee” is replaced in its entirety to provide “The Company and Sponsor will promptly communicate to Investor in writing in the event the Company or Sponsor or any of their affiliates have received any proposal regarding any proposed debt or equity financing or other provision of credit involving NOVA, SP or their affiliates (other than the new equity and the secured financing described above) (“Alternative Transaction”); provided, that the Company and Sponsor are not obligated to disclose the terms of any such Alternative Transaction if they are contractually or otherwise prohibited from doing so.  Additionally, if prior to March 31, 2011, NOVA, SP or Sponsor or their affiliates enter into an agreement or understanding with a third party relating to an Alternative Transaction, then NOVA, SP and Sponsor, on a joint and several basis, must pay to Investor $300,000 in cash (the “Alternative Transaction Fee”).”

5.           The section titled “Board of Directors” is hereby amended to replace each appearance of “THL” with “each of THL and Partners.”

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6.           The section titled “Equity Pledge” is deleted in its entirety.”

7.           Paragraph 2 of the Closing Conditions is deleted in its entirety, except for due diligence in the form of physician partner calls.

8.           The loan agreements and related intercreditor agreement referenced in paragraph 3 of the Closing Conditions shall on terms as are customary for financings of this kind (as reasonably determined by Purchasers, including, without limitation, based on the December 24, 2009 precedent documents to which you and we are signatories).

9.           Paragraph 4 of the Closing Conditions is deleted in its entirety.

10.           The condition of no material adverse change in paragraph 5 of the Closing Conditions shall be measured based upon the definition set forth in Exhibit A hereto.

11.           The employment agreements referenced in paragraph 6 of the Closing Conditions shall be on terms as are reasonably satisfactory to the Executive and Purchasers.

12.           The calculation of EBITDA referenced in paragraph 7 of the Closing Conditions shall be made based upon the methodology set forth in Exhibit B hereto; provided, in the event EBITDA is less than $64 million  (such shortfall the “EBITDA Shortfall”), (i) Sponsor may cure such EBITDA Shortfall by investing additional equity in the amount thereof and (ii) the Purchasers’ several commitments hereunder shall be reduced on a dollar for dollar basis; provided further, in no event shall Purchasers be obligated to fund their several commitments in the event EBITDA is less than $60.8 million unless the ratio of total funded indebtedness (excluding the Gari Note and capital lease obligations owning by physician-partners under non-wholly-owned subsidiaries) to EBITDA of the Company and its consolidated subsidiaries after giving effect to the Transactions for the twelve-month period then ended is no greater than 4.50 to 1.0; provided, that such ratio will increase to 4.60 to 1.0 if such increase results from your failure to receive all required regulatory consents and approvals as of the Closing Date.

13.           A new paragraph 9 is added to the closing conditions to provide “Delivery of a copy of the final executed Acquisition Agreement.”

14.           A new paragraph 10 is added to the closing conditions to provide “Consummation of the Acquisition (which may occur substantially simultaneously with the consummation of the Mezzanine Financing) in accordance in all material respects with the Acquisition Agreement, as applicable, and the Acquisition Agreement shall not have been waived, amended, supplemented or otherwise modified in any manner materially adverse to the Purchasers without approval of the Purchasers.”

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15.           A new paragraph 11 is added to the closing conditions to provide “Consummation of the Bank Facilities and receipt by Issuer of $226.5 million pursuant to the Bank Facilities (which may occur substantially simultaneous with the closing of the Investment pursuant to bank documents acceptable to Purchasers).”

16.           A new paragraph 12 is added to the closing conditions to provide “Evidence of minimum cash equity distribution to SP substantially simultaneous with the closing of the Investment of not less than $20 million.”

17.           A new paragraph 14 is added to the closing conditions to provide “Payment of all fees and accrued expenses fully earned, due and payable in accordance with the Commitment Letter shall have been paid.”

18.           A new paragraph 15 is added to the closing conditions to provide “There shall not exist (pro forma for the Transactions) any default or event of default under any of the Mezzanine Documentation.”

19.           A new paragraph 16 is added to the closing conditions to provide “The representations and warranties in the Mezzanine Documentation shall be true and correct in all material respects.”

20.           A new paragraph 17 is added to the closing conditions to provide “There shall be no legal bar to the purchase of the Notes.”

                21.           A new paragraph 18 is added to the closing conditions to provide “All governmental, regulatory and shareholder approvals and consents necessary to consummate the Transactions shall have been obtained and shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken by any applicable authority, in each case the failure of which to obtain or perform could not reasonably be expected to be materially adverse to the Transactions (it being understood that, if the facilities for which all such approvals and consents have not been obtained represent $1,500,000 or less of EBITDA (less minority interest expense)  during the twelve months ending November 30, 2010 (as calculated based on the Target's consolidated financial statemetns for the period ending November 30, 2010 prepared in accordance with GAAP, calculated and applied consistent with the Target’s past accounting practices), then the failure to obtain such approvals and consents will not be deemed to have a materially adverse effect of the Transactions), and you shall have obtained any third party consents that are required to consummate the Transactions that, if not obtained, would cause a Material Adverse Effect or would cause or could reasonably be expected to cause a material adverse effect on the rights and remedies of the Purchasers (or a trustee, agent or other representative on their behalf) under the Mezzanine Documentation.

22.           A new paragraph 20 is added to the closing conditions to provide “All documents required to be delivered under the Mezzanine Financing, including lien, litigation and tax searches, and customary legal

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opinions, corporate records and documents from public officials and officers’ certificates shall have been delivered.  Without limiting the foregoing, you shall have delivered (a) at least five business days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, and (b) a certificate from the chief financial officer of the Company in form and substance reasonably satisfactory to us, as to the solvency of the Parent and each of its subsidiaries (on an individual basis), after giving effect to the Transactions.”

23.           A new section titled “Escrow Fee” is added immediately after the section titled “Pricing Service Fee” to provide “The Company agrees to pay the Investor (on a pro rata basis) in arrears, on the first business day of each fiscal quarter following the 45th day after consummation of the Acquisition, a fee equal to 0.50% per annum on the average daily balance of the Escrow Account for the immediately preceding fiscal quarter.”

24.           A new section titled “Commitment Extension Fee” is added immediately after the section titled “Escrow Fee” to provide “The Company agrees to pay the Investor (on a pro rata basis) in cash in arrears, (A) on the first business day immediately following the First Extended Termination Date (as defined below), a fee equal to 1.00% per annum on $33,800,000 for the period beginning on the first day immediately following the Initial Termination Date (as defined below) and ending on the earlier of (y) the First Extended Termination Date and (z) the termination of this Commitment Letter, and (B) on the first business day immediately following the Second Extended Termination Date (as defined below), a fee equal to 1.75% per annum on $33,800,000 for the period beginning on the first day immediately following the First Extended Termination Date and ending on the earlier of (y) the Second Extended Termination Date and (z) the termination of this Commitment Letter.”

25.           A new section titled “Regulatory Fee” is added immediately after the section titled “Commitment Extension Fee” to provide “The Company agrees to pay the Investor (on a pro rata basis) in cash in arrears, on the first business day following each fiscal quarter during which any regulatory approval to the Acquisition remains outstanding which would prevent the Company from operating the Colorado surgery centers in the ordinary course, a fee equal to 0.50% per annum on $53,800,000 for the period beginning on the first day of such fiscal quarter and ending on the earlier of (x) the last day of such fiscal quarter, (y) the date on which the Colorado surgery centers are closed and (z) the date all such regulatory approvals to the Acquisition have been received.”

26.           A new section titled “Closure of Colorado Facilities” is added immediately after the section titled “Regulatory Fee” to provide “If the first measurement of Consolidated EBITDA (as calculated under and pursuant to the Mezzanine Documentation) following the nine-month anniversary of the

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Closing Date indicates that such Consolidated EBITDA for the prior twelve month period attributable solely to your Colorado facilities is less than $0, then, you will use reasonably commercial efforts to close all such Colorado facilities.”

Information.

You hereby represent and covenant that the financial projections (the “Projections”) with respect to the Issuers, their respective subsidiaries, the Transactions and any other transactions contemplated hereby have been prepared in good faith based upon (i) accounting principles consistent with the most recent historical audited financial statements of the Target and (ii) assumptions that are believed to be reasonable at the time made and at the time the related Projections are made available to us (it being understood and agreed that financial projections are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material).  You hereby represent and warrant that all Information (defined below), that has been or will be made available to the Purchasers by or on behalf of you in connection with the Transactions is, or will be, when furnished, taken as a whole, complete and correct in all material respects and such Information does not omit to state a material fact necessary to make the statements contained therein, not misleading, provided this representation shall not apply to the Projections. You agree to supplement the information concerning you, the Target, your respective subsidiaries, the Transactions and any other transactions contemplated hereby (the “Information”) and the Projections from time to time and agree to advise Purchasers of all developments materially affecting the Issuers or any of their respective subsidiaries or affiliates or the transactions contemplated hereby or the accuracy of Information and Projections previously furnished to Purchasers.  You acknowledge that Purchasers may share with any of their respective affiliates or funds managed or advised by their respective affiliates which agree to be bound by the confidentiality provisions of the confidentiality agreement between H.I.G. Middle Market, LLC and us relating to the Transactions, and such affiliates may share with Purchasers, any information related to the Issuers or any of their respective subsidiaries or affiliates (including, in each case, information relating to creditworthiness) and the transactions contemplated hereby.  You further acknowledge and agree that (i) no fiduciary, advisory or agency relationship between you, on the one hand, and us, on the other hand, is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether we have advised or are advising you or Sponsor on other matters, (ii) we, on the one hand, and the Issuers, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you or the Issuers rely on, any fiduciary duty on the part of us, (iii) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (iv) you have been advised that we are engaged in a broad range of transactions that may involve interests that differ from your interests and we have no obligation to disclose such interest and transactions to you by virtue of any fiduciary, advisory or agency relationship, and (v) you waive, to the fullest extent permitted by law, any claims you may have against us for breach of fiduciary duty or alleged breach of fiduciary duty and agree that we shall have no liability (whether direct or indirect) to you in respect of such fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right to you, including your equity holders, employees or creditors.

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Conditions.

The several commitment of each Purchaser hereunder with respect to the Mezzanine Financing and Purchaser’s agreement to perform the services described herein may be terminated by Purchasers if (i) the terms and conditions of the Bank Facilities or the Equity Financing are not, in each case, reasonably satisfactory to us (it being agreed that the Equity Financing dated December 24, 2009 and the Credit Agreement draft dated January 19, 2011 shall be deemed satisfactory); (ii) the terms of the Transactions are changed from those described herein or otherwise described to the Purchasers prior to the date hereof in any manner that has caused or could reasonably be expected to cause an adverse effect on the rights and remedies of the Purchasers under the Purchase Agreements; (iii) you or the Sponsor shall have breached any of the covenants and agreements contained in the Commitment Letter in any respect; (iv) the terms of the definitive Agreement and Plan of Merger (the “Acquisition Agreement”) are not satisfactory to the Purchasers (it being agreed that the Acquisition Agreement draft dated January 10, 2011 shall be deemed satisfactory); or (v) subject to the Funds Availability Provision (as defined below), any of the  “Closing Conditions” set forth in the Term Sheet are not satisfied; provided, that we will notify you in writing promptly upon any determination to terminate our commitment under this paragraph, after which time you shall have until the termination of this Commitment Letter (as described in the last paragraph of this Commitment Letter) to remedy the event giving rise to such right of termination.

Notwithstanding anything in this Commitment Letter, the Term Sheet, the Mezzanine Documentation or any other letter agreement or other undertaking concerning the Mezzanine Financing Facilities to the contrary:  (a) the only representations relating to the Target the accuracy of which shall be a condition to availability of the Mezzanine Financing on the Closing Date shall be (i) such of the representations made by the Target in the Acquisition Agreement, but only to the extent that you or your affiliates have the right to terminate its obligations under the Acquisition Agreement or not to consummate the transactions contemplated thereby as a result of a breach of such representations in the Acquisition Agreement and (ii) the Specified Representations (as defined below); and (b) the terms of the Mezzanine Documentation shall be in a form such that they do not exclude the closing of the Mezzanine Financing on the Closing Date if the conditions set forth in this Commitment Letter are satisfied.  For purposes hereof “Specified Representations” means the representations and warranties relating to due organization, existence, corporate (or other) power and authority, the due authorization, execution, delivery and enforceability of the Mezzanine Documentation, non-contravention of the Mezzanine Documentation with organizational documents, applicable law, material contracts and any order, judgment or decree of any court or other governmental authority binding on you or your subsidiaries, receipt of governmental approvals in connection with the Mezzanine Financing, solvency, accuracy of information, preparation of the Projections in good faith based upon reasonable assumptions believed by you to be reasonable at the time such Projections are made available to us, use of proceeds, anti-terrorism laws and money laundering activities and dealings with embargoed persons, Federal Reserve margin regulations, Investment Company Act, and PATRIOT Act. The provisions of this paragraph and the preceding paragraph shall be referred to herein as the “Funds Availability Provision.”

Company will use its best efforts to effect the redemption of 100% of the Existing Convertible Notes on the Closing Date; provided, to the extent more than $1.2 million in principal amount of the Existing Convertible Notes are outstanding as of the Closing Date,

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Purchasers shall fund that portion of their several Commitments in the aggregate amount of such excess into an escrow account on mutually satisfactory terms (such escrow account, the “Escrow Account”) (such proceeds in the escrow account shall be subject to all economic terms of the Notes, including, without limitation, being subject to the interest rate and prepayment premiums with respect thereto) and Purchasers shall have a perfected first priority on the proceeds in such escrow account (with no other liens attaching thereto).  Such proceeds shall not be subject to any intercreditor agreement and will be used from the Closing Date through and including June 15, 2012 to pay down the Existing Convertible Notes to the extent they become due and payable during such time (other than as a result of an event of default thereunder).

Indemnity; Expense Reimbursement.

(a) By your acceptance below, you hereby agree, whether or not the Closing Date occurs or the Mezzanine Documentation is executed and delivered or any extensions of credit are made under the Mezzanine Financing to indemnify and hold harmless each Purchaser and their respective affiliates (including, without limitation, controlling persons) and the directors, officers, employees, advisors and agents of each Purchaser (each, an “Indemnified Person”) from and against any and all losses, claims, costs, expenses, damages or liabilities (or actions or other proceedings commenced or threatened in respect thereof) that arise out of, result from or in any way relate to this Commitment Letter, the Mezzanine Financing or any of the transactions contemplated hereby, and to reimburse each Indemnified Person upon its demand for any legal or other expenses incurred in connection with investigating, preparing to defend or defending against, or participating in, any such loss, claim, cost, expense, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding), other than any of the foregoing of any Indemnified Person to the extent determined by a final judgment of a court of competent jurisdiction to have resulted by reason of the gross negligence or willful misconduct of such Indemnified Person.  You shall not be liable for any settlement of any such proceeding effected without your written consent, but if settled with such consent or if there shall be a final judgment for the plaintiff, you shall indemnify the Indemnified Persons from and against any loss or liability by reason of such settlement or judgment subject to your rights in this paragraph to claim exemption from your indemnity obligations.  You shall not, without the prior written consent of any Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability or claims that are the subject matter of such proceeding. None of Purchasers nor any of their respective affiliates shall be responsible or liable to the Sponsor, the Issuers or any of their respective subsidiaries, affiliates or stockholders or any other person or entity for any consequential damages which may be alleged as a result of this Commitment Letter, the Mezzanine Financing or any of the transactions contemplated hereby.

(b) In addition, you hereby agree to reimburse Purchasers from time to time upon demand for all out-of-pocket due diligence costs and legal fees and expenses incurred in connection with the preparation, review, negotiation, execution and delivery of this Commitment Letter, the Mezzanine Documentation and the administration, amendment, modification or waiver thereof (or any proposed amendment, modification or waiver),

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whether or not the Closing Date occurs or the Mezzanine Documentation is executed and delivered or any extensions of credit are made under the Mezzanine Financing; provided, that if you or your affiliates do not close a business combination or other investment or acquisition involving Target or its affiliates, such reimbursement obligation will be capped at $190,000.

Confidentiality.

This Commitment Letter is furnished for your benefit, and may not be relied on by any other person or entity.  This Commitment Letter is delivered to you upon the condition that neither the existence of this Commitment Letter nor any of its contents shall be disclosed by you, or any of your affiliates, directly or indirectly, to any other person, except that such existence and contents may be disclosed (i) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (provided, that any disclosure which may be required by the rules and regulations of the Securities and Exchange Commission shall not be made without the prior consent of Purchasers which shall not be unreasonably withheld) and (ii) to your directors, officers, employees, advisors and agents, to the agents and lenders under the Bank Facilities, and to the equityholders in the Equity Financing, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby.  In addition, this Commitment Letter may be disclosed to Target and its directors, officers, employees, advisors and agents, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby.  You agree that the Purchasers may disclose the contents of this term sheet to the extent they reasonably deem necessary in connection with any of their public filings or otherwise.

Governing Law, Etc.

This Commitment Letter and the commitment of Purchasers shall not be assignable by you without our prior written consent and any purported assignment without such consent shall be void.  This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by Purchasers and you.  This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement.  Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter.  Headings are for convenience only.  This Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto, Purchasers and, with respect to the indemnification provided under the heading “Indemnity”, each Indemnified Person.  This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.  Any right to trial by jury with respect to any claim or action arising out of this Commitment Letter is hereby waived.  We each hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in The City of New York (and appellate courts thereof) in connection with any dispute related to this Commitment Letter or any of the matters contemplated hereby, and agree that service of any process, summons, notice or document by registered mail addressed to them shall be effective service of process against them for any suit, action or proceeding relating to any such dispute.  We each irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any

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claim that any such suit, action or proceeding has been brought in an inconvenient forum.  A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction we are or may be subject by suit upon judgment.

Please indicate your acceptance of the terms hereof by returning to us executed counterparts of this Commitment Letter not later than 5:00 p.m. New York City time, on January 20, 2011.  This Commitment Letter and the commitment of Purchasers hereunder are conditioned upon your acceptance hereof and our receipt of executed counterparts hereof.  Upon the earliest to occur of (A) the execution and delivery of the Mezzanine Documentation by all of the parties thereto, or (B) the Commitment Termination Date (as defined below), or (C) the election by Target, or its agents, officers or stakeholders, to terminate the sale process or choose a different acquirer, or (D) the date of termination of the definitive agreement pertaining to the Acquisition or the Bank Facilities, this Commitment Letter and the commitment of Purchasers hereunder shall automatically terminate unless Purchasers shall, in its discretion, agree to an extension.  The provisions regarding compensation, Alternative Transaction, costs and expense reimbursement, confidentiality, indemnification and governing law and forum hereof and in the Term Sheet shall survive termination of this Commitment Letter (or any portion hereof) or the commitment of Purchasers hereunder.

For purposes hereof, “Commitment Termination Date” means May 20, 2011 (the “Initial Termination Date”); provided, that the “Commitment Termination may be extended at your discretion to June 20, 2011 upon written notice provided by you at any time prior to the Initial Termination Date.

This Commitment Letter is issued as a replacement of the commitment letter issued by us to you on December 13, 2010 in its entirety.

[Signature Page Follows]

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We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

THL Credit Advisors LLC

By:       /s/ Christopher J. Flynn

Name:  Christopher J. Flynn
Title:  Managing Director

Partners Group AG

By:     /s/ Philipp Schnyder

Name: Philipp Schnyder
Title: Director

By:    /s/ Renee Biner

Name: Renee Biner

Title: Partner

Accepted and agreed to as of

the date first written above:

Surgery Center Holdings, Inc.

By:        /s/ Chris Laitala

Name: Chris Laitala

Title: President

Surgery Center Holdings, LLC

By:         /s/ Chris Laitala

Name: Chris Laitala

Title: President

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Exhibit A

(Material Adverse Effect)

“Material Adverse Effect” means any state of facts, condition, change, development or event with respect to the Target (each, an “Event”) that, individually or in the aggregate, (i) results in or is reasonably likely to result in a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of the Target and its subsidiaries, taken as a whole, or (ii) prevents, materially impedes or materially delays the consummation of the Acquisition to a date following the Termination Date (as defined in the Merger Agreement); provided, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect pursuant to clause (i) or (ii) above:  (A) any Events generally affecting the industry in which the Target primarily operates or the economy, or financial or capital markets, in the United States or elsewhere in the world; (B) any Events arising from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event; (C) any failure, in and of itself, by the Target to meet any internal or published projections or predictions (whether such projections or predictions were made by the Target or independent third parties) for any period ending on or after the date of this Commitment Letter, provided, that the underlying causes of such failure shall not be excluded by this clause (C); (D) any Events resulting from or arising out of any change in GAAP or changes in applicable Law or the interpretation thereof by governmental entities, in each case after the date hereof; (E) any Events (including any loss of employees or any loss of, or any disruption in, supplier, customer, licensor, licensee, partner or similar relationships) attributable to the announcement or pendency of the Acquisition or any of the other transactions contemplated thereby; and (F) any Events resulting from changes in the market price or trading volume of the common stock of the Target, excluding from this proviso, in the case of clauses (A), (B) and (D), any Event which disproportionately affects, individually or together with other Events, the Target and its subsidiaries when compared to other persons operating in the industry in which the Target and its subsidiaries operate.

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Exhibit B

(EBITDA)

Combined Pro Forma Adjusted EBITDA as of December 31, 2010, for the trailing 12 months, shall be determined:

 (a)           with respect to Target and its subsidiaries (the “Target Group”), by rolling forward LTM EBITDA as of September 30, 2010, as set forth and as determined in the Quality of Earnings section of the KPMG Report (defined below) (which LTM EBITDA was $23.072 million), and by giving effect to the proposed managements adjustments totaling $5.304 million and the post-acquisition synergies totaling $7.7MM (as such adjustments and synergies are described in the KPMG Report); and

(b)           with respect to Company and its subsidiaries (excluding the Target Group), in a manner consistent with the quarterly financial package currently being delivered by Company to THL under Company’s existing senior credit facility.

For purposes hereof, the “KPMG Report” means the Project Wildcat Due Diligence Assistance Report dated December 4, 2010, prepared by KPMG LLP.

Exhibit 99.7

JEFFERIES FINANCE LLC
520 Madison Avenue
New York, New York 10022

January 20, 2011

COMMITMENT LETTER

Surgery Center Holdings, Inc.                                                                                                                     CONFIDENTIAL
c/o H.I.G. Capital, LLC
600 Fifth Avenue, 24th Floor
New York, NY 10020

Attention:                      Mike Doyle, President and Chief Executive Officer

Re:           NovaMed, Inc.

Ladies and Gentlemen:

You have advised Jefferies Finance LLC (“we” or “us”) that Surgery Center Holdings, Inc., a Delaware corporation (the “Acquiror” or “you”), intends to acquire (the “Acquisition”), through a newly-formed wholly-owned domestic subsidiary (the “MergerSub”), all of the issued and outstanding capital stock of NovaMed, Inc., a Delaware corporation (the “Target” and, together with its subsidiaries, the “Acquired Business”), through a merger (the “Merger”) by the MergerSub with and into the Target and to refinance or modify (together with any applicable prepayment premium or fee, with the commitments thereunder being terminated, and all guarantees and security in respect thereof being terminated or released) approximately $78.0 million of existing debt of the Acquiror and to refinance approximately $93.2 million of existing debt of the Target on the Closing Date (collectively, but excluding the modification of any existing debt, the “Refinancing”).  Capitalized terms used but not defined herein and defined in any exhibit hereto have the meanings assigned to them in such exhibit.

You have advised us that the total purchase price for the Acquisition (the “Purchase Price”) will be approximately $134.2 million (consisting of $109.2 million to be paid as merger consideration in connection with the Merger and approximately $25.0 million in fees and expenses payable in connection with the Acquisition), and that the Purchase Price and the Refinancing will be financed with:

(i) no borrowings under a $20.0 million senior secured revolving credit facility having the terms set forth in Exhibit A hereto (the “Revolving Credit Facility”),

(ii) up to $230.0 million of borrowings under a $230.0 million senior secured term loan facility having the terms set forth in Exhibit A hereto (the “Term Loan Facility” and, together with the Revolving Credit Facility, the “Facilities”), and

(iii) the issuance and sale by the Acquiror of subordinated unsecured notes and/or common equity or the modification of existing unsecured subordinated debt of the Acquiror (the “Junior Capital Issuance”) yielding gross proceeds of not less than $70.0 million (the “Junior Capital”).

The transactions described in clauses (i) and (ii) above are referred to as the “Debt Financing” and, together with the Acquisition, the Merger, the Refinancing, and the Junior Capital Issuance and the payment of all related fees and expenses (including any prepayment premium or fee) are collectively referred to as the “Transactions.”  You, the MergerSub and your other subsidiaries and the Target and its subsidiaries are referred to herein as the “Company.”  The closing date of the Transactions is referred to herein as the “Closing Date.”  As used in this Commitment Letter and the other Debt Financing Letters (as defined below), the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”

1. The Commitments.

We are pleased to inform you that we hereby commit, directly or through one or more of our affiliates, to provide the entire principal amount of the Facilities, having the terms set forth in Exhibit A hereto.

The commitments described in this Section 1 are collectively referred to herein as the “Commitments.”  Our Commitments are, in each case, on the terms and subject to the conditions set forth in (i) this letter (including the exhibits, schedules and annexes hereto, collectively, this “Commitment Letter”) and (ii) the fee letter, dated as of the date hereof (the “Fee Letter” and, together with this Commitment Letter, the “Debt Financing Letters”), among you and us.  Notwithstanding anything to the contrary in any Debt Financing Letter, the terms of this Commitment Letter are intended as an outline of the material provisions of the Facilities, but do not include all of the terms, conditions, covenants, representations, warranties, default clauses and other provisions that will be contained in the definitive documents relating to each Debt Financing, which shall be prepared by our counsel (collectively, the “Definitive Debt Documents”).  Those matters to be set forth in the Definitive Debt Documents that are not covered or made clear in the Debt Financing Letters are subject to mutual agreement of the parties, it being the intent of the parties that such additional matters to be set forth in the Definitive Debt Documents will be customary for facilities and transactions of this type (as reasonably determined by the us).  No party has been authorized by us to make any oral or written statements or representations that are inconsistent with the Debt Financing Letters.

2. Titles and Roles.  As consideration for the Commitments, you hereby agree that:

(a) The Company will retain Jefferies Finance or its designee to act as the sole administrative agent, sole collateral agent, sole book-runner, sole lead arranger and sole syndication agent for the Company in connection with the Facilities or any other loan to the Company provided by one or more financial institutions or other lenders (including any institutional term loan) or other debt financing, in each case any portion of the proceeds of which is applied, directly or indirectly, to finance (or refinance) (x) any portion of the purchase price to be paid in connection with the Acquisition or (y) any indebtedness or preferred stock incurred, issued or assumed in connection therewith, but excluding the Junior Capital.

(b) No other titles shall be awarded and no compensation (other than that expressly contemplated by the Debt Financing Letters) shall be paid in connection with the Facilities.  To the extent any such titles are awarded with our consent, we shall have “left” placement in all marketing materials and other documentation used in connection with the Facilities.

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Without limiting the foregoing, you shall not, and shall not permit the Target or any of your or its controlled affiliates, directly or indirectly, to contact or use any other financial institution or other source of capital in connection with any financing referred to in Section 2(a) above.

3. Conditions Precedent.  The closing of the Facilities, the making of the initial loans and other extensions of credit under the Facilities are conditioned upon satisfaction of each of the following conditions: (i) there shall not have been any event, development, change or circumstance since December 31, 2009 (the date of the most recent audited financial statements of the Acquired Business delivered to us as of the date hereof) that, either individually or in the aggregate, has caused or could reasonably be expected to cause a material adverse effect on the rights and remedies of the Lenders (or a trustee, agent or other representative on their behalf) under the Definitive Debt Documents; (ii) no banking moratorium shall have been declared by either federal or state authorities; (iii) we shall have had a period of at least 30 days following the date that the Target has mailed the proxy statement relating to the approval by the stockholders of the Target of the Purchase Agreement and you shall have complied with your obligations set forth in Section 4(b)(iii) hereof such that we are able to hold the initial meeting for lenders in the general syndication on any day designated by us within such 30 day period; (iv) we shall not have become aware after the date hereof of any information, circumstance, development, or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections (as defined below)) affecting the Parent (as defined in Exhibit A hereto), the Acquiror or their respective subsidiaries (including the Acquired Business), any Transaction or any other matter contemplated by the Debt Financing Letters (the “New Information”) that is inconsistent with any information disclosed to us prior to the date hereof (the “Disclosed Information”) and which, if such New Information were to be regarded as a change from the Disclosed Information, could reasonably be expected to have a Material Adverse Effect (as defined in Exhibit C hereto); and (v) subject to the Funds Availability Provision (as defined in Exhibit B), the other conditions, agreements and covenants to be satisfied on or prior to the Closing Date set forth in Exhibit B hereto shall have been satisfied.

4. Syndication.

(a) We reserve the right, at any time prior to or after execution of the Definitive Debt Documents, to syndicate all or part of our Commitments to third parties identified by us in consultation with you (collectively, the “Lenders”); provided that no such syndication is or will be a condition to the closing or funding of the Facilities.  Our Commitments shall be reduced dollar-for-dollar as and when corresponding commitments are received from any Lender; provided that no such reduction shall relieve us of our obligation to fund on the Closing Date the portion of the Commitments so reduced to the extent any Lender fails to fund its Commitment on the Closing Date.  We will exclusively manage all aspects of any syndication in consultation with you, including decisions as to the selection of prospective Lenders to be approached, when they will be approached, when their commitments will be accepted, which prospective Lenders will participate, the allocation of the commitments among the Lenders, and the amount and distribution of fees.  To assist us in our syndication efforts, you agree to prepare and provide (and to use your commercially reasonable efforts to cause the Acquired Business to prepare and provide) promptly to us all customary information with respect to the Company, the Transactions and the other transactions contemplated hereby, including such Projections (defined below) as we may reasonably request in connection with the syndication of the Commitments; provided that, following the consummation of the Acquisition, you shall cause the Acquired Business to prepare and provide us with such information.

(b) We intend to commence our syndication efforts promptly upon execution of this Commitment Letter, and you agree to assist us actively (and, in all events, using your commercially reasonable efforts) in achieving a Successful Syndication (as defined in the Fee Letter); provided that, without limiting your obligations to assist with our syndication efforts as set forth in the provisions of this

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Section 4, our Commitments shall not be subject to our having reduced our (and our affiliates’) Commitments prior to the Closing Date.  Such assistance shall include:

(i) using commercially reasonable efforts to ensure that our efforts benefit materially from your and the Acquired Business’ existing lending and investment banking relationships;

(ii) direct contact between your senior management, representatives and advisors, on the one hand, and the senior management representatives and advisors of the proposed Lenders, on the other hand (and (x) prior to the consummation of the Acquisition, your using commercially reasonable efforts to cause, and (y) thereafter, to cause direct contact between senior management, representatives and advisors of the Acquired Business and the proposed Lenders on the one hand, and the senior management representatives and advisors of the proposed Lenders, on the other hand),

(iii) your assistance (and (x) prior to the consummation of the Acquisition, your using commercially reasonable efforts to cause, and (y) thereafter, to cause the Acquired Business to assist) in the preparation of one or more confidential information memoranda (each, a “Confidential Information Memorandum”), and other marketing materials to be used in connection with the syndication of our Commitments (together with all Confidential Information Memoranda, the “Materials”),

(iv) the provision to us of copies of any due diligence reports or memoranda prepared at your direction or at the direction of any of your affiliates by legal, accounting, tax or other third party advisors in connection with the Acquisition, subject to the delivery by us to you of customary non-disclosure and non-reliance agreements as shall be reasonably requested, and

(v) using commercially reasonable efforts to assist in the obtaining of monitored public corporate family/corporate credit ratings and ratings with respect to the Facilities from each of Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc. (“S&P”), and

(vi) the hosting, with us, of meetings with prospective Lenders at such times and in such places as we may reasonably request.

(c) You agree, at our request, to assist in the preparation of a version of any Materials consisting exclusively of information and documentation that is either (i) publicly available or (ii) not material with respect to the Company or any of its securities for purposes of United States federal and state securities laws (such information and Materials, “Public Investor Information”).  In addition, you agree that, unless specifically labeled “Private – Contains Non-Public Information,” no Materials disseminated to potential Lenders in connection with the syndication of the Facilities, whether through an Internet website, electronically, in presentations, at meetings or otherwise, will contain any information or documentation that is not Public Investor Information (such information and documentation, “Material Non-Public Information”).  You acknowledge and agree that the following documents contain and shall contain solely Public Investor Information (unless you notify us promptly that any such document contains Material Non-Public Information): (i) drafts and execution versions of the Definitive Debt Documents with respect to the Facilities, (ii) administrative materials prepared by us for prospective Lenders (including an investor meeting invitation, investor allocation, if any, and funding and closing memoranda), and (iii) notification of changes in the terms of the Facilities.

(d) You agree that all Materials and Information (as defined below) (including draft and execution versions of the Definitive Debt Documents and draft or final offering materials relating to

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contemporaneous or prior securities issuances by the Company) may be disseminated in accordance with our standard syndication practices (including through hard copy and via one or more internet sites (including an IntraLinks, SyndTrak or similar workspace), e-mail or other electronic transmissions).  Without limiting the foregoing, you authorize, and will obtain contractual undertakings from the Acquired Business to authorize, the use of your logos in connection with any such dissemination.  You further agree that, at our expense, we may place advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of information on the Internet or worldwide web as we may choose, and circulate similar promotional materials, after the closing of the Transactions in the form of a “tombstone” or otherwise, containing information customarily included in such advertisements and materials, including (i) the names of the Company and its affiliates (or any of them), (ii) our and our affiliates’ titles and roles in connection with the Transactions, and (iii) the amount, type and closing date of such Transactions.

5. Information.  You represent, warrant and covenant that:

(a) all information (including the Materials, the “Information”) that has been or will be made available to us by or on behalf of you or the Acquired Business or any of your or its representatives is or will be, when furnished, complete and correct in all material respects,

(b) none of the Information shall, when furnished or on the Closing Date, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and

(c) all projections and other forward-looking information that have been or will be made available to us by or on behalf of you or the Acquired Business or any of your or its representatives (collectively, the “Projections”) have been or will be prepared in good faith based upon (i) accounting principles consistent with the most recent historical audited financial statements of the Acquired Business and (ii) assumptions that are believed to be reasonable at the time made and at the time the related Projections are made available to us (it being understood and agreed that financial projections are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material).

You agree that, if at any time any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information or Projections were then being furnished and such representations and warranties were then being made, you shall, at such time, supplement promptly such Information and/or Projections, as the case may be, in order that such representations and warranties will be correct in all material respects under those circumstances.

You shall be solely responsible for Information, including the contents of all Materials.  We (i) will be relying on Information and data provided by or on behalf of you or the Acquired Business or any of your or its representatives or otherwise available from generally recognized public sources, without having independently verified the accuracy or completeness of the same, (ii) do not assume responsibility for the accuracy or completeness of any such Information and data and (iii) will not make an appraisal of your assets or liabilities or the Acquired Business.  You shall (i) furnish us with all Information and data that we may reasonably request in connection with our activities on behalf of you and your affiliates and (ii) provide us full access, as reasonably requested, to your officers, directors, employees and professional advisors and use commercially reasonable efforts to provide us full access, as reasonably requested, to those of the Acquired Business; provided that, following the consummation of the Acquisition, you shall cause the Acquired Business to provide us full access, as reasonably requested, to such persons or entities.

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6. Clear Market.  You agree that, from the date hereof until the earlier of (a) 90 days after the Closing Date and (b) the date on which a Successful Syndication (as defined in the Fee Letter) is achieved, you will not, and you will not permit the Acquired Business or any of your or its respective controlled affiliates to, directly or indirectly, (i) syndicate, place, sell or issue, (ii) attempt or offer to syndicate, place, sell or issue, (iii) announce or authorize the announcement of the syndication, placement, sale or issuance of, or (iv) engage in discussions concerning the syndication, placement, offering, sale or issuance of, any debt facility, or debt, equity-linked or equity security of you, the Acquired Business or any of your or its respective controlled affiliates (other than the financings included in the Transactions), including any renewals or refinancings of any existing debt facility, without our prior written consent, which may be given or withheld in our sole discretion; provided that, the foregoing restrictions shall not extend to any debt facility, or debt, equity-linked or equity security of H.I.G. Capital, LLC (the “Sponsor”) or any of its portfolio companies or other controlled affiliates (other than the Company) the proceeds of which are not and will not be applied, directly or indirectly, in connection with the financing of the Transactions.

7. Fees and Expenses.  As consideration for the Commitments and our other undertakings hereunder, you hereby agree to pay or cause to be paid to us, for our own account, the fees, expenses and other amounts set forth in the Debt Financing Letters.

8. Indemnification and Waivers.  As consideration for the Commitments and our other undertakings hereunder, you agree to the provisions with respect to indemnification, waivers and other matters contained in Annex A hereto, which is hereby incorporated by reference in this Commitment Letter.

9. Confidentiality.  This Commitment Letter is delivered to you on the understanding that neither the existence of this Commitment Letter or any other Debt Financing Letter nor any of their terms or substance will be disclosed, directly or indirectly, to any other person or entity except (a) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof and to cooperate with us in securing a protective order in respect thereof), (b) to your officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis and only in connection with the Transactions, (c) to rating agencies in connection with their review of the Facilities or the Company, (d) the information contained in this Commitment Letter may be disclosed in any Confidential Information Memorandum, and (e) this Commitment Letter (but not any other Debt Financing Letter (other than Section 2 of the Fee Letter)) may be disclosed to the Acquired Business, the Target and its officers, directors, employees, attorneys, accountants and advisors, in each case on a confidential and need-to-know basis and only in connection with the Transactions.

Notwithstanding anything herein to the contrary, you and we (and any of your and our respective employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by the Debt Financing Letters and all materials of any kind (including opinions or other tax analyses) that are provided to you or us relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to any Debt Financing Letter, and (ii) neither you nor we shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws.  For this purpose, the tax treatment of the transactions contemplated by the Debt Financing Letters is the purported or claimed U.S. federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of such transactions.

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10. Conflicts of Interest.  You acknowledge and agree that:

(a) we and/or our affiliates and subsidiaries (the “Jefferies Group”), in our and their respective capacities as principal or agent are involved in a wide range of commercial banking and investment banking activities globally (including investment advisory, asset management, research, securities issuance, trading, and brokerage) from which conflicting interests or duties may arise and, therefore, conflicts may arise between (i) our interests and duties hereunder and (ii) the duties or interests or other duties or interests of another member of the Jefferies Group,

(b) we and any other member of the Jefferies Group may, at any time, (i) provide services to any other person, (ii) engage in any transaction (on our or its own account or otherwise) with respect to you or any member of the same group as you or (iii) act in relation to any matter for any other person whose interests may be adverse to you or any member of your group (a “Third Party”), and may retain for our or its own benefit any related remuneration or profit, notwithstanding that a conflict of interest exists or may arise and/or any member of the Jefferies Group is in possession or has come or comes into possession (whether before, during or after the consummation of the transactions contemplated hereunder) of information confidential to you; provided that such confidential information shall not be shared with, or used by, us or any other member of the Jefferies Group in performing services or providing advice to any Third Party.  You accept that permanent or ad hoc arrangements/information barriers may be used between and within our divisions or divisions of other members of the Jefferies Group for this purpose and that locating directors, officers or employees in separate workplaces is not necessary for such purpose,

(c) information that is held elsewhere within us or the Jefferies Group, but of which none of the individual directors, officers or employees having primary responsibility for the consummation of the transactions contemplated by the Debt Financing Letters actually has knowledge (or can properly obtain knowledge without breach of internal procedures), shall not for any purpose be taken into account in determining our responsibilities to you hereunder,

(d) neither we nor any other member of the Jefferies Group shall have any duty to disclose to you, or utilize for your benefit, any non-public information acquired in the course of providing services to any other person, engaging in any transaction (on our or its own account or otherwise) or otherwise carrying on our or its business,

(e) (i) neither we nor any of our affiliates have assumed any advisory responsibility or any other obligation in favor of the Company or any of its affiliates except the obligations expressly provided for under the Debt Financing Letters, (ii) we and our affiliates, on the one hand, and the Company and its affiliates, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor does the Company or any of its affiliates rely on, any fiduciary duty on the part of us or any of our affiliates and (iii) we are (and are affiliated with) full service financial firms and as such may effect from time to time transactions for our own account or the account of customers, and hold long or short positions in debt, equity-linked or equity securities or loans of companies that may be the subject of the transactions contemplated by the Debt Financing Letters (and, in particular, we and any other member of the Jefferies Group may at any time hold debt or equity securities for our or its own account in the Company).  With respect to any securities and/or financial instruments so held by us, any of our affiliates or any of our respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of such rights, in its sole discretion. You hereby waive and release, to the fullest extent permitted by law, any claims you have, or may have, with respect to (i) any breach or alleged breach of fiduciary duty or (ii) any conflict of interest arising from such transactions, activities, investments or holdings, or arising from our failure or

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the failure of any of our affiliates to bring such transactions, activities, investments or holdings to your attention, and

(f) neither we nor any of our affiliates are advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated by the Debt Financing Letters, and neither we nor our affiliates shall have responsibility or liability to you with respect thereto. Any review by us, or on our behalf, of the Company, the Transactions, the other transactions contemplated by the Debt Financing Letters or other matters relating to such transactions will be performed solely for our benefit and shall not be on behalf of you or any of your affiliates.

11. Choice of Law; Jurisdiction; Waivers.  The Debt Financing Letters shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles (other than sections 5-1401 and 5-1402 of the New York General Obligations Law).  To the fullest extent permitted by applicable law, you hereby irrevocably submit to the exclusive jurisdiction of any New York State court or federal court sitting in the County of New York and the Borough of Manhattan in respect of any claim, suit, action or proceeding arising out of or relating to the provisions of any Debt Financing Letter, any of the Transactions or any of the other transactions contemplated hereby  or thereby and irrevocably agree that all claims in respect of any such claim, suit, action or proceeding may be heard and determined in any such court and that service of process therein may be made by certified mail, postage prepaid, to your address set forth above.  You and we hereby waive, to the fullest extent permitted by applicable law, any objection that you or we may now or hereafter have to the laying of venue of any such claim, suit, action or proceeding brought in any such court, and any claim that any such claim, suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  You and we hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any claim, suit, action or proceeding arising out of or relating to the Debt Financing Letters, any of the Transactions or any of the other transactions contemplated hereby or thereby. In addition, you hereby waive, to the fullest extent permitted by applicable law, any right to seek specific performance against us or any of our affiliates with respect to any transaction contemplated hereby or under any other Debt Financing Letter.  The provisions of this Section 11 are intended to be effective upon the execution of this Commitment Letter without any further action by you, and the introduction of a true copy of this Commitment Letter into evidence shall be conclusive and final evidence as to such matters.

12. Miscellaneous.

(a) This Commitment Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.  Delivery of an executed signature page of this Commitment Letter by facsimile, PDF or other electronic transmission will be effective as delivery of a manually executed counterpart hereof.

(b) You may not assign any of your rights, or be relieved of any of your obligations, under this Commitment Letter without our prior written consent, which may be given or withheld in our sole discretion (and any purported assignment without such consent, at our sole option, shall be null and void).  We may at any time and from time to time assign all or any portion of our Commitments hereunder to one or more of our affiliates or to one or more Lenders, whereupon we shall be released from the portion of our Commitments hereunder so assigned; provided that such assignment shall not relieve us of our obligation to fund on the Closing Date the portion of our Commitments so assigned to the extent such assignee fails, upon satisfaction or waiver of all conditions to such assignee making its initial extensions of credit on the Closing Date, to fund such assigned Commitments on the Closing Date.

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Any and all obligations of, and services to be provided by, us hereunder (including the Commitments) may be performed, and any and all of our rights hereunder may be exercised, by or through any of our affiliates or branches and we reserve the right to allocate, in whole or in part, to our affiliates or branches certain fees payable to us in such manner as we and our affiliates may agree in our and their sole discretion.  You further acknowledge that we may share with any of our affiliates, and such affiliates may share with us, any information relating to the Transactions, you, or the Acquired Business (and your and its affiliates), or any of the matters contemplated in the Debt Financing Letters.

(c) This Commitment Letter has been and is made solely for the benefit of you, us and the indemnified persons (as defined in Annex A hereto) and your, our and their respective successors and assigns, and nothing in this Commitment Letter, expressed or implied, is intended to confer or does confer on any other person or entity any rights or remedies under or by reason of this Commitment Letter or your and our agreements contained herein.

(d) The Debt Financing Letters set forth the entire understanding of the parties hereto as to the scope of the Commitments and our obligations hereunder and thereunder.  The Debt Financing Letters supersede all prior understandings and proposals, whether written or oral, between us and you relating to any financing or the transactions contemplated hereby and thereby.

(e) You agree that we or any of our affiliates may disclose information about the Transactions to market data collectors and similar service providers to the financing community.

(f) Your obligations and duties under the Debt Financing Letters and, upon their becoming bound by the provisions hereof, the obligations and duties of the other Credit Parties (as defined in Exhibit A hereto) under the Debt Financing Letters shall be joint and several.  You and, upon its becoming bound by the provisions of the Debt Financing Letters, each other Credit Party hereby waives any and all suretyship defenses available to you or it arising out of the joint and several nature of your and its duties and obligations under the Debt Financing Letters.

(g) We hereby notify you and, upon its becoming bound by the provisions hereof, each other Credit Party (as defined in Exhibit A hereto), that pursuant to the requirements of the USA PATRIOT Improvement and Reauthorization Act, Pub. L. 109-177 (signed into law March 9, 2006) (as amended from time to time, the “Patriot Act”), we and each Lender may be required to obtain, verify and record information that identifies the Credit Parties, which information includes the name, address, tax identification number and other information regarding the Credit Parties that will allow us or such Lender to identify the Credit Parties in accordance with the Patriot Act.  This notice is given in accordance with the requirements of the Patriot Act and is effective as to us and each Lender. You agree that we shall be permitted to share any or all such information with the Lenders.

13. Amendment; Waiver.  This Commitment Letter may not be modified or amended except in a writing duly executed by the parties hereto.  No waiver by any party of any breach of, or any provision of, this Commitment Letter shall be deemed a waiver of any similar or any other breach or provision of this Commitment Letter at the same or any prior or subsequent time.  To be effective, a waiver must be set forth in writing signed by the waiving party and must specifically refer to this Commitment Letter and the breach or provision being waived.

14. Credit Parties to Become Parties.  You shall cause each of the Credit Parties to become jointly and severally liable, effective upon the closing of the Acquisition, for any and all of your liabilities and obligations relating to, or arising out of, any of your duties, responsibilities and obligations under the Debt Financing Letters.

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15. Surviving Provisions.  Notwithstanding anything to the contrary in this Commitment Letter: (i) Sections 7 to and including 14 and 17 hereof and this Section 15 shall survive the expiration or termination of this Commitment Letter, regardless of whether the Definitive Debt Documents have been executed and delivered or the Transactions consummated, and (ii) Sections 2 and 4 to and including 13 hereof shall survive execution and delivery of the Definitive Debt Documents and the consummation of the Transactions.

16. This Commitment Letter is issued as a replacement of the commitment letter issued by us to you on December 13, 2010.

17. Acceptance, Expiration and Termination.  Please indicate your acceptance of the terms of the Debt Financing Letters by returning to us executed counterparts of the Debt Financing Letters not later than 5:00 p.m., New York City time, on January 20, 2011 (the “Deadline”).  The Debt Financing Letters are conditioned upon your contemporaneous execution and delivery to us, and the contemporaneous receipt by us, of executed counterparts of each Debt Financing Letter on or prior to the Deadline. This Commitment Letter will expire at such time in the event that you have not returned such executed counterparts to us by such time.  Thereafter, except with respect to any provision that expressly survives pursuant to Section 15, this Commitment Letter (but not the other Debt Financing Letters) will terminate automatically on the earliest of (i) the date of termination or abandonment of the Acquisition, (ii) the closing of the Acquisition, (iii) the acceptance by the Target or any of its affiliates (or any of their respective equityholders) of an offer for all or any substantial part of the capital stock or property and assets of the Acquired Business (or any parent company thereof) other than as part of the Transactions, and (iv) 5:00 p.m., New York City time, on June 20, 2011.

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

JEFFERIES FINANCE LLC

By: /s/ E.U. Hess

Name: E. U. Hess

Title: Managing Director

Accepted and agreed to as of the

date first above written:

SURGERY CENTER HOLDINGS, INC.

By: /s/ Chris Laitala

Name: Chris Laitala

Title: President

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ANNEX A TO COMMITMENT LETTER

INDEMNIFICATION AND WAIVER

Except as otherwise defined in this Annex A, capitalized terms used but not defined herein have the meanings assigned to them elsewhere in this Commitment Letter.

The Acquiror (“you”) hereby agree (i) to indemnify and hold harmless Jefferies Finance LLC (“we” or “us”), the Lenders in the Debt Financing and each of our and their respective affiliates and subsidiaries (including Jefferies & Company, Inc. (“Jefco”)) and each of the respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons of each of the foregoing (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities (collectively, “Losses”) to which any such indemnified person, directly or indirectly, may become subject arising out of, relating to, resulting from or otherwise in connection with the Debt Financing Letters, the Debt Financing, the use of the proceeds therefrom, the Transactions, any of the other transactions contemplated by the Debt Financing Letters, or any action, claim, suit, litigation, investigation, inquiry or proceeding (each, a “Claim”) directly or indirectly arising out of, relating to, resulting from or otherwise in connection with any of the foregoing, regardless of whether any indemnified person is a named party thereto or whether such Claim is brought by you, any of your affiliates or a third party and (ii) to reimburse each indemnified person upon demand at any time and from time to time for all reasonable and properly documented out-of-pocket legal and other expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any Claim, directly or indirectly, arising out of, relating to, resulting from or otherwise in connection with any of the foregoing (including in connection with the enforcement of the indemnification obligations and waivers set forth in this Annex A); provided, however, that no indemnified person will be entitled to indemnity hereunder in respect of any Loss (and such indemnified person will repay all reimbursements it previously received from you in respect of such Loss) to the extent that it is found by a final, non-appealable judgment of a court of competent jurisdiction that such Loss resulted primarily from the gross negligence, bad faith, fraud or willful misconduct of such indemnified person.  In addition, in no event will any indemnified person be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings), whether, directly or indirectly, as a result of any failure to fund all or any portion of the Debt Financing or otherwise arising out of, relating to, resulting from or otherwise in connection with the Debt Financing or arising out of, relating to, resulting from or otherwise in connection with any Claim or otherwise.  In addition, no indemnified person will be liable for any damages arising from the use by unauthorized persons of Information, Projections or other Materials sent through electronic, telecommunications or other information transmission systems that are intercepted or otherwise obtained by such persons.

You shall not settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Claim in which any indemnified person is a party and as to which indemnification or contribution has been sought by such indemnified person hereunder whether or not such indemnified person is a party to any Debt Financing Letter, unless (i) such indemnified person and each other indemnified person from which such indemnified person could have sought indemnification or contribution have given their prior written consent, such consent not to be unreasonably withheld, conditioned or delayed or (ii) the settlement, compromise, consent or termination includes an express unconditional release of all indemnified persons and their respective affiliates from all Losses, directly or indirectly, arising out of, relating to, resulting from or otherwise in connection with such Claim.    No settlement, compromise, consent to the entry of judgment or other step taken pursuant to the foregoing sentence to terminate a pending or threatened Claim (the “Settled Claim”) shall be deemed to be, nor construed as, a limitation or exclusion of your obligation to indemnify and hold harmless any indemnified

Annex A-1

person who was not initially a party to the Settled Claim but who subsequently becomes subject to any Loss or another pending or threatened Claim.

If for any reason (other than the gross negligence, bad faith, fraud or willful misconduct of an indemnified person as provided above) the foregoing indemnity is unavailable to an indemnified person or insufficient to hold an indemnified person harmless, then you, jointly and severally, to the fullest extent permitted by law, shall contribute to the amount paid or payable by such indemnified person as a result of such Losses in such proportion as is appropriate to reflect the relative benefits received by you, on the one hand, and by us, on the other hand, from the Transactions or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by you, on the one hand, and us, on the other hand, but also the relative fault of you, on the one hand, and us, on the other hand, as well as any relevant equitable considerations.  Notwithstanding the provisions hereof, the aggregate contribution of all indemnified persons to all Losses shall not exceed the amount of fees actually received by us pursuant to the Fee Letter.  For the purposes of this paragraph, it is hereby further agreed that (i) the relative benefits to you, on the one hand, and us, on the other hand, with respect to the Transactions shall be deemed to be in the same proportion as (x) the total value paid or received or contemplated to be paid or received by you, your equityholders and/or your or their respective affiliates, as the case may be, in the Transactions, whether or not the Transactions are consummated, bears to (y) the fees actually paid to us under the Fee Letter and (ii) the relative fault of you, on the one hand, and us, on the other hand, with respect to the Transactions shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by you, any of your affiliates and/or any of your or their respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons (collectively, the “Acquiror Group”) or by us, as well as your and our relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

In addition, you, jointly and severally, shall reimburse the indemnified persons for all expenses (including reasonable and properly documented fees and out-of-pocket expenses of internal and external counsel), as incurred, in connection with investigating, preparing, defending or settling any Claim for which indemnification or contribution may be sought by the indemnified person, whether or not any indemnified person is a named party thereto or whether such Claim is brought by you, any of your affiliates or a third party.  Without limiting the generality of the foregoing, if any of our or our affiliates’ personnel (including, for the purposes of this paragraph, any of our or their respective officers, directors, employees, agents, advisors or other representatives) appear as witnesses, are deposed or are otherwise involved in the defense of any Claim against any indemnified person, you or any of the Acquiror Group of any of the foregoing, you shall, reimburse us or our affiliate, as the case may be, for all reasonable and properly documented out-of-pocket expenses incurred by us or our affiliate, as the case may be, by reason of any of our or its personnel being, directly or indirectly, involved in any such Claim.

The indemnity, contribution and expense reimbursement obligations set forth herein (i) shall be in addition to any liability you may have to any indemnified person at law, in equity or otherwise, (ii) shall survive the expiration or termination of the Debt Financing Letters (notwithstanding any other provision of any Debt Financing Letter or the Definitive Debt Documents), (iii) shall apply to any modification, amendment, waiver or supplement of our and any of our affiliates’ commitment and/or engagement, (iv) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of us or any other indemnified person and (v) shall be binding on any successor or assign of you and the successors or assigns to any substantial portion of your business and assets.

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Annex A-2

EXHIBIT A TO COMMITMENT LETTER

SUMMARY OF TERMS OF FACILITIES

Set forth below is a summary of the terms of the Facilities and the documentation related thereto.  Capitalized terms used and not otherwise defined in this Exhibit A have the meanings set forth elsewhere in this Commitment Letter.

I. Parties
Borrower	Surgery Center Holdings, Inc. (the “Borrower”).
Guarantors
Surgery Center Holdings, L.L.C. (the “Parent”) and each of the Borrower’s direct and indirect wholly-owned subsidiaries (other than any subsidiary that is a “controlled foreign corporation” within the meaning of section 957 of the United States Tax Code of 1986, as amended  (a “CFC”), to the extent making such CFC a guarantor would result in material adverse tax consequences to the Borrower) (collectively, the “Guarantors;” the Borrower and the Guarantors, collectively, the “Credit Parties”).

Sole Lead Arranger and Sole Book Runner	Jefferies Finance and/or one or more of its designees (in such capacities, the “Arranger”). The Arranger will perform the duties customarily associated with such role.
Sole Syndication Agent	Jefferies Finance and/or one or more of its designees (in such capacity, the “Syndication Agent”). The Syndication Agent will perform the duties customarily associated with such role.
Administrative Agent	Jefferies Finance and/or one or more of its designees (in such capacity, the “Administrative Agent”). The Administrative Agent will perform the duties customarily associated with such role.
Collateral Agent	Jefferies Finance and/or one or more of its designees (in such capacity, the “Collateral Agent”). The Collateral Agent will perform the duties customarily associated with such role.
Lenders	A syndicate of banks, financial institutions and other entities (collectively, the “Lenders”) arranged by the Arranger in consultation with the Borrower.
Closing Date	The date, on or before the date on which the Commitments terminate in accordance with Section 17 of this Commitment Letter, on which the Acquisition is consummated (the “Closing Date”).

Exhibit A-1

Loan Documents	The definitive documentation governing or evidencing the Facilities (collectively, the “Loan Documents”).
II. Types and Amounts of Facilities
Term Loan Facility	A five and three-quarter year term loan facility (the “Term Loan Facility”) in an aggregate principal amount equal to $230.0 million the loans thereunder, the “Term Loans”).

The Term Loans will be repayable in equal quarterly installments in an aggregate principal amount for each year following the Closing Date equal to 1.00% of the aggregate Commitments in respect of the Term Loan Facility, with the remaining outstanding principal amount payable in full on the five and three-quarter year anniversary of the Closing Date.  The full amount of the Term Loan Facility shall be drawn in a single drawing on the Closing Date.  Amounts borrowed under the Term Loan Facility that are repaid or prepaid may not be reborrowed.

Use of Proceeds
The proceeds of the Term Loans borrowed on the Closing Date will be used to finance, in part, the Acquisition, the redemption of Borrower’s preferred stock and the Refinancing and to pay all fees and expenses (including any prepayment premium or fee) in connection with the foregoing.

Revolving Credit Facility
A five year revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”) in an aggregate principal amount equal to $20.0 million (the loans thereunder, the “Revolving Loans” and, together with the Term Loans, the “Loans”).

Maturity
The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date (the “Revolving Credit Termination Date”).  Amounts repaid under the Revolving Credit Facility may be reborrowed.

Letters of Credit	A portion of the Revolving Credit Facility not in excess of an amount to be determined shall be available for the issuance of standby letters of credit (the “Letters of Credit”) by one or more Lenders or affiliates of Lenders to be selected by the Administrative Agent in consultation with the Borrower (each such Lender in

Exhibit A-2

such capacity, an “Issuing Lender”), which Letters of Credit shall be risk participated to all Lenders with commitments under the Revolving Credit Facility, to support obligations of the Borrower and its subsidiaries satisfactory to the Arranger and the Issuing Lender.  The face amount of any outstanding Letters of Credit will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis.  No Letter of Credit shall have an expiration date after the earlier of (i) one year after the date of issuance and (ii) five business days prior to the Revolving Credit Termination Date; provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (ii) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Loans) on the same business day.  To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis based on their respective Revolving Credit Facility commitments.

Swing Line Loans
A portion of the Revolving Credit Facility not in excess of an amount to be determined shall be available on same-day notice for swing line loans (the “Swing Line Loans”) from a Lender to be selected by the Administrative Agent in consultation with the Borrower (in such capacity, the “Swing Line Lender”).  Any such Swing Line Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis.  Each Lender under the Revolving Credit Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swing Line Loan.

Use of Proceeds
The proceeds of the Revolving Loans will be used for the general corporate purposes of the Borrower and its subsidiaries in the ordinary course of business.  The Revolving Credit Facility will be undrawn at closing and may not be utilized to pay amounts owing to effect the Acquisition or the Refinancing or to pay the fees and expenses incurred in connection therewith.  Letters of Credit will be used to support payment and performance obligations incurred in the ordinary course of business by the Borrower and its subsidiaries.

Exhibit A-3

III. Certain Payment Provisions
Fees and Interest Rates	As set forth on Annex A-I hereto.
Optional Prepayments and Commitment Reductions

Optional prepayments of borrowings under the Facilities and optional reductions of the unutilized portion of the commitments under the Facilities will be permitted at any time, in minimum principal amounts to be agreed upon, without premium or penalty (subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of Eurodollar Loans other than on the last day of the relevant interest period).  Voluntary prepayments of the Term Loan Facility shall be applied to remaining scheduled amortization payments on a pro rata basis.

Mandatory Prepayments and Commitment Reductions	The following amounts will be applied towards the mandatory prepayments of the Loans:

• 50% of the net proceeds of any sale or issuance of equity by, or capital contribution to, the Parent or any parent holding company of the Parent, with exceptions to be agreed upon;

• 100% of the net proceeds of any incurrence of indebtedness after the Closing Date by the Parent or any other Guarantor (with exceptions to be agreed upon);

• 100% of the net proceeds of any sale or other disposition of assets by the Parent or any other Guarantor (including (i) as a result of casualty or condemnation and (ii) any issuance or sale of equity by the Borrower or any other Guarantor) (with certain exceptions and reinvestment rights to be agreed upon); and

• 50% of “excess cash flow” (to be defined in a manner satisfactory to the Arranger) for each fiscal year of the Borrower (commencing with fiscal year 2011).

All such mandatory prepayments shall be applied without premium or penalty (except for breakage costs, if any) and shall be applied in the following order:  first, to the prepayment of the Term Loan Facility on a pro rata basis, and second, to the Revolving Credit Facility (including to cash collateralize outstanding Letters of Credit) (without a reduction of the revolving commitments thereunder).

Exhibit A-4

The Revolving Loans will be prepaid and the Letters of Credit will be cash collateralized to the extent such extensions of credit at any time exceed the amount of the commitments in respect of the Revolving Credit Facility.

IV. Collateral and Guarantees
Collateral
Subject to the Funds Availability Provision, the obligations of each Credit Party in respect of the Facilities and any interest rate hedging obligations of the Borrower owed to a Lender or its affiliates or to an entity that was a Lender or an affiliate of a Lender at the time of such transaction (“Permitted Secured Hedging Obligations”) will be secured by a perfected first priority security interest in substantially all of its tangible and intangible assets, including intellectual property, real property, licenses, permits, intercompany indebtedness (which shall be evidenced by a subordinated promissory note) and all of the capital stock (other than any issued and outstanding capital equity interests of the Target and any of its Subsidiaries held by each of their respective former or present employees on the Closing Date) of each Credit Party (other than the Parent) (but limited, in the case of the voting stock of a CFC, to 66% of all such voting stock to the extent that the pledge of a greater percentage would result in material adverse tax consequences to the Borrower) (collectively, the “Collateral”) ”), but excluding (i) the Junior Escrow Account (as defined in Exhibit B hereto), (ii) motor vehicles and (iii) any general intangibles or investment property to the extent granting a security interest therein would result in a breach of, or require consent under, applicable law, or under any contract, license or other document to the extent such breach is not rendered ineffective under applicable law.

All such security interests will be created pursuant to documentation reasonably satisfactory in all material respects to the Collateral Agent (including, in the case of real property, by customary items such as satisfactory title insurance and surveys) and, subject to the Funds Availability Provision, on the Closing Date, such security interests shall have become perfected (or arrangements for the perfection thereof reasonably satisfactory to the Collateral Agent shall have been made) and the Collateral Agent shall have received satisfactory evidence as to the enforceability and priority thereof.

Exhibit A-5

 Deposit accounts (other than certain concentration accounts) will not be subject to account control agreements.  The Parent, the Borrower and the other Guarantors will implement, on or before the Closing Date, cash management systems on terms and conditions, and governed by documentation, satisfactory to the Arranger, pursuant to which all cash and cash equivalents (other than cash and cash equivalents contained in payroll and petty cash accounts entered into in the ordinary course of business) will be subject to springing cash dominion in favor of the Collateral Agent that may, at the option of the Collateral Agent, be exercised upon the occurrence of an event of default.

Guarantees
The Guarantors will unconditionally guarantee the obligations of each Credit Party in respect of the Facilities and, to the extent requested by the Arranger, the Permitted Secured Hedging Obligations (the “Guarantees”).  Such Guarantees will be in form and substance satisfactory to the Administrative Agent and the Arranger. All Guarantees shall be guarantees of payment and performance, and not of collection.  Any guarantees to be issued in respect of the Junior Capital shall be junior in right of payment to the obligations under the Guarantees.

V. Other Provisions
Representations and Warranties
Subject to the Funds Availability Provision, the Loan Documents will include representatives and warranties customary for facilities and transactions of this type (as reasonably determined by the Arranger), including as to:  organization and powers; authorization and enforceability of Loan Documents; no conflicts; financial statements, projections and other information; no material adverse effect; properties; intellectual property; equity interests and subsidiaries; litigation and compliance with laws; organizational documents, contractual obligations and material agreements; federal reserve regulations; Investment Company Act of 1940, as amended, and other laws restricting incurrence of debt; use of proceeds; taxes; accuracy of information; labor matters; solvency; employee benefit plans and ERISA; environmental matters; insurance; security documents and validity, perfection and priority of security interests in the Collateral; acquisition documents; anti-terrorism laws, money laundering activities and dealing with embargoed persons; and status as senior debt and as designated senior debt.  The foregoing representations and warranties shall be subject (where appropriate) to exceptions and qualifications customary for facilities and

Exhibit A-6

transactions of this type (as reasonably determined by the Arranger) and (where appropriate) to thresholds and baskets to be mutually agreed upon between the Arranger and the Borrower.
Affirmative Covenants
The Loan Documents will include affirmative covenants customary for facilities and transactions of this type (as reasonably determined by the Arranger), including as to:  delivery of financial statements, reports, accountants’ letters, projections, officers’ certificates  and other information;  notices of default, litigation and other material events; existence; maintenance of business and properties; insurance; payment and performance of obligations and taxes; employee benefits and ERISA; maintaining records; access to properties and inspections (provided that absent the existence of an Event of Default, the Borrower will only be obligated to reimburse to Agent for one such inspection per calendar year); use of proceeds; compliance with environmental laws; environmental reports; interest rate protection; additional collateral and additional guarantors; security interests; further assurances; information regarding collateral; maintenance of corporate separateness, post-closing matters (if any); regulatory matters; holding an annual lenders’ meeting (or, at the Borrower’s option, a conference call); maintenance of monitored public corporate family/corporate credit ratings (but no minimum rating will be required); and requirement to repay the Target’s existing $75.0 million Convertible Subordinated Notes (the “Existing Convertible Notes”) from the proceeds of the Junior Escrow Account by no later than June 15, 2012.  The foregoing affirmative covenants shall be subject (where appropriate) to exceptions and qualifications customary for facilities and transactions of this type (as reasonably determined by the Arranger) and (where appropriate) to thresholds and baskets to be mutually agreed upon between the Arranger and the Borrower.

Negative Covenants
The Loan Documents will include negative covenants customary for facilities and transactions of this type (as reasonably determined by the Arranger), including limitations on: indebtedness (including mandatorily redeemable equity interests, guarantees and other contingent obligations); liens; sale and leaseback transactions; investments, loans and advances; asset sales; mergers, acquisitions, consolidations, liquidations and dissolutions; dividends and other payments in respect of equity interests and other restricted payments; transactions with affiliates (including provisions allowing for payment of all of the following in maximum amounts

Exhibit A-7

to be mutually agreed upon (i) management fees payable by the Borrower to the Sponsor, provided that no default or event of default is in existence at the time of any such payment (it being understood that if a payment cannot be made in cash as a result of this proviso, the applicable fee may continue to accrue (without interest) and may be paid at a future time without regard to any annual limits, but subject to this proviso), and (ii) the reimbursement of reasonable, direct out-of-pocket and properly documented expenses of the Sponsor in connection with consulting, advisory and other services provided to the Borrower and its subsidiaries); capital expenditures; prepayments, redemptions and repurchases of other indebtedness; modifications of organizational documents, acquisition documents, debt instruments and certain other documents; limitations on certain restrictions on subsidiaries (with exceptions for ambulatory surgical centers and other practices managed by the Borrower); limitations on issuance of capital stock and creation of subsidiaries; limitations on business activities; limitations on accounting changes; changes in fiscal year and fiscal quarter; lease obligations; no further negative pledges; anti-terrorism laws, money laundering activities and dealing with embargoed person; and limitations on holding a material portion of the Collateral in non-U.S. jurisdictions.  Special purpose “holding company” covenants shall apply at all times to the Parent.  The foregoing negative covenants shall be subject (where appropriate) to exceptions and qualifications customary for facilities and transactions of this type (as reasonably determined by the Arranger) and (where appropriate) to thresholds and baskets to be mutually agreed upon between the Arranger and the Borrower.

Financial Covenants
The Loan Documents will include (i) a maximum total leverage ratio covenant (to be defined as the ratio of total funded indebtedness (less the aggregate amount of funds held in the Junior Escrow Account) to EBITDA, it being understood that total funded indebtedness will exclude (A) amounts under the Subordinated Note dated as of December 24, 2009 made by Acquiror in favor of Surgery Partners Holdings, L.L.C. (the “Gari Note”) in an aggregate amount not to exceed $10.0 million and (B) capital lease obligations owing by physician-partners under non-wholly owned subsidiaries), (ii) a minimum fixed charge coverage ratio covenant (to be defined as the ratio of (A) EBITDA minus capital expenditures, taxes and restricted payments to (B) interest expense and principal payments of funded indebtedness and capital lease obligations), and (iii) a maximum capital expenditures covenant (and no other financial covenants),

Exhibit A-8

in each case with definitions and applicable levels and ratios to be mutually agreed upon between the Arranger and the Borrower. All such financial covenants shall be based off not less than a 25% cushion to projected consolidated EBITDA.
Interest Rate Management
No later than 90 days following the Closing Date, an amount equal to 50% of (i) the aggregate principal amount of the Facilities on the Closing Date (for this purpose, regardless of whether or not any portion of the Revolving Credit Facility is utilized) minus (ii) the aggregate principal amount of the Junior Capital issued on the Closing Date, shall be hedged for a period to be agreed upon and on terms satisfactory to the Administrative Agent with a Lender or an affiliate of a Lender acceptable to the Administrative Agent.

Events of Default
The Loan Documents will include events of default customary for facilities and transactions of this type (as reasonably determined by the Arranger) (in certain cases, subject to customary and appropriate grace and cure periods and materiality thresholds to be agreed upon), including as to: nonpayment of principal when due; nonpayment of interest, fees or other amounts when due; inaccuracy of representations and warranties in any material respect; violation of covenants; cross-default and cross-acceleration; bankruptcy and insolvency events; material judgments; ERISA events; actual or asserted invalidity or impairment of the subordination provisions of the Definitive Junior Capital Documents (as defined in Exhibit B hereto), guarantees, security documents or any other Loan Documents (including the failure of any lien on any portion of the Collateral to remain perfected with the priority required under the Loan Documents); and a “change of control” (to be defined in a manner mutually satisfactory to the Arranger and the Borrower).

Voting
Amendments and waivers with respect to the Loan Documents will require the approval of Lenders holding not less than a majority of the aggregate principal amount of the Loans including participations in Letters of Credit and Swing Line Loans and unused commitments under the Facilities (with certain amendments and waivers also requiring class votes), except that (i) the consent of each Lender directly affected thereby shall be required with respect to (a) reductions in the amount or extensions of the final maturity of any Loan, (b) reductions in the rate of interest (other than a waiver of default interest) or any fee or other amount payable or extensions of any due date thereof, (c) increases in the amount or extensions of

Exhibit A-9

 the expiration date of any Lender’s commitment or (d) modifications to the assignment provisions of the Loan Documents that further restrict assignments thereunder, and (ii) the consent of 100% of the Lenders shall be required with respect to (a) reductions of any of the voting percentages or the pro rata provisions, (b) releases of all or substantially all of the value of the guarantees of the Guarantors or of all or substantially all of the Collateral (other than in connection with permitted asset sales) or (c) assignments by any Credit Party of its rights or obligations under the Facilities, and (iii) the consent of Lenders holding not less than 66-2/3% of the aggregate principal amount of the Loans including participations in Letters of Credit and Swing Line Loans and unused commitments under the Facilities shall be required to modify the subordination provisions of the Definitive Junior Capital Documents.

Assignments and Participations
The Lenders shall be permitted to assign and sell participations in their loans and commitments, subject, in the case of assignments (other than assignments to another Lender, an affiliate of a Lender or an “approved fund” (to be defined in the Loan Documents)), to the consent of (x) the Administrative Agent, (y) with respect to the Revolving Credit Facility only, the Issuing Lender and the Swing Line Lender and (z) with respect to the Revolving Credit Facility only, except in connection with the syndication of the Revolving Loans and the related commitments and so long as no default or event of default has occurred and is then continuing, the Borrower (which consent shall not be unreasonably withheld, delayed or conditioned).  In the case of partial assignments (other than to another Lender, an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $1.0 million with respect to Term Loans and $2.5 million with respect to Revolving Loans.  Assignments will be made by novation and will not be required to be pro rata among the Facilities.  The Administrative Agent shall receive an administrative fee of $3,500 payable by the assignor and/or the assignee in connection with each assignment unless otherwise agreed by the Administrative Agent.

Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions, and will be subject to customary limitations on voting rights (as reasonably determined by the Arranger).  Pledges of Loans in accordance with applicable law shall be permitted without restriction.  Promissory notes shall be issued under the Facilities only

Exhibit A-10

upon request.

The Loan Documents  shall contain customary provisions (as reasonably determined by the Arranger) for replacing non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby so long as Lenders holding at least a majority of the aggregate principal amount of the Loans including participations in Letters of Credit and Swing Line Loans and unused commitments under the Facilities shall have consented thereto.

Cost and Yield Protection
Each holder of Loans and the Issuing Lender will receive cost and interest rate protection customary for facilities and transactions of this type (as reasonably determined by the Arranger), including compensation in respect of prepayments of Eurodollar Loans, taxes (including gross-up provisions for withholding taxes imposed by any governmental authority and income taxes associated with all gross-up payments), changes in capital requirements, guidelines or policies or their interpretation or application, illegality, change in circumstances, reserves and other provisions deemed necessary by the Arranger to provide customary protection for U.S. and non-U.S. financial institutions and other lenders.

Expenses
The Borrower shall pay (i) all reasonable and properly documented out-of-pocket expenses of the Administrative Agent, the Collateral Agent, the Syndication Agent and the Arranger associated with the syndication of the Facilities and the preparation, negotiation, execution, delivery, filing and administration of the Loan Documents and any amendment or waiver with respect thereto (including the reasonable and properly documented fees, disbursements and other charges of internal and external counsel and the charges of IntraLinks, SyndTrak or a similar service) and (ii) all reasonable and properly documented out-of-pocket expenses of the Administrative Agent, the Collateral Agent, the Syndication Agent, the Arranger, any other agent appointed in respect of the Facilities and the Lenders (including the reasonable and properly documented fees, disbursements and other charges of internal and external counsel and consultants) in connection with the enforcement of, or preservation of rights under, the Loan Documents; provided that if the Closing Date fails to occur, the Borrower shall not be required to pay any fees or expenses due to the Administrative Agent, the Collateral Agent, the Syndication Agent or the Arranger in connection with the Facilities to the extent it is found by a final, non-

Exhibit A-11

appealable judgment of a court of competent jurisdiction that such failure was the direct result of a breach by the Administrative Agent, the Collateral Agent, the Syndication Agent or the Arranger (as applicable) of any of their respective material obligations under the Loan Documents.

Indemnification
The Loan Documents will contain customary indemnities (as reasonably determined by the Arranger) for (i) the Arranger, the Syndication Agent, the Collateral Agent, the Administrative Agent and the Lenders, (ii) each affiliate of any of the foregoing persons and (iii) each of the respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, attorneys-in-fact and controlling persons of each of the foregoing persons referred to in clauses (i) and (ii) above (other than as a result of such person’s gross negligence bad faith, fraud or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable ruling).

Governing Law and Forum	State of New York.
Counsel to the Arranger, the Collateral Agent and the Administrative Agent	Jones Day.

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Exhibit A-12

ANNEX A-I TO EXHIBIT A
TO COMMITMENT LETTER
Interest and Certain Fees

Interest Rate Options	The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to:
(i) the Base Rate plus the Applicable Margin; or
(ii) the Eurodollar Rate plus the Applicable Margin,

provided that (x) all Swing Line Loans shall bear interest based upon the Base Rate for Revolving Loans and (y) until the earlier to occur of (i) the 90th day following the Closing Date or (ii) the date upon which the Arranger has reduced its (and its affiliates’) Commitments and outstanding credit extensions in respect of the Term Loan Facility to less than $10.0 million in the aggregate and in respect of the Revolving Credit Facility to less than $10.0 million in the aggregate, all Loans shall bear interest based upon the Base Rate.

The Borrower may elect interest periods of one, two, three or six months for Eurodollar Loans (as defined below).

As used herein:

“Applicable Margin” means:

(A) with respect to Revolving Loans,  (i) 4.25% in the case of Base Rate Loans (as defined below) and (ii) 5.25%, in the case of Eurodollar Loans; and

(B) with respect Term Loans, (i) 4.25%, in the case of Base Rate Loans and (ii) 5.25%, in the case of Eurodollar Loans.

“Base Rate” means the highest of (i) the “U.S. Prime Lending Rate” as published in The Wall Street Journal (the “Prime Rate”), (ii) the federal funds effective rate from time to time, plus 0.50% and (iii) 2.75% and (iv) the Eurodollar Rate for a one-month interest period plus 1.00%.

“Eurodollar Rate” means the higher of (i) the rate per annum (adjusted for statutory reserve requirements for Eurocurrency liabilities) at which Eurodollar deposits are offered in the interbank Eurodollar market for the applicable interest period, as quoted on Reuters Screen

Annex A-I to Exhibit A-2

LIBOR01 Page (or any successor page or service) and (ii) 1.75%
Interest Payment Dates	With respect to Loans bearing interest based upon the Base Rate (“Base Rate Loans”), quarterly in arrears on the last day of each calendar quarter and on the applicable maturity date.

With respect to Loans bearing interest based upon the Eurodollar Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period and on the applicable maturity date.

Unutilized Commitment Fee
The Borrower shall pay a commitment fee (the “Unutilized Commitment Fee”) calculated at the rate of 0.50% per annum, on the average daily unused portion of the Revolving Credit Facility, payable quarterly in arrears.  For purposes of the commitment fee calculations only, Swing Line Loans shall not be deemed to be a utilization of the Revolving Credit Facility.

Letter of Credit Fees
The Borrower shall pay a commission on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Revolving Loans made or maintained as Eurodollar Loans on the face amount of each such Letter of Credit.  Such commission shall be shared ratably among the Lenders participating in the Revolving Credit Facility and shall be payable quarterly in arrears.

In addition to letter of credit commissions, a fronting fee calculated at a rate per annum to be agreed upon by the Borrower and the Issuing Lender on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account.  In addition, customary (as determined by the Issuing Bank) administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate
At any time during an event of default under the Facilities, upon written notice to the Borrower, outstanding Loans and other amounts payable under the Facilities shall bear interest at 2.00% above the rate applicable to Base Rate Loans and shall be payable on demand.

Rate and Fee Basis	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of Base

Annex A-I to Exhibit A-3

Rate Loans, the interest rate payable on which is then based on the Prime Rate) for the actual number of days elapsed (including the first day but excluding the last day).
*  *  *

  Annex A-I to Exhibit A-4

EXHIBIT B TO COMMITMENT LETTER

CLOSING CONDITIONS

Capitalized terms used but not defined in this Exhibit B have the meanings assigned to them elsewhere in this Commitment Letter.  Subject to the Funds Availability Provision, the closing of the Facilities and the making of the initial loans and other extensions of credit under the Facilities are conditioned upon satisfaction of the conditions precedent contained in Section 3 of this Commitment Letter and those summarized below.  For purposes of this Exhibit B, references to “we”, “us” or “our” means Jefferies Finance and its affiliates.

GENERAL CONDITIONS

1. Definitive Documents.  The Loan Documents and other Definitive Debt Documents shall have been prepared by our counsel, shall reflect the terms and conditions set forth in this Commitment Letter and otherwise be in form and substance customary for facilities and transactions of this type (as reasonably determined by us) and shall have been executed by the Credit Parties and each of the other parties thereto.  The definitive documents relating to the Junior Capital Issuance (the “Definitive Junior Capital Documents”) (including terms and conditions relating to the interest rate, fees, amortization, maturity, subordination, covenants, events of default and remedies) shall be reasonably satisfactory to us.

2. Concurrent Financings.  The Junior Capital Issuance shall have been consummated or will be consummated concurrently with or immediately following the borrowing of the Term Loans on the Closing Date; provided, that a portion of the Junior Capital Issuance may be funded into an escrow account (the “Junior Capital Escrow Account”), the proceeds of which will be used to redeem the Existing Convertible Notes after the Closing Date in accordance with the terms of the Existing Convertible Notes.  The proceeds from the Junior Capital Issuance, and the borrowing of the Term Loans on the Closing Date, taken together with the existing unrestricted cash balances of the Acquired Business immediately prior to the consummation of the Transactions on the Closing Date, shall be sufficient to finance the Purchase Price, the Refinancing and the payment of all fees and expenses (including any prepayment premium or fee) in connection therewith.

3. Acquisition.  Concurrently with or immediately following the consummation of the Junior Capital Issuance, and the borrowing of the Term Loans on the Closing Date, the Merger shall have occurred and the Acquisition shall have been consummated or will be consummated in accordance with a Merger Agreement containing such terms and conditions as are reasonably satisfactory to us (together with the schedule and exhibits thereto, the “Purchase Agreement”) and to be entered into among the Acquiror, the MergerSub and the Target and the definitive documentation relating thereto or entered into in connection therewith (collectively, the “Definitive Acquisition Documents”), in each case, without giving effect to any amendment, modification or waiver thereof that has not been approved by us in writing, except for any such amendment, modification or waiver that does not adversely effect your rights under the Definitive Debt Documents (it being understood and agreed that any modifications to any of the following provisions of the Purchase Agreement shall be deemed to have a material and adverse effect on the Lenders: (i) the definition of “Material Adverse Effect”, (ii) any change to the effective purchase price or other acquisition consideration to be paid in connection with the acquisition (other than (A) a decrease of not more than 2% of the effective purchase price and other acquisition consideration to be paid in connection with the Acquisition (the “Purchase Price”) or (B) an increase in the Purchase Price that is offset on a dollar-for-dollar basis by the issuance by the Acquiror of common equity), and (iii) provisions relating to the Administrative Agent’s, the Arranger’s or any Lender’s liability, jurisdiction or status as a third party beneficiary under the Purchase Agreement).  We acknowledge that the form of the Definitive Acquisition Documents provided to us as of the date hereof is acceptable to us.  The Definitive

Exhibit B-1

Acquisition Documents shall be in full force and effect on the Closing Date.  Without limiting the foregoing, all agreements relating to, and the corporate structure and management of, the Parent, the Acquiror and their respective subsidiaries (including the Acquired Business) and all organizational documents of such entities, shall be substantially in the forms previously provided to us.

4. Refinancing of Existing Debt.  Concurrently with the consummation of the Acquisition, the Refinancing shall have been consummated, all commitments relating thereto shall have been terminated, all guarantees and security interests in respect thereof shall have been terminated or released and any prepayment premium or fee in relation thereto shall have been paid in full.  After giving effect to the Transactions, the Company shall have outstanding no indebtedness or preferred stock (or direct or indirect guarantee or other credit support in respect thereof) other than (i) the indebtedness in respect of the Debt Financing or the Junior Capital, (ii) the Gari Note, (iii) such other limited indebtedness as may be agreed to by us, (iv) that portion of the Existing Convertible Notes not otherwise refinanced by the Junior Capital and (v) preferred equity on terms and conditions reasonably satisfactory to us.

5. Financial Statements and Leverage.  You shall have delivered to us (i) audited consolidated and consolidating financial statements of each of the Acquiror and the Acquired Business for each of the three fiscal years immediately preceding the Acquisition, and (ii) at least 30 days prior to the Closing Date any appropriate unaudited financial statements (each of which shall have undergone a SAS 100 review) for any interim period or periods and all other recent, probable or pending acquisitions (including pro forma financial statements), in each case, prepared in accordance with generally accepted accounting principles in the United States, subject, in the case of unaudited financial statements only, to the absence of footnote disclosure and year-end adjustments (we acknowledge receipt of all such audited financial statements set forth in clause (i) above).  Based on the most recent financial statements for the Borrower and the Acquired Business, the pro forma total leverage (with EBITDA to be calculated based upon the methodology set forth in Exhibit C hereto and total funded indebtedness will exclude (A) amounts under the Gari Note, and (B) capital lease obligations owing by physician-partners under non-wholly-owned subsidiaries) of the Parent and its consolidated subsidiaries after giving effect to the Transactions (calculated in a manner we agree is appropriate) for the latest twelve-month period for which financial statements are available, will be no greater than 4.50; provided, that such ratio will be increased to 4.60 to 1:00 if such increase is a result of the failure to receive all required regulatory consents and approvals as of the Closing Date.

6. Business Plan; Projections.  You shall have delivered to us a business plan of the Acquired Business for fiscal years 2010 through and including 2015, and satisfactory projections (including the assumptions on which such projections are based) for the Company for fiscal years 2010 through and including 2016 (we acknowledge receipt of such business plan and satisfactory projections dated as of November 30, 2010).

7. Consents and Approvals.  All governmental, regulatory and shareholder approvals and consents necessary to consummate the Transactions shall have been obtained and shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken by any applicable authority, in each case the failure of which to obtain or perform could not reasonably be expected to be materially adverse to the Transactions (it being understood that, if the facilities for which all such approvals and consents have not been obtained represent $1,500,000 or less of EBITDA (less minority interest expense) during the twelve months ending November 30, 2010 (as calculated based on the Target's consolidated financial statements for the period ending November 30, 2010 prepared in accordance with GAAP, calculated and applied consistent with the Target’s past accounting practices), then the failure to obtain such approvals and consents will not be deemed to have a materially adverse effect of the Transactions), and you shall have obtained any third party consents that are required to consummate the

Exhibit B-2

Transactions that, if not obtained, would cause a Material Adverse Effect or would cause or could reasonably be expected to cause a material adverse effect on the rights and remedies of the Lenders (or a trustee, agent or other representative on their behalf) under the Definitive Debt Documents.

8. Litigation, Etc.  There shall not exist any claim, action, suit, investigation, litigation or proceeding pending or threatened by or before any court, or any governmental, administrative or regulatory agency or authority, domestic or foreign, that has had or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect (as such terms is defined in Exhibit D hereto).

9. Performance of Obligations.  All costs, fees, expenses (including reasonable and properly documented legal fees and out-of-pocket expenses, title premiums, survey charges and recording taxes and fees) and other compensation and amounts contemplated by the Debt Financing Letters or otherwise payable to us, the Lenders or any of our or their respective affiliates, shall have been paid to the extent due.  You shall have complied in all material respects with all of your other covenants, agreements and obligations under the Debt Financing Letters, and the Debt Financing Letters shall be in full force and effect.  All of your representations and warranties in the Debt Financing Letters shall be true and correct in all material respects on the date hereof and on the Closing Date.

10. Customary Closing Documents.  All documents required to be delivered under the Definitive Debt Documents, including lien, litigation and tax searches, and customary legal opinions, corporate records and documents from public officials and officers’ certificates shall have been delivered.  Without limiting the foregoing, you shall have delivered (a) at least five business days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, and (b) a certificate from the chief financial officer of the Company in form and substance reasonably satisfactory to us, as to the solvency of the Parent and each of its subsidiaries (on an individual basis), after giving effect to the Transactions.

In addition, the making of all loans and other extensions of credit (including the issuance, amendment, extension or renewal of each Letter of Credit) under the Facilities are conditioned upon satisfaction of the following conditions precedent:

11. Absence of Defaults.  There shall not exist (pro forma for the Transactions) any default or event of default under any of the Definitive Debt Documents.

12. Accuracy of Representations and Warranties.  The representations and warranties in the each of the Definitive Debt Documents shall be true and correct in all material respects.

13. Absence of Legal Bar.  There shall be no legal bar to the making of such loan or extension of credit.

14. Delivery of Notice.  The Administrative Agent thereunder shall have received a duly-completed and timely-delivered notice of borrowing.

ADDITIONAL CONDITION PRECEDENT TO THE FACILITIES

1. Security.  The Collateral Agent, for the benefit of the Lenders under the Facilities, shall have been granted perfected first priority security interests in the assets of the Credit Parties to the extent described in Exhibit A to this Commitment Letter under the caption “Collateral” in form and substance reasonably satisfactory to the Arranger.  We shall have received satisfactory assurances that an ALTA

Exhibit B-3

title insurance policy insuring the interest of the Lenders under the Facilities in the real property securing the Facilities has been obtained, in form and substance reasonably satisfactory to us.

FUNDS AVAILABILITY PROVISION

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Definitive Debt Documents or any other letter agreement or other undertaking concerning the Facilities to the contrary:  (a) the only representations relating to the Acquired Business the accuracy of which shall be a condition to availability of the Facilities on the Closing Date shall be (i) such of the representations made by the Target in the Purchase Agreement that are material to the interests of the Lenders, but only to the extent that the Acquiror has the right to terminate its obligations under the Purchase Agreement or not to consummate the transactions contemplated by the Purchase Agreement as a result of a breach of such representations in the Purchase Agreement (the “Purchase Agreement Representations”) and (ii) the Specified Representations (as defined below); and (b) the terms of the Definitive Debt Documents shall be in a form such that they do not exclude the closing of the Facilities and the making of the initial loans and other extensions of credit under the Facilities on the Closing Date if the conditions set forth in this Commitment Letter are satisfied, it being understood that (x) other than with respect to any UCC Filing Collateral, Stock Certificates and IP Filings (each as defined below), to the extent any Collateral is not provided on the Closing Date after the use by the Acquiror, the Parent, and the Credit Parties of commercially reasonable efforts to do so (including by providing a financing cooperation obligation by the Company and its subsidiaries in the Purchase Agreement with respect to deliveries by the Credit Parties on terms reasonably satisfactory to us), the delivery of such Collateral shall not constitute a condition precedent to the availability of the Facilities on the Closing Date but may instead be required to be delivered after the Closing Date pursuant to arrangements and timing reasonably satisfactory to the Arranger, (y) with respect to perfection of security interests in UCC Filing Collateral and IP Filings, the sole obligation of the Acquiror and the Credit Parties shall be to deliver, or cause to be delivered, necessary UCC financing statements and intellectual property security agreements to the Collateral Agent or irrevocably authorize and cause the Credit Parties to irrevocably authorize the Collateral Agent to file necessary UCC financing statements and IP security agreements, and (z) with respect to perfection of security interests in Stock Certificates, the sole obligation of the Acquiror and the Credit Parties shall be to deliver, or cause to be delivered, to the Collateral Agent Stock Certificates together with undated stock powers executed in blank.

For purposes hereof, (1) “Specified Representations” means the representations and warranties relating to due organization, existence, corporate (or other) power and authority, the due authorization, execution, delivery and enforceability of the Definitive Debt Documents, non-contravention of the Definitive Debt Documents with organizational documents, applicable law, material contracts and any order, judgment or decree of any court or other governmental authority binding on any Credit Party or its subsidiaries, receipt of governmental approvals in connection with the Facilities, solvency, accuracy of information, preparation of the Projections in good faith based upon reasonable assumptions believed by Credit Parties to be reasonable at the time such Projections are made available to us, use of proceeds, anti-terrorism laws and money laundering activities and dealings with embargoed persons, Federal Reserve margin regulations, Investment Company Act, PATRIOT Act, and validity, priority and perfection of security interests (subject to the limits set forth in the preceding paragraph), (2) “UCC Filing Collateral” means Collateral consisting solely of assets for which a security interest can be perfected by filing a Uniform Commercial Code financing statement, (3) “IP Filings” means Collateral consisting solely of intellectual property assets for which a security interest can be perfected by filing an intellectual property security agreement (or similar agreement) with the U.S. Patent and Trademark Office or Copyright Office and (4) “Stock Certificates” means Collateral consisting of stock certificates or other certificates representing capital stock or other equity interests (to the extent certificated), as the case may be, of the Parent and its subsidiaries required as Collateral pursuant to this Commitment Letter for which a security

Exhibit B-4

interest can be perfected by delivering such stock certificates or other certificates. The provisions of this paragraph and the preceding paragraph shall be referred to herein as the “Funds Availability Provision.”

* * *

Exhibit B-5

EXHIBIT C TO COMMITMENT LETTER

EBITDA

EBITDA for the twelve-month period ended December 31, 2010 shall be determined:

(a)           with respect to Target and its subsidiaries (the “Target Group”), by rolling forward LTM EBITDA as of September 30, 2010, as set forth and as determined in the Quality of Earnings section of the KPMG Report (defined below) (which LTM EBITDA was $23.072 million), and by giving effect to the proposed managements adjustments totaling $5.304 million and the post-acquisition synergies totaling $7.7 million (as such synergies are described in the projections delivered pursuant to Paragraph 6 of Exhibit B and as such adjustments are described in the KPMG Report); and

(b)           with respect to Company and its subsidiaries (excluding the Target Group), in a manner consistent with the projections delivered pursuant to Paragraph 6 of Exhibit B to the Commitment Letter.

For purposes hereof, the “KPMG Report” means the Project Wildcat Due Diligence Assistance Report dated December 4, 2010, prepared by KPMG LLP.

EXHIBIT D TO COMMITMENT LETTER

MATERIAL ADVERSE EFFECT

“Material Adverse Effect” means any state of facts, condition, change, development or event with respect to the Target (each, an “Event”) that, individually or in the aggregate, (i) results in or is reasonably likely to result in a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of the Target and its subsidiaries, taken as a whole, or (ii) prevents, materially impedes or materially delays the consummation of the Acquisition to a date following the Termination Date (as defined in the Purchase Agreement); provided, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect pursuant to clauses (i) and (ii) above:  (A) any Events generally affecting the industry in which the Target primarily operates or the economy, or financial or capital markets, in the United States or elsewhere in the world; (B) any Events arising from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event; (C) any failure, in and of itself, by the Target to meet any internal or published projections or predictions (whether such projections or predictions were made by the Target or independent third parties) for any period ending on or after the date of this Commitment Letter, provided, that the underlying causes of such failure shall not be excluded by this clause (C); (D) any Events resulting from or arising out of any change in GAAP or changes in applicable Law or the interpretation thereof by governmental entities, in each case after the date hereof; (E) any Events (including any loss of employees or any loss of, or any disruption in, supplier, customer, licensor, licensee, partner or similar relationships) attributable to the announcement or pendency of the Acquisition or any of the other transactions contemplated thereby; and (F) any Events resulting from changes in the market price or trading volume of the common stock of the Target, excluding from this proviso, in the case of clauses (A), (B) and (D), any Event which disproportionately affects, individually or together with other Events, the Target and its subsidiaries when compared to other persons operating in the industry in which the Target and its subsidiaries operate.

Exhibit 99.8
EXECUTION VERSION

LIMITED GUARANTEE

LIMITED GUARANTEE, dated as of January 20, 2011 (this "Limited Guarantee"), by H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership (the "Guarantor") in favor of NovaMed, Inc., a Delaware corporation (the "Guaranteed Party").

1. LIMITED GUARANTEE.  To induce the Guaranteed Party to enter into an Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the "Merger Agreement"), by and among Surgery Center Holdings, Inc. ("Parent"), Wildcat Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party (the "Merger"), Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally, guarantees to the Guaranteed Party, but only up to the Cap (as defined below), the due and punctual payment, when due, of (a) the Parent Termination Fee pursuant to Section 5.6(d) of the Merger Agreement (including any amounts payable pursuant to the second sentence of Section 5.6(f) of the Merger Agreement), (b) the Parent Default Fee pursuant to Section 5.6(d) of the Merger Agreement (including any amounts payable pursuant to the second sentence of Section 5.6(f) of the Merger Agreement), and (c) Parent's obligation to pay Company Damages pursuant to Section 5.6(g) of the Merger Agreement and, in all cases, subject to the Parent Liability Cap in Section 5.6(g) of the Merger Agreement (the "Obligations"); provided that in no event shall the Guarantor's aggregate liability under this Limited Guarantee exceed in the aggregate $10,902,000 plus any amounts payable pursuant to the second sentence of Section 5.6(f) of the Merger Agreement (the "Cap"), it being understood that this Limited Guarantee may not be enforced without giving effect to the Cap.  All payments hereunder shall be made in lawful money of the United States, in immediately available funds.  Subject to the Cap, the Guarantor promises and undertakes to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind (other than defenses to the payment of the Obligations that are available to Parent or Merger Sub under the Merger Agreement).  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

If Parent or Merger Sub is in breach of its Obligations, then the Guaranteed Party may at any time and from time to time, at the Guaranteed Party's option, and so long as Parent or Merger Sub remains in breach of its Obligations, take any and all actions available hereunder or under applicable Law to collect on the Guarantor's liabilities hereunder in respect of such Obligations subject to the Cap; provided, that the Guaranteed Party acknowledges that the Guarantor's liability hereunder is subject to the Cap.

2. NATURE OF GUARANTEE.  Subject to the Cap, the Guarantor's liability hereunder is absolute, unconditional, irrevocable and continuing irrespective, without limitation, of (a) any lack of validity or enforceability of the Merger Agreement, (b) any modification, amendment or waiver of, or any consent to departure from, the Merger Agreement or the Commitment Letters that may be agreed to by Parent or Merger Sub in accordance with the terms of the Merger Agreement or the Commitment Letters, respectively or (c) any other circumstance that might otherwise constitute a defense available to, or a discharge of, Guarantor hereunder (other than payment and performance in full or termination of this Limited Guarantee in accordance with its terms).  Without limiting the foregoing, this Limited Guarantee is a guarantee of payment and not of collection and in no way conditioned upon any requirement that the Guaranteed Party first attempt to collect the Obligations from Parent or Merger Sub or resort to any security or other means of collecting payment.  Should Parent or Merger Sub default in the payment or performance of any of the Obligations, the Guarantor’s obligations hereunder shall become immediately due and payable to the Guaranteed Party.  In addition, the Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor's obligations hereunder.  In the event that any payment hereunder is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to such Obligations as if such payment had not been made.  If the Guaranteed Party is prevented under applicable Law or otherwise from demanding or accelerating payment of any of the Obligations from Parent or Merger Sub by reason of any automatic stay or otherwise, the Guaranteed Party shall be entitled to receive from the Guarantor, upon demand therefor, the sums that otherwise would have been due had such demand or acceleration occurred.

Subject to and in furtherance of the foregoing, the Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount of the Obligations (subject to the Cap).

3. CHANGES IN OBLIGATIONS, CERTAIN WAIVERS.

(a) The Guarantor agrees that the Guaranteed Party may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of any of the Obligations (provided that such amendment to the Merger Agreement is made in accordance with the provisions of Section 7.3 thereof), and may also make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, without in any way impairing or affecting such Guarantor's obligations under this Limited Guarantee.  The Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Guarantor, Parent or Merger Sub; (ii) any change in the time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement made in accordance with the terms thereof or any agreement evidencing, securing or otherwise executed in connection with any of the Obligations; (iii) the addition, substitution or release of any entity or other Person interested in the transactions contemplated by the Merger Agreement; (iv) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (v) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (vi) the existence of any claim, set-off or other right which the Guarantor may have at any time against Parent, Merger Sub or the Guaranteed Party, whether in connection with the Obligations or otherwise (other than defenses to the payment of the Obligations that are available to Parent or Merger Sub under the Merger

2

Agreement); (vii) the adequacy of any means the Guaranteed Party may have of obtaining payment related to the Obligations; or (vii) the adequacy of any means the Guaranteed Party may have of obtaining payment related to the Obligations.  Subject to the Cap, to the fullest extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party.  The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligations incurred and all other notices of any kind (other than notices expressly required to be provided to Parent or Merger Sub pursuant to the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than defenses to the payment of the Obligations that are available to Parent or Merger Sub under the Merger Agreement (other than any such defenses arising out of, or due to, or as a result of, the insolvency or bankruptcy of the Parent or Merger Sub (including, without limitation, the rejection of the Merger Agreement in an insolvency or bankruptcy of the Parent or Merger Sub)).  The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

(b) The Guaranteed Party hereby covenants and agrees that it shall not institute, and shall cause its affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto (including under the Commitment Letters) against (i) the Guarantor, (ii) any of the former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Guarantor (other than Parent and Merger Sub to the extent provided in the Merger Agreement), or (iii) any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing (those Persons described in clauses (ii) or (iii) , including Parent and Merger Sub, each being referred to as a "Non-Recourse Party"), except for claims against the Guarantor or its successors or permitted assigns under this Limited Guarantee and against Parent, Merger Sub or their respective successors and assigns under the Merger Agreement (and in each case subject to the Cap in the aggregate).  The Guarantor hereby covenants and agrees that it shall not institute, and shall cause its affiliates not to institute, directly or indirectly, any litigation or other proceeding asserting that this Limited Guarantee or any portion thereof is illegal, invalid or unenforceable in accordance with its terms.  In the event there is any litigation related to this Limited Guarantee, in addition to any other remedies available to the parties, the non-prevailing party in such litigation shall reimburse the prevailing party for all legal fees and expenses incurred by the prevailing party in connection with such litigation.

(c) So long as this Limited Guarantee is in effect, the Guarantor hereby unconditionally and irrevocably agrees that it will not exercise any rights that it may now have or hereafter acquire against Parent or Merger Sub that arise from the existence, payment,

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performance, or enforcement of the Guarantor's obligations under or in respect of this Limited Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent or Merger Sub or any other Person, whether or not such claim, remedy or right arises in equity or under contract, statute or common Law, including, without limitation, the right to take or receive from Parent or Merger Sub or such other Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right.  If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time while this Limited Guarantee is in effect, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations and all other amounts payable under this Limited Guarantee, in accordance with the terms of the Merger Agreement, whether matured or unmatured, or to be held as collateral for any Obligations or other amounts payable under this Limited Guarantee thereafter arising.  Except as otherwise provided in this Limited Guarantee, the Guaranteed Party hereby agrees that to the extent Parent and Merger Sub are relieved of all or any portion of their payment obligations under the Merger Agreement, the Guarantor shall be similarly relieved of its corresponding Obligations under this Limited Guarantee.

4. NO WAIVER; CUMULATIVE RIGHTS.  No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.  Subject to the Cap, the Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party's rights against, Parent, Merger Sub or any other Person liable for any Obligations prior to proceeding against the Guarantor hereunder.

5. REPRESENTATIONS AND WARRANTIES.  The Guarantor hereby represents and warrants that:

(a) it is a limited partnership, duly organized, validly existing and in good standing under the Laws of Delaware; it has all requisite power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Limited Guarantee;

(b) the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action and do not contravene any provision of the Guarantor's charter, partnership agreement, operating agreement or similar organizational documents or any Law, Judgment or contractual restriction binding on the Guarantor or its assets;

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(c) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;

(d) this Limited Guarantee constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting creditors' rights generally, and (ii) the exercise of judicial discretion in accordance with general equitable principles (whether considered in a proceeding in equity or at law); and

(e) the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guarantee shall be available to the Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 8 hereof.

6. NO ASSIGNMENT.  Neither the Guarantor nor the Guaranteed Party may assign or delegate their respective rights, interests or obligations hereunder to any other Person (including by operation of Law) without the prior written consent of the Guaranteed Party or the Guarantor, as the case may be.

7. NOTICES.  All notices, requests, claims, demands and other communications hereunder shall be given in writing and shall be deemed to have been duly received (a) upon receipt by hand delivery, (b) upon receipt after dispatch by registered or certified mail, postage prepaid, (c) on the next Business Day if transmitted by national overnight courier with confirmation of delivery, or (d) upon confirmation of delivery if transmitted by facsimile, as follows:

if to the Guarantor:

H.I.G. Bayside Debt & LBO Fund II, L.P.
c/o H.I.G. Capital LLC
1001 Brickell Bay Drive, 32nd Floor
Miami, Florida  33131
Attn.:           Chris Laitala and Matt Lozow
Facsimile:  (305) 381-4157

with a copy to:

McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois  60606
Attn:           Brooks B. Gruemmer

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Facsimile:  (312) 984-7700

If to the Guaranteed Party, as provided in the Merger Agreement.

8. CONTINUING GUARANTEE; TERM.  This Limited Guarantee may not be revoked or terminated and shall remain in full force and effect and shall be binding on the Guarantor and its successors and assigns until all of the Obligations have been satisfied in full.  Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantor shall have no further obligations under this Limited Guarantee as of the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, other than a termination pursuant to Section 7.1(b)(i), 7.1(b)(ii), 7.1(b)(iii), 7.1(e) or 7.1(g) thereof, and (c) 180 days after a termination of the Merger Agreement pursuant to Section 7.1(b)(i), 7.1(b)(ii), 7.1(b)(iii), 7.1(e) or 7.1(g) thereof, unless prior to the termination pursuant to Section 7.1(b)(i), 7.1(b)(ii), 7.1(b)(iii), 7.1(e) or 7.1(g) or the end of the 180 day period referred to in this clause (c), the Guaranteed Party shall have commenced a legal proceeding alleging amounts payable by the Guarantor to the Guaranteed Party under this Limited Guarantee or payable by Parent or Merger Sub under the Merger Agreement, in which case this Limited Guarantee shall terminate upon either (i) a final, non-appealable resolution of such legal proceeding and payment of the Obligations (subject to the Cap), if applicable or (ii) a written agreement signed by each of the parties hereto terminating this Limited Guarantee.  In the event that the Guaranteed Party or any of its stockholders or affiliates (A) asserts in any litigation or other proceeding that the provisions of Section 1 or 9 hereof (or any part thereof) are illegal, invalid or unenforceable in whole or in part or (B) asserts any other claim or theory of liability against the Guarantor (including a claim to enforce or any other claim with respect to the equity commitment letter dated as of the date hereof from the Guarantor to Parent (the "Equity Commitment Letter")) or any Non-Recourse Party with respect to the transactions contemplated by or otherwise relating to the Merger Agreement, then (x) the Obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and be null and void, (y) if the Guarantor has previously made any payments under this Limited Guarantee, the Guarantor shall be entitled to recover such payments from the Guaranteed Party, and (z) neither the Guarantor, Parent, Merger Sub nor any Non-Recourse Party shall have any liability to the Guaranteed Party or any of its stockholders or affiliates with respect to the transactions contemplated by the Merger Agreement or under this Limited Guarantee.

9. NO RECOURSE.  Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith, and notwithstanding the fact that the Guarantor is a limited partnership, by its acceptance of the benefits of this Limited Guarantee and subject to its terms, the Guaranteed Party acknowledges and agrees that no Person other than the Guarantor has any obligations hereunder and that no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, any Non-Recourse Party, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Guaranteed Party against Guarantor, or any Non-Recourse Party (including any claim to enforce the Equity Commitment Letter), by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, or otherwise, it being

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acknowledged and agreed, for the avoidance of doubt, that the restriction on liability set forth in the immediately preceding sentence shall not limit or otherwise apply to the Guaranteed Party’s rights against the Guarantor under this Limited Guarantee, subject to the Cap.  Recourse against the Guarantor pursuant to and expressly subject to the terms and conditions of this Limited Guarantee shall be the sole and exclusive remedy of the Guaranteed Party and all of its stockholders and affiliates against the Guarantor, Parent or Merger Sub in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement, the Equity Commitment Letter or the transactions contemplated thereby.  Nothing set forth in this Limited Guarantee shall confer or give or shall be construed to confer or give to any Person (including any Person acting in a representative capacity) any rights or remedies against any Person other than the rights of the Guaranteed Party against the Guarantor as expressly set forth herein and subject to the Cap.

10. GOVERNING LAW; JURISDICTION.  This Limited Guarantee, and all claims and causes of action arising out of, based upon, or related to this Limited Guarantee or the negotiation, execution or performance hereof, shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to choice or conflict of law principles that would result in the application of any Laws other than the Laws of the State of Delaware.  Any legal action, suit or proceeding arising out of, based upon or relating to this Limited Guarantee or the transactions contemplated hereby shall be brought the Delaware Court of Chancery or any state court in the Borough of Manhattan, New York (and if jurisdiction in the Delaware Court of Chancery or such state court shall be unavailable, the Federal court of the United States of America sitting in the State of Delaware or the Borough of Manhattan, New York) and any direct appellate court therefrom.  Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any legal action, suit or proceeding arising out of, based upon or relating to this Limited Guarantee and the rights and obligations arising hereunder and agrees that it will not bring any action arising out of, based upon or related to this Limited Guarantee in any other court.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any legal action, suit or proceeding arising out of, based upon or relating to this Limited Guarantee, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with Section 7, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum or (ii) the venue of such suit, action or proceeding is improper.  Each of the parties hereto agrees that notice or the service of process in any action, suit or proceeding arising out of, based upon or relating to this Limited Guarantee or the rights and obligations arising hereunder shall be properly served or delivered if delivered in the manner contemplated by Section 7.

11. WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY

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LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS LIMITED GUARANTEE OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF.

12. COUNTERPARTS.  This Limited Guarantee may be executed in multiple counterparts (including by facsimile or PDF), all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

13. MISCELLANEOUS.

(a) This Limited Guarantee contains the entire agreement between the parties relative to the subject matter hereof and supersedes all prior agreements, representations, warranties, statements and understandings, written or oral, between Guarantor and its affiliates, on the one hand, and the Guaranteed Party and its affiliates, on the other hand, with respect to the subject matter of this Limited Guarantee.  No amendment, modification or waiver of any provision hereof shall be enforceable unless agreed to by the Guaranteed Party and the Guarantor in writing.

(b) Any provision hereof that is prohibited or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(c) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee.

(d) All parties acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

(e) This Limited Guarantee shall be binding on, and inure to the benefit of, the successors and permitted assignees of the Guarantor and the Guaranteed Party.

*   *   *   *   *

(signature pages follow)

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IN WITNESS WHEREOF, the Guarantor has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By: H.I.G. Bayside Advisors II, LLC
Its: General Partner

By: H.I.G.-GPII, Inc.
Its: Manager

By: /s/ Richard Siegel
Name: Richard Siegel
Its: Vice President and General Counsel

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

NOVAMED, INC.

By:      /s/ Thomas S. Hall
           Name: Thomas S. Hall
           Title: President, Chief Executive Officer

[Signature Page to Limited Guarantee]